WACHOVIA CORPORATION 2001 ANNUAL REPORT

WACHOVIA

CORPORATE PROFILE

Wachovia Corporation (NYSE:WB), created through the September 1, 2001, merger of First Union and the former Wachovia, had assets of $330 billion and stockholders' equity of $28 billion at December 31, 2001. Wachovia is a leading provider of financial services to 20 million retail, brokerage and corporate customers throughout the East Coast and the nation. Wachovia is the nation's fourth largest banking company based on assets and operates 2,800 full-service banking offices and 4,700 automated teller machines under the First Union and Wachovia names in 11 East Coast states and Washington, D.C. As the nation's fifth largest full-service retail broker dealer, based on client assets, the company offers full-service brokerage with offices in 49 states. Wachovia also provides global services through more than 30 international offices. Online banking and brokerage products and services are available through wachovia.com and firstunion.com. Direct telephone banking is available at 1-800-413-7898.

CONTENTS

Securities and Debt Ratings

At December 31, 2001					
Wachovia Corporation				Wachovia Bank and First Union National Bank	
	Short-Term Debt	Senior Debt	Subordinated Debt	Short-Term Deposits, Notes, Letters of Credit	Long-Term Deposits, Notes, Letters of Credit
Moody's Investors Service	P-1	A1	A2	P-1	Aa3
Standard & Poor's	A-1	A	—	A-1	A+
Fitch	F-1	A+	A	F-1+	AA-
Note: All Wachovia Corporation and bank ratings are investment grade.					

WELCOME TO THE NEW WACHOVIA

We are excited to introduce our new brand. While building on the heritage of our respective companies, the spirit of today's Wachovia embodies something entirely unique. Our new brand is built on a rock-solid foundation: people. The interaction between our employees, customers, shareholders and communities will expand opportunities and enhance future growth. The brandmark you see on the cover represents the essence of our new company: a dynamic and evolving community. The intricate interconnection of flowing lines captures Wachovia gaining strength from a confluence of cultures, ideas and individuals working together as a team to support shared goals and collective success.

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share data)	Years Ended December 31, 2001	2000	Percent Increase (Decrease)
FINANCIAL HIGHLIGHTS			
Operating Earnings			
Net interest income – tax-equivalent	$ 7,934	7,536	5 %
Fee and other income	6,271	6,815	(8)
Total revenue – tax-equivalent	14,205	14,351	(1)
Provision for loan losses	1,067	754	42
Noninterest expense	9,559	9,213	4
Income taxes – tax-equivalent	1,223	1,449	(16)
Income before merger-related, restructuring and other charges and cumulative effect of a change in accounting principle *(Operating earnings)*	2,356	2,935	(20)
After-tax merger-related, restructuring and other charges	(737)	(2,797)	74
Income before cumulative effect of a change in accounting principle	1,619	138	—
Cumulative effect of a change in accounting for beneficial interests, net of taxes	—	(46)	—
Net income	1,619	92	—
Dividends on preferred stock	6	—	—
Net income available to common stockholders *(As reported)*	$ 1,613	92	— %
DILUTED EARNINGS PER COMMON SHARE			
Income before merger-related, restructuring and other charges and cumulative effect of a change in accounting principle	$ 2.12	2.97	(29)%
Income before cumulative effect of a change in accounting principle	1.45	0.12	—
Net income	$ 1.45	0.07	— %
CASH OPERATING EARNINGS			
Net income	$ 2,782	3,270	(15)%
Diluted earnings per common share	$ 2.50	3.30	(24)
Return on average tangible common stockholders' equity	20.27 %	26.33	—
Return on average common stockholders' equity	13.59	19.19	—
Overhead efficiency ratio	63.61 %	61.68	—
BALANCE SHEET DATA			
Securities	$ 58,467	49,246	19 %
Loans, net	163,801	123,760	32
Total assets	330,452	254,170	30
Total deposits	187,453	142,668	31
Long-term debt	41,733	35,809	17
Stockholders' equity	$ 28,455	15,347	85 %
CAPITAL ADEQUACY			
Tier 1 capital ratio	7.04 %	7.02	—
Total capital ratio	11.08 %	11.19	—
ASSET QUALITY			
Allowance as % of loans, net	1.83 %	1.39	—
Allowance as % of nonperforming assets	175	135	—
Net charge-offs as % of average loans, net	0.70	0.59	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.13 %	1.22	—
OTHER DATA			
Employees	84,046	70,639	19 %
Branches and brokerage offices	3,434	2,568	34
ATMs	4,675	3,772	24
Common shares outstanding *(In millions)*	1,362	980	39
Common stock price	$ 31.36	27.81	13
Book value per common share	20.88	15.66	33
Market capitalization	42,701	27,253	57
Dividends paid per common share	$ 0.96	1.92	(50)%

The merger of First Union and the former Wachovia closed on September 1, 2001. Because this merger was accounted for as a purchase, prior periods have not been restated. Results in 2001 include four months of the former Wachovia.



L.M. Baker Jr.
Chairman

G. Kennedy Thompson
President and Chief Executive Officer

16% return to stockholders in 2001

Dear Wachovia Stockholder,

For your company, the year 2001 will forever be defined by two dates: September 1, when we completed the merger of First Union Corporation and Wachovia Corporation, and September 11, when we were shaken to our core by the loss of so many, including five colleagues, in the terrorist attacks. At the same time, we have been tremendously moved by the resilience of the American people and their resolve to keep moving forward.

In this spirit, we redoubled energies toward making sure that the collective resources and deep-rooted knowledge gained in our merger are rapidly put to work. The merger of First Union and Wachovia produced an improved market position, exciting growth potential and an operating strategy designed to generate enhanced shareholder value. We are focusing the resources of two fine companies on building a level of service, quality of product and degree of caring for customers that we believe will set Wachovia apart.

This merger gave the new company added strength and stability in the face of uncertain economic conditions. That being said, we believe it is prudent to be highly disciplined particularly while managing through a challenging economic environment. As this letter is written, there is some optimism that an economic recovery is in sight. But the recessionary trends experienced in 2001 were different from previous recessions and any recovery may be different too.

The recession of 2001 was a "corporate" rather than "consumer" one. Sharp declines in profits and capital spending stood in contrast to exceptional resilience among customers purchasing housing and motor vehicles. There

WB Outperformed Throughout 2001


40
30
20
10
0
-10
-20
WB 16.12
Philadelphia KBW Bank Index -2.32
S&P Bank Composite 0.5
12/00
3/01
6/01
9/01
12/01

was not a single quarter of decline in consumer spending, distinguishing this from virtually all prior recessions. Good consumer news throughout the year was bolstered by eleven reductions in interest rates, lower energy prices, personal tax cuts and healthy demand in housing and auto markets.

With these trends in mind, Wachovia's budget planning incorporates a view of restrained economic growth for year 2002. Should the economy rebound with greater strength, so much the better. We are confident that Wachovia's strong customer service, scale in distribution and excellent revenue growth opportunities will enable us to enhance shareholder value even in a challenging economic environment.

Created Shareholder Value The investment community reacted favorably to Wachovia's strategic prospects in 2001. Our total return to shareholders (stock price appreciation and reinvested dividends) of 16 percent outpaced the S&P Bank Composite index of 0.5 percent and the Philadelphia KBW Bank Index of negative 2 percent. Thirteen percent growth in the value of our shares ranked fourth among the nation's 20 largest banking companies as the year came to a close.

Strengthened Business Lines In the opening months of 2002, solid results are emerging that give us confidence in growth expectations:

- We believe we are achieving our primary goal of improving customer service. This goal has been paramount in strategic planning and merger integration. As a result, customers are responding with approval shown by 11 straight quarters of improved satisfaction scores.
- We are gathering an increasing share of client assets. In 2001 we attracted roughly $20 billion of net new money to Wachovia, including $5 billion in new core deposits, $11 billion in sales of mutual funds and $3 billion in sales of annuities.
- We are winning new business – today Wachovia ranks No. 1 or No. 2 in deposit share in all six of our regional marketplaces. We serve more than a third of commercial and small businesses in our footprint. We also moved up in League Table rankings – for example, Wachovia now ranks among the Top 10 in leveraged loan syndications, asset-backed finance, convertible bonds, high yield debt and equity underwriting.
- We are meeting merger targets – we formed a strong, cohesive team immediately with the top three tiers of management and all market management leaders in place by year-end 2001. In addition more than 800 systems had been selected before year-end, and a review of branch consolidation candidates had begun. Wachovia's board of directors created a merger integration committee to provide direct governance oversight as we move ahead on a deliberate, well-planned integration path.

Completed Restructuring Both companies substantially completed significant restructuring plans in early 2001 – on time, on budget and as promised. To recap briefly, we divested businesses that had minimal connection to our growth strategy, those without scale or competitive strength, and those with limited growth prospects. We exited credit card servicing, mortgage servicing and auto leasing; closed The Money Store and sold 84 nonstrategic branch offices. As a result of these decisions, we have little exposure to current areas of concern in consumer lending such as credit cards and subprime consumer loans.

Created Outstanding Franchise As restructuring programs neared completion, we realized an opportunity to accelerate the similar strategic path upon which both companies had already embarked. We successfully presented the case for our combination to shareholders and investors and won overwhelming approval. This bold step created a preeminent financial service franchise in one of the fastest growing regions of the United States. It created the leading retail bank presence on the East Coast and the nation's fifth largest full-service retail broker dealer. We are the nation's third largest commercial lender, and have relationships with a third of the businesses in our East Coast footprint. These customers provide the foundation for a strong complement of high growth businesses offered nationwide, such as asset management, brokerage services and corporate and investment banking. These relationships generate significant cross-selling opportunities and create attractive opportunities to hold the line on expense growth.

Improved Risk Profile In 2001 we took decisive actions to prepare for the deteriorating economy. Credit reserves were strengthened in the third quarter to reflect the strain that the economic slowdown has placed on our commercial and consumer clients. These steps are a continuation of our long-standing practice of aggressively managing problem loans during weak economic cycles. As a result, our charge-off and nonperforming asset levels in 2001 were better than those reported by many industry peers. In addition we took steps in the third quarter of 2001 to reduce our exposure by taking necessary write-downs in principal investing. This business has generated strong returns since its inception in 1988, but 2001 was not a good year for this business as we and others took sizable reductions in these portfolios. Wachovia's $707 million principal investing write-down in 2001 significantly dampened earnings, but we do not anticipate a material impact from this business in 2002.

Controlling Expenses We continue to focus on controlling expenses. We believe there is room for continued streamlining and expense reduction in our company and there is a sound expense management culture taking hold. While our asset base grew 30 percent from year-end 2000, noninterest expense rose only 4 percent despite the September 1 merger and we achieved the lowest cash overhead efficiency ratio since 1999. These expense efficiencies were realized while continuing investment in improving customer service.

Carefully Planned Integration Over the next 18 months, we will focus on thousands of detailed tasks required to complete the integration of First Union and Wachovia. While that important work is going on, we will also take on longer-term strategic issues, including:

- Defining success for each business segment to grow revenue and build on a tradition of service excellence;
- Creating a culture that reflects both our vision for the company and values we share;
- Working together across business lines to better serve customers and clients of the entire company.

Established Corporate Priorities Despite significant progress, we are not satisfied with current results. We have identified the need to achieve top financial performance in our industry and lines of business. With these priorities in mind, we are establishing three-year guideposts by which to measure success:

- **Grow earnings per share by 10 to 12 percent annually.** We are using earnings per share and economic profit goals to motivate, evaluate and reward performance. Management incentive compensation will be directly tied to these goals in order to ensure managers are aligned with shareholder interests.
- **Grow revenue while consistently improving risk-adjusted return on capital, economic profit and productivity.** We intend to bring more revenue to the bottom line through superior customer service, by rigorously controlling expense growth and by focusing on higher growth businesses requiring moderate capital investment.
- **Attain a AA bond rating by:**
  - Successfully completing our merger integration;
  - Applying effective risk management practices; and
  - Achieving and maintaining a Tier I capital ratio above 8 percent.

Growth Prospects Promising Because of the favorable growth prospects for our four core businesses, we have great confidence that we will achieve these goals. Over time, we expect average annual growth of 7 to 9 percent from General Banking due to improved market position and highly targeted customer relationship strategies. Capital Management and Wealth Management groups should grow over time by more than 15 percent annually due to favorable demographics, investor acceptance of products and distribution capabilities. We expect 10 percent average annual long-term growth in the Corporate and Investment Bank through delivery of creative ideas, capital resources and treasury management services to a larger base of potential clients.

Key to Our Success: Wachovia's People We enter 2002 intent on delivering the promise of this new company for customers, shareholders and employees. We are proud of the way employees pulled together in 2001. Wachovia would not be strong today without the contribution and hard work each day by each employee. Together we have made considerable progress in merger integration, carefully considering decisions both large and small to ensure a smooth transition for customers. Through it all, we have refused to become distracted from the ultimate goal of meeting the financial needs of customers and clients in a superior fashion.

We express sincere appreciation to directors who have retired in 2001 and the new directors who have come together to guide the company. We are grateful for the support of customers and clients. We are dedicated to bringing real value to them and to the communities we serve.

With total assets of $330 billion and market capitalization of $43 billion at December 31, 2001, this new company, the 16th largest banking company in the world, symbolizes financial strength, stability and dependability. We are confident in our vision and firmly committed to effective and aggressive execution of strategies. We look forward to serving you, and we thank you for your support.

Sincerely,

G. Kennedy Thompson
President and Chief Executive Officer

L.M. Baker Jr.
Chairman

February 19, 2002

RESILIENT, DIVERSIFIED BUSINESSES


Wachovia is the nation's fourth largest bank holding company.
○ No.1 retail banking franchise on the East Coast
○ No.3 commercial lender in the nation
○ No.5 full-service retail brokerage firm in the nation
○ Retail banking offices
△ Wachovia's home equity locations
□ Wachovia Securities

Based on FDIC data as of June 30, 2001, excluding required divestitures.


New York
Rank: No. 14
Share: 1.36%
Connecticut
Rank: No. 3
Share: 7.45%
Pennsylvania
Rank: No. 2
Share: 12.12%
New Jersey
Rank: No. 2
Share: 10.66%
Delaware
Rank: No. 10
Share: 1.45%
Maryland
Rank: No. 5
Share: 6.34%
Virginia
Rank: No. 1
Share: 17.26%
Washington, D.C.
Rank: No. 3
Share: 17.87%
North Carolina
Rank: No. 2
Share: 27.51%
South Carolina
Rank: No. 1
Share: 19.75%
Georgia
Rank: No. 1
Share: 17.64%
Florida
Rank: No. 2
Share: 15.60%

Wachovia's balanced business model includes products and services to meet a variety of financial needs and the scale to serve customers on their terms.

Distribution scale

- 2,800 retail banking offices
- 600 brokerage offices
- 4,700 automated teller machines
- 8,000 registered representatives
- 1,900 third-party fund distributors
- Full online banking capability
- Full telephone banking capability

Powerful franchise

- 20 million customers
- 4 million customers enrolled online
- 19th largest mutual fund provider
- 2nd largest personal trust provider
- 3rd largest bank insurance annuity provider
- 2nd largest treasury services provider
- Leading middle-market mergers and acquisition adviser
- Top 10 debt and equity underwriter

INTENSE FOCUS ON CUSTOMER SERVICE

Our No. 1 operational goal is to ensure that we continually improve the service that our customers experience. Service quality is monitored constantly and measured through 60,000 customer surveys quarterly. Based on these surveys, customer satisfaction has improved for 11 straight quarters. In addition to focusing on fast and friendly service, we also develop new products and services with customer satisfaction in mind. For example, check imaging capability gives customers the opportunity to instantaneously view online the actual checks that have cleared their account. This reduces the need to retrieve and mail photocopies of checks, providing faster service to customers and reducing expense for your company. The former Wachovia was one of the pioneers in this field and the service has now been rolled out for all customers of the combined company.

- **Wachovia led its industry peer group with a score of 72 percent in the University of Michigan Business School's 2001 American Customer Satisfaction Index.**
- **Nearly 2 million hours of training and development will be provided to employees throughout the merger conversion process.**

Improving Customer Service

	3Q00	4Q00	1Q01	2Q01	3Q01	4Q01
First Union Overall Customer Satisfaction* *Scale = 1 to 7*	6.22	6.27	6.29	6.32	6.33	6.35
Former Wachovia Customer Satisfaction Profile** *Scale = 0 to 100%*	86%	87%	88%	89%	90%	90%

**As measured by the Gallup Organization.*
***As measured by mystery shoppers.*

CONSERVATIVE MERGER INTEGRATION PLAN FOCUSED ON EXECUTION

With detailed preplanning accomplished before the September 1, 2001, consummation of the First Union-Wachovia merger, we hit the ground running. The integration and conversion phase began immediately, with the primary objective being to minimize errors, inconvenience and disruption for customers. We intend to move thoughtfully through this phase of the merger, which will be completed by the end of 2003. But much has already been achieved. By year-end 2001, we had:

- **Created a merger integration oversight committee on the corporate board of directors.**
- **Announced the top three levels of leaders and all market management leaders.**
- **Selected more than 800 computer operating systems. Each conversion is preceded by a two-month readiness assessment to determine overall preparedness, to review preconversion test results and to assess overall risks. At year-end 2001, nearly 25 percent of high-level systems conversion tasks had been completed.**
- **Made branch and multi-tenant facilities consolidation decisions. The first deposit systems integration is scheduled for November 2002 in Florida, and will move by region up the East Coast roughly every three months until completion by the end of 2003.**

On Track to Meet Merger Benchmarks

To be achieved by 2004:	
○ Annual expense savings	$890 million
○ One-time restructuring costs	$1.5 billion
○ Position reductions	7,000*
**Half through attrition.*	
○ Branch consolidations	250-300



Paul George, *Director of Human Resources*; Mac Everett, *Head of Corporate and Community Affairs*; David Carroll, *Co-Head, Merger Integration*; Bob McCoy, *Co-Head, Merger Integration*

EFFECTIVE RISK MANAGEMENT

Wachovia has taken aggressive action to strengthen credit reserves and slow the growth of nonperforming assets in an era of economic downturn. Our diversified business model and proactive portfolio management actions place us in a better position today than during previous downturns, with stronger reserves, increased capital and less reliance on spread income. More than 90 percent of our $57 billion consumer loan portfolio is secured by real estate, and loan-to-value ratios average 75 percent. We exited the credit card business and the indirect auto lending and leasing business, and ceased origination of subprime home equity loans in 2000. Our $116 billion commercial loan portfolio is broadly diversified by geography, product and industry concentration as well as by loan size.

Positioned to Manage Future Risk



NPAs/Loans
1.04%
1.05%
WB
Top 20*
Reserve/NPLs
195%
184%
WB
Top 20*
Reserve/Loans
1.83%
1.66%
WB
Top 20*

** The twenty largest domestic banking companies.*

2001 vs. 2000



Reserves
18%
14%
Wachovia
Top 20 Bank Average
NPLs
-9%
40%
NPAs
-5%
42%
-10%
0%
10%
20%
30%
40%
50%

Represents change from 2000 levels of First Union and former Wachovia balances.



Mark Treanor
General Counsel

Don Truslow
Chief Risk Management Officer

Jean Davis
Head of Information Technology, eCommerce and Operations

Bob Kelly
Chief Financial Officer

DISCIPLINED COST CONTROL WITH IMPROVING EFFICIENCY

We believe that the mark of a good company is its ability to provide excellent customer service even while being very disciplined on expenses. We are creating a strong cost control culture and we are focused continuously on process improvements. Strong expense discipline was clear in each line of business and staff area in 2001. While our asset base grew 30 percent from year-end 2000, our operating noninterest expense rose only 4 percent despite the September 1 merger.

Improving Cash Overhead Efficiency Ratio
(Percent)



59.06
59.65
61.64
64.17
61.46
62.80
62.06
72.86
59.22
Merger impact
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Lowest quarterly cash overhead efficiency ratio since 1999 reflects strong revenue growth and unwavering focus on expenses.



Ben Jenkins
Head of the General Bank

Barnes Hauptfuhrer
Co-Head of Corporate and Investment Bank

Steve Cummings
Co-Head of Corporate and Investment Bank

Don McMullen
Head of Capital Management

Stan Kelly
Head of Wealth Management

GENERAL BANK

Selected Financial Data
(Dollars in millions)

	2001	2000
Net interest income*	$ 5,151	4,382
Fee and other income	1,769	1,314
Intersegment revenue	114	100
Total revenue*	7,034	5,796
Noninterest expense	4,112	3,790
Operating earnings	1,616	1,179
Economic profit	$ 1,165	762
Risk adjusted return on capital	38.44%	33.01

*Tax equivalent.

Cash Overhead Efficiency Ratio
(Percent)


64.4%
57.9%
2000 2001

Disciplined expense management has helped the General Bank improve efficiency for five quarters.

Average Loans, Net
(In billions)


$59.1
$75.8
2000 2001

General Bank had record retail sales and small business loan sales production.

Average Core Deposits
(In billions)


$97.6
$111.1
2000 2001

Continued focus on low-cost core deposits yielded record sales production and improved customer retention.

The merger of First Union and the former Wachovia closed on September 1, 2001. Because this merger was accounted for as a purchase, prior periods have not been restated. Results in 2001 include four months of the former Wachovia.

CAPITAL MANAGEMENT

Selected Financial Data
(Dollars in millions)

	2001	2000
Net interest income*	$ 131	160
Fee and other income	2,819	2,820
Intersegment revenue	(48)	(50)
Total revenue*	2,902	2,930
Noninterest expense	2,399	2,342
Operating earnings	324	390
Economic profit	$ 222	286
Risk adjusted return on capital	37.87%	45.16

*Tax equivalent.

Total Assets Under Management
(In billions)



$171
$226
2000 2001

A balanced mix of investment products and services enabled us to serve clients' varying needs in 2001.

Brokerage Client Assets
(In billions)



$241
$274
2000 2001

Brokerage group has offices in 49 states providing financial advice by 8,000 advisers.

Annuities Sales
(In billions)



$3.5
$4.7
2000 2001

Customers found annuities attractive in the uncertain markets of 2001.

WEALTH MANAGEMENT

Selected Financial Data
(Dollars in millions)

	2001	2000
Net interest income*	$ 246	190
Fee and other income	394	319
Intersegment revenue	1	–
Total revenue*	641	509
Noninterest expense	444	317
Operating earnings	127	126
Economic profit	$ 94	102
Risk adjusted return on capital	52.27%	75.54

*Tax equivalent.

Assets Under Management
(In billions)



$53
$78
2000 2001

Team-based approach promotes long-term client relationships.

Average Loans, Net
(In billions)



$4.2
$5.7
2000 2001

Wealth Management provides a comprehensive array of lending and other products for clients.

Average Core Deposits
(In billions)



$5.7
$7.3
2000 2001

Growth in average core deposits largely was due to the merger.

CORPORATE AND INVESTMENT BANK

Selected Financial Data
(Dollars in millions)

	2001	2000
Net interest income*	$ 2,075	1,674
Fee and other income	730	1,708
Intersegment revenue	(56)	(49)
Total revenue*	2,749	3,333
Noninterest expense	1,999	1,863
Operating earnings	265	829
Economic profit	$ (320)	277
Risk adjusted return on capital	7.07%	16.73

*Tax equivalent.

Capital Raised for Clients
(In billions)



$114
$222
2000 2001

In difficult financial markets, our full range of products and services provided a variety of alternatives to help clients meet financing needs.

Equity Underwriting
Number of Transactions



32
61
2000 2001

Wachovia's equity capital markets platform grew substantially in a market where volume was down nearly 40 percent.

Investment Grade Debt
Number of Transactions



88
128
2000 2001

Good markets for fixed income products for most of 2001 provided another avenue to serve clients.

The merger of First Union and the former Wachovia closed on September 1, 2001. Because this merger was accounted for as a purchase, prior periods have not been restated. Results in 2001 include four months of the former Wachovia.

Overview Provides customized deposit and lending products, comprehensive commercial lending and commercial real estate solutions and integrated investment products and service in eleven states and Washington, D.C. Fully integrated distribution network of 2,800 full-service retail financial centers (the nation's third largest branch network), twelve customer contact centers, 4,700 ATMs (the nation's fifth largest network); and online banking (the nation's third largest Internet bank). The General Bank improved efficiency and customer satisfaction in 2001 while generating a record 42 percent increase in retail and small business loan volume to $23 billion and setting a branch record with $2.7 billion in annuity sales.

42% increase

in branch-generated retail and small business loan volume

$2.7 billion

record branch-generated annuity sales



John Guy
Head of Small Business Banking

Cece Sutton
Co-head of Retail Banking

Profile

- Leading retail and commercial bank on the East Coast
- Improved customer satisfaction scores for 11 straight quarters
- Improved efficiency for five straight quarters
- Served 9 million households, representing nearly one-quarter of in-footprint market
- Served 900,000 small business relationships, representing 13 percent of in-footprint market
- 5th largest SBA lender in nation
- Mortgage company generated record volume and superior customer service ratings



David Pope
Co-head of Retail Banking

Overview Offers a range of fixed income and equity products, asset securitization, and strategic advisory and cash management services for large corporate and institutional clients. Our corporate relationship coverage model focuses on ten key industry sectors nationwide: consumer and retail, defense and aerospace, energy, financial services, healthcare, industrial growth and services, media, real estate, telecommunications and technology, and utilities. The Corporate and Investment Bank includes three major business segments: Corporate Banking, Investment Banking and Principal Investing. In 2001 market conditions favored strong revenue growth in investment grade debt, high yield debt and derivative products and services.

2,600
corporate clients

served by focused industry coverage teams and product specialists

Leading provider

of merger and acquisitions advisory services and derivatives to mid-tier clients

Profile

- Emphasis on cost control and focused strategies held the line on expense growth
- Focused on improving risk-adjusted returns on capital and improved market penetration of non-credit products across a broad corporate relationship spectrum
- Top 10 provider of lead-arranged leveraged loan syndications, asset-backed finance high yield debt, convertible bonds and equity underwriting
- 2nd largest provider of cash and treasury management services in the nation
- No.1 structured products servicer



Ben Williams
Head of Real Estate and Financial Services Investment Banking

Ranjana Clark
Head of Treasury Services

Mickey Misera
Head of Equity Capital Markets

Overview Offers a balanced mix of products and services through one of the nation's largest asset management and retail brokerage firms. The group's complete line of investment products includes the third largest bank provider of insurance annuities as well as corporate and institutional trust services to institutional and retail investors. Driven by a robust multi-channel distribution network, a diversified set of products and services and merger-related synergy, the Capital Management Group (CMG) strengthened its competitive position in key businesses in 2001 while setting company records with more than $4.7 billion in annuity sales and more than $11 billion in net mutual fund sales.

$226 billion
in assets under management

$104 billion
in mutual funds assets

$274 billion
in brokerage client assets



Bill Taggart
Chief Administrative Officer, Insurance Group

Danny Ludeman
Head of Brokerage Group

Profile

- Complete investment product offering resulted in growth in assets under management
- Balance of transaction-based and recurring fee revenue generated solid results in a difficult market
- Record $2.5 billion in Evergreen mutual funds were sold through third-party broker dealers
- Evergreen Investments awarded the prestigious Dalbar Mutual Fund Service Award for the third year in a row
- Brokerage Group created efficiencies and better client service by converting to one operating platform
- The 401(k) business greatly enhanced its operating systems by introducing Nowtrac(k), fully integrated processing that positions us for dynamic growth



Debra Nichols
Head of Women's Financial Services Group

Overview Provides financial advice, planning and integrated wealth management services to affluent and ultra-high net worth clients using a team-based approach that promotes continuous and comprehensive solutions for client relationships. Business lines include private banking, personal trust, investment advisory services, charitable services, financial planning, insurance and executive services. Partners with Capital Management, the General Bank and the Corporate and Investment Bank to ensure that a comprehensive array of financial solutions is available to clients across the Wachovia franchise. Products and services delivered through 63 focused relationship teams on the East Coast and eight ultra-high net worth offices in select locations. The Wealth Management Group is investing for strong revenue growth and is ideally positioned to benefit from demographic trends forecasting a rise in household investable assets.

86,000 families

served by

63 wealth management teams

blanketing the East Coast



Linda Bowden
Director of Wealth Management–Atlantic Region

Bob Kniejski
Wealth Management Chief Operating Officer

Profile

- Ended year with $78 billion in assets under management
- Ranked as one of the largest wealth managers in the U.S.
- Ranked 6th best private bank in *Worth Magazine* Reader's Choice Awards
- 2nd largest personal trust provider
- 13th largest insurance broker and 3rd largest among banks
- Leading charitable service provider
- Top 5 provider of planned giving services



Isaiah Tidwell
Director of Wealth Management–Georgia

MAKING A DIFFERENCE

Wachovia is dedicated to helping lead development and progress in the communities it serves. We are building on the traditions of our two predecessor companies by providing local community stewardship and decision-making, and fostering a work environment that encourages employees to provide leadership and service to their communities. We focus resources and employees on two main priorities — strengthening neighborhoods and improving education. In so doing, we enhance the quality of life and make a positive difference where we work and live.

Through corporate contributions, community involvement and community development programs, Wachovia continues to be a major force in building strong and vibrant communities.

2001 Highlights

- Received "Outstanding" ratings from the Office of the Comptroller of the Currency for both the former Wachovia and First Union community reinvestment programs.
- Provided $19 billion in community development activities and investments.
- Gave more than $80 million in charitable contributions in 2001 through company, foundation and employee giving, including $1 million contributed by Wachovia Corporation to the American Red Cross National Disaster Relief Fund on September 12.
- Established 2,715 partnerships with local classrooms in 29 states.
- Provided more than 1,600 hours of financial education and counseling.
- Helped an average of 400 low- to moderate-income families buy homes each week.
- Recommitted to America's Promise, The Alliance for Youth, pledging 3 million employee volunteer hours and $25 million to youth organizations over the next three years.

Rosie Saez, Atlantic Region community development manager, and **Bob Reid**, *CEO of our Pennsylvania–Delaware region, read the book* **The Best Place**, *by Susan Meddaugh, to a group of children. Approximately 20,000 employee volunteers from Connecticut to Florida read to 85,000 elementary children and donated 30,000 copies of the book to classrooms during the annual* **Reading First** *celebration to kick off the ongoing early childhood literacy program.*



GENERAL BANKING REGIONS

Atlantic Region
New Jersey
Branches: 338
ATMs: 504

New York
Branches: 55
ATMs: 96

Connecticut
Branches: 86
ATMs: 121

Mid-Atlantic Region
Virginia
Branches: 354
ATMs: 537

Maryland
Branches: 77
ATMs: 111

Washington, D.C.
Branches: 27
ATMs: 59

Carolinas Region
North Carolina
Branches: 386
ATMs: 779

South Carolina
Branches: 171
ATMs: 331

Georgia Region
Georgia
Branches: 255
ATMs: 613

PennDel Region
Pennsylvania
Branches: 350
ATMs: 549

Delaware
Branches: 21
ATMs: 43

Florida Region
Florida
Branches: 691
ATMs: 919

FOREIGN BRANCHES AND REPRESENTATIVE OFFICES

International Branches
Hong Kong, China
(Restricted License Branch)
London, England
Tokyo, Japan
Seoul, South Korea
Taipei, Taiwan

Representative Offices
Buenos Aires, Argentina
Sydney, Australia
Sao Paulo, Brazil
Santiago, Chile
Beijing, China
Guangzhou, China
Hong Kong, China
Shanghai, China
Bogota, Colombia
Guayaquil, Ecuador
Cairo, Egypt
London, England
Paris, France
Frankfurt, Germany
Hamburg, Germany
Mumbai, India
Jakarta, Indonesia
Milan, Italy
Tokyo, Japan
Kuala Lumpur, Malaysia
Mexico City, Mexico
Panama City, Panama
Manila, Philippines
Singapore
Johannesburg, South Africa
Seoul, South Korea
Madrid, Spain
Taipei, Taiwan
Bangkok, Thailand
Istanbul, Turkey
Dubai, United Arab Emirates
San Diego, California

Embassy and Government Banking Group
Washington, D.C.

International Processing Centers
Charlotte, North Carolina
Los Angeles, California
Miami, Florida
New York, New York
Philadelphia, Pennsylvania


International Branches
Representative Offices
Embassy and Government Banking Group
International Processing Centers

The following discussion and other portions of this Annual Report contain various forward-looking statements. Please refer to our 2001 Annual Report on Form 10-K for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

CONTENTS

EARNINGS HIGHLIGHTS

Summary Operating Results

	Years Ended December 31,		
(In millions, except per share data)	2001	2000	1999
Operating earnings			
Net interest income [a]	$ 7,934	7,536	7,570
Fee and other income	6,271	6,815	6,933
Total revenue [a]	14,205	14,351	14,503
Provision for loan losses	1,067	754	692
Noninterest expense	9,559	9,213	8,458
Income taxes [a]	1,223	1,449	1,867
Operating earnings	$ 2,356	2,935	3,486
Net income available to common stockholders	$ 1,613	92	3,223
Cash operating earnings [b]	2,782	3,270	3,817
Per diluted common share			
Net income	1.45	0.07	3.33
Operating earnings	2.12	2.97	3.60
Cash operating earnings [b]	$ 2.50	3.30	3.94
Ratios			
Operating return on average common equity	11.50 %	17.23	21.60
Cash operating return on average tangible common stockholders' equity [b]	20.27 %	26.33	34.67

[a] *Tax-equivalent.*
[b] *Cash operating earnings exclude goodwill and other intangible amortization.*

Summary of Operating Results Wachovia's results for 2001 reflect the merger of First Union and the former Wachovia, which closed on September 1, 2001. Because this merger was accounted for under the purchase method of accounting, prior periods have not been restated. Results in 2001 include four months of the former Wachovia. Wachovia reported net income available to common stockholders of $1.6 billion in 2001, compared with $92 million in 2000. Results in each period were diminished by after-tax net merger-related, restructuring and other charges, which amounted to $737 million in 2001 and $2.8 billion in 2000. Also in 2000, we recorded a $46 million after-tax charge for the cumulative effect of a change in the accounting for beneficial interests. Operating earnings, which exclude this amount and the net merger-related, restructuring and other charges, were $2.4 billion, or $2.12 per share, in 2001 and $2.9 billion, or $2.97 per share, in 2000. Cash operating earnings, which exclude goodwill and other intangible amortization as well as the after-tax net merger-related, restructuring and other charges, were $2.8 billion, or $2.50 per share, in 2001 and $3.3 billion, or $3.30 per share a year earlier. See *Merger-Related, Restructuring and Other Charges and Gains* for further information.

Included in operating results in 2001 are several significant actions taken in light of a weakening economy and deterioration in the credit environment. We proactively transferred higher risk loans to held for sale for eventual disposition and strengthened our allowance for loan losses. In addition we recorded significant write-downs on our principal investing portfolio to reflect declines in equity market valuations, particularly in the telecommunications and technology sectors. We believe that these actions better position us for the challenging environment we anticipate in 2002.

On an operating basis, fee and other income was $6.3 billion in 2001, down 8 percent from 2000. The decline largely reflected a $707 million net loss in principal investing compared with principal investing net revenue of $395 million in 2000, which was partially offset by the addition of four months of fee and other income related to the former Wachovia.

On an operating basis, noninterest expense was $9.6 billion in 2001, up 4 percent from 2000. The increase in noninterest expense from 2000 primarily reflected the addition of four months of expenses from the former Wachovia, as well as amortization of intangibles recorded in connection with the merger. This was offset by expense control initiatives and lower variable compensation expense.

On an operating basis, the provision for loan losses was $1.1 billion in 2001, an increase of $313 million from 2000. Net charge-offs were $937 million in 2001 and $751 million in 2000. Net charge-offs were 0.70 percent of average net loans in 2001, up 11 basis points from 2000. Nonperforming assets, including those in loans held for sale, increased $328 million from December 31, 2000, to $1.9 billion at December 31, 2001, including former Wachovia nonperforming assets. As a percentage of net loans, foreclosed properties and loans held for sale, nonperforming assets were 1.13 percent at December 31, 2001, and 1.22 percent at December 31, 2000.

In the fourth quarter of 2001, reported net income available to common stockholders was $730 million, or 54 cents per share, after net after-tax merger-related, restructuring and other charges of $63 million, or 4 cents per share. Operating earnings were $799 million, or 58 cents per share, and cash operating earnings were $980 million, or 71 cents per share, in the fourth quarter of 2001. In the fourth quarter of 2000, net income, operating earnings and cash operating earnings were $599 million, $681 million and $753 million, or 60 cents, 69 cents and 76 cents per share, respectively.

First Union-Wachovia Merger The merger of the former Wachovia and First Union closed on September 1, 2001. The merger was accounted for under the purchase method of accounting, and accordingly, the results in 2001 include a full year of First Union and four months of the former Wachovia. In addition year over year comparisons reflect the strategic repositioning of First Union, which involved exiting the credit card and The Money Store home equity lending businesses and the sale of the existing mortgage servicing portfolio, 84 branches and certain loans and securities between June 2000 and June 2001.

Upon the merger, the combined company adopted the name "Wachovia Corporation." The terms of the merger called for shareholders of the former Wachovia to receive two First Union shares for each former Wachovia common share. In connection with the merger, shareholders of the former Wachovia were also given the right to choose either a one-time cash payment of 48 cents per common share of the former Wachovia or two shares of a new class of preferred shares, which will pay dividends equal to the difference between the last dividend paid by the former Wachovia of 30 cents per share and the common stock dividend declared by the combined company. This dividend will cease once Wachovia's total dividends paid to common stockholders for four consecutive quarters equal at least $1.20 per common share.

The December 31, 2001, consolidated balance sheet includes the assets and liabilities of the former Wachovia, which were recorded at their respective fair values as of September 1, 2001. The fair values are preliminary and are subject to refinement as information relative to the fair values as of September 1, 2001, becomes available and as plans relative to the disposition of certain assets are finalized. Based on the former Wachovia ending tangible assets of $70 billion, liabilities of $64 billion and tangible equity of $5.5 billion, an aggregate purchase price of $13.0 billion and net purchase accounting adjustments of $2.0 billion, the merger resulted in total intangible assets of $9.5 billion. Of the $9.5 billion, $1.9 billion was assigned to deposit base intangibles and $340 million was assigned to other intangibles, primarily related to the customer relationships and tradename of the former Wachovia. Under new accounting standards that were effective on July 1, 2001, the $7.2 billion of goodwill recorded in connection with this merger is not subject to amortization. Deposit base and customer relationship intangibles are being amortized using accelerated methods and the tradename intangible, because of its indefinite life, is not subject to amortization. More information is in the *Accounting and Regulatory Matters* section.

We believe the merger will enhance our performance for shareholders as our combined capabilities provide more choice, convenience, products and services for customers; more investment opportunities for clients; and significant capital for commercial enterprises and corporate clients. The merger enhances our range of products and increases the distribution channels for customers. It also strengthens scale, density and scope in our core markets and lines of business, particularly in higher growth businesses such as asset management. In this merger, First Union and Wachovia bring complementary strengths. First Union has invested heavily in developing a wide range of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term client relationships.

The merger integration is progressing well and much has already been achieved:

- The top three tiers of senior management and all market management leaders are in place;
- Expense efficiency goals and one-time cost projections have been validated; the goal is to achieve $890 million in annual expense reductions by 2004;
- More than 800 systems applications have been analyzed and all platforms selected. By year-end 2001, nearly 25 percent of major system-related activities had been completed, including the conversions of the payroll, benefits, fixed income, derivatives, accounts payable and retail sales tracking systems;
- 1,905 positions were reduced, mostly through a hiring freeze instituted before consummation. This reduction also included 890 positions related to the credit card business divested by the former Wachovia in July 2001 before the merger closed;
- We are on track to combine our two principal banking subsidiaries, First Union National Bank and Wachovia Bank, N.A., on April 1, 2002. The combined bank will be named Wachovia Bank, N.A. The first consolidations and deposit system integrations of our banking branches will begin in November 2002 in Florida and continue up our East Coast regional banking network every three months thereafter through the end of 2003.

OUTLOOK

We have optimism for the future due to the solid performance in our core businesses, the General Bank, Capital Management, Wealth Management and the Corporate and Investment Bank, despite the difficult economic environment in 2001. The foundation of our company, the General Bank, continues to show strong loan and deposit growth. Our Corporate and Investment Bank, Capital Management and Wealth Management businesses also performed well relative to trends in their respective industries in light of the severe market downturn, as illustrated by a 21 percent decline in the Nasdaq composite index, a 13 percent decline in the S&P 500 index and a 7 percent decline in the Dow Jones Industrial Average in 2001. In addition to creating a strong balance sheet, expense control is a keystone in our company and we expect to see further evidence of that in 2002 as we realize additional merger synergies.

In addition we are focused on increasing the efficiency and competitiveness of our four core businesses. We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance in our core businesses. When consistent with our overall business strategy, we may consider the disposition of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities, particularly in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

CORPORATE RESULTS OF OPERATIONS

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles. Application of certain of these policies involves a significant amount of judgment and the use of estimates that are difficult to validate by reference to outside sources. We have identified two policies as being particularly significant in terms of the amount of judgment involved and the extent to which estimates are used. These include the policies for valuation of certain securities where there is little or no liquidity such as residual interests in securitizations and certain principal investing securities. The *Securities* section provides a more detailed description of these policies. The other significant policy relates to the allowance for loan losses and is described in detail in the *Provision and Allowance for Loan Losses* section.

Merger-Related, Restructuring and Other Charges and Gains In 2001 we reported a net charge of $1.1 billion pre-tax in merger-related, restructuring and other charges and gains. This included $106 million of merger-related and restructuring charges and $1.0 billion of other charges.

Merger-related and restructuring charges included:

- $178 million related to the merger of First Union and the former Wachovia of which $69 million consisted of termination benefits for First Union employees who had been notified of their termination date by December 31, 2001. The rest included costs associated with the defense of our merger against a hostile bid and other merger-related personnel costs. Employee termination benefits of $94 million related to former Wachovia employees were recorded as purchase accounting adjustments.
- $97 million of net reversals of previously recorded restructuring charges associated with First Union's 2000 strategic repositioning and March 1999 restructuring principally related to finalization of estimates related to employee termination, contract cancellation and occupancy costs.
- $25 million associated with systems integration costs related to smaller purchase accounting acquisitions.

Other net charges included:

- A $549 million provision for loan losses to provide for credit deterioration in a weak economic environment.
- A $331 million provision for loan losses representing the impact of integrating the First Union and former Wachovia loan portfolios and of moving $1.5 billion of higher risk and overlapping loans to held for sale.

- $141 million primarily in connection with the completion of the 2000 strategic repositioning. The more significant 2001 items related to the 2000 strategic repositioning included $73 million in branch sale gains; $71 million in market value write-downs of certain loans held for sale; $45 million of gains related to loan sales and other recoveries from the held for sale portfolio; $166 million of noninterest expense, principally employee termination costs, professional fees, premises consolidation costs and system deconversion costs.

Upon announcement of the merger of First Union and Wachovia in April 2001, we began to develop merger integration plans, including plans to reduce the combined work force and to exit certain activities. As of December 31, 2001, we were in the process of further refining these plans. In the fourth quarter of 2001, we incurred $76 million in certain transaction costs and termination costs for employees of the former Wachovia that were recorded as purchase accounting adjustments, and accordingly, increased goodwill. In addition we recorded a $51 million restructuring charge related to the merger primarily consisting of termination benefits for former First Union employees who had been notified of their termination by December 31, 2001. Additional purchase accounting adjustments and restructuring charges will be recorded in the future as the integration plans are finalized, which will involve decisions regarding organization and personnel, premises, systems and service contracts. As we announced in April, we believe that the number of position reductions will amount to 7,000, half of which will come through attrition. As of December 31, 2001, 1,240 employees had been displaced or notified of their pending termination.

The rest of this discussion of Corporate Results of Operations is on an operating basis, and accordingly, excludes these merger-related, restructuring and other charges and gains. For information related to merger-related, restructuring and other charges and gains, see the *Consolidated Condensed Statements of Income and Merger-Related, Restructuring and Other Charges/Gains* tables.

Net Interest Income and Margin Net interest income on a tax-equivalent basis increased 5 percent from 2000 to $7.9 billion in 2001. This increase was due to the lower interest rate environment, an increase in the proportion of low-cost core deposits and the addition of earning assets from the former Wachovia. This was offset by a number of factors in the second half of 2000 and in 2001. Actions taken in the second half of 2000 as a result of our strategic repositioning negatively affected net interest income, including the sale of the credit card portfolio, securitization of home equity loans and branch divestitures. Because these actions were taken late in the year, they had a partial impact in 2000 but affected the full year of 2001. Additionally, derivative positions that contributed positively to the margin matured in December 2000. Actions taken in 2001 that negatively affected net interest income included branch divestitures in the first quarter and home equity securitizations.

Average Balance Sheet and Interest Rates

	Years Ended December 31,			
	2001		2000	
(In millions)	Average Balance	Rate	Average Balance	Rate
Interest-bearing bank balances	$ 2,359	3.92 %	$ 1,095	4.93 %
Federal funds sold	9,458	4.23	7,800	5.73
Trading account assets	14,106	5.54	12,011	6.90
Securities	51,681	7.02	53,428	7.40
Commercial loans	84,943	7.83	75,383	9.11
Consumer loans	48,905	8.03	51,505	8.59
Total loans	133,848	7.91	126,888	8.89
Other earning assets	10,683	7.28	11,125	9.56
Total earning assets	222,135	7.32	212,347	8.30
Interest-bearing deposits	120,729	3.93	112,275	4.69
Federal funds purchased	28,055	4.86	30,997	6.11
Commercial paper	2,912	3.84	2,882	6.00
Other short-term borrowings	9,719	2.68	9,697	4.85
Long-term debt	38,538	4.79	34,279	6.69
Total interest-bearing liabilities	199,953	4.16	190,130	5.31
Net interest income and margin	$ 7,934	3.57 %	$ 7,536	3.55%

The net interest margin, which is the difference between the tax-equivalent yield on earning assets and the equivalent rate paid to fund those assets, increased to 3.57 percent in 2001. Our interest rate risk position is such that we benefit in a declining rate environment as our liabilities reprice more quickly than assets. The average federal funds rate declined 125 basis points year over year. The benefits from the declining rate environment, growth in low-cost core deposits, and the positive impact from the addition of earning assets from the former Wachovia were partially offset by the aforementioned sale of high-yielding credit card receivables, the securitization of home equity loans, branch divestitures and maturing derivative positions.

The contribution of hedge-related derivative income to the net interest margin has declined from 23 basis points in 2000 to 18 basis points in 2001 largely due to derivatives that matured in December 2000. Premiums and discounts that resulted from recording the interest-earning assets and the interest-bearing liabilities of the former Wachovia at their respective fair values at September 1, 2001, are amortized using a method that results in a constant effective yield over the terms of the assets and liabilities. The average rate earned on earning assets declined 98 basis points from 2000 to 7.32 percent in 2001 and the average rate paid on liabilities decreased 115 basis points from 2000 to 4.16 percent in 2001. The *Risk Management* section provides additional information on our methodology for interest rate risk management.

Fee and Other Income On an operating basis, fee and other income was $6.3 billion in 2001, down 8 percent from 2000 largely due to principal investing losses in 2001.

Service charges and fees increased 10 percent to $2.2 billion due in part to the addition of the former Wachovia. Commissions, which include brokerage and insurance commissions, decreased $23 million to $1.6 billion in 2001 reflecting the weakened trading environment. Fiduciary and asset management fees increased 9 percent to $1.6 billion primarily due to increased asset-based fees in brokerage asset management accounts and to the addition of fee income from the former Wachovia. Advisory, underwriting and other investment banking fees increased 15 percent to $836 million primarily due to strength in the fixed income businesses in the Corporate and Investment Bank.

Principal investing, which includes the results of investments in equity and mezzanine securities, declined from $395 million in 2000 to a loss of $707 million in 2001, as discussed in the *Corporate and Investment Bank* section.

Fee and Other Income — Operating Basis

(In millions)	Years Ended December 31, 2001	2000	1999
Service charges and fees	$ 2,167	1,966	1,987
Commissions	1,568	1,591	1,014
Fiduciary and asset management fees	1,643	1,511	1,238
Advisory, underwriting and other investment banking fees	836	726	702
Principal investing	(707)	395	592
Other income	764	626	1,400
Total fee and other income	$ 6,271	6,815	6,933

Other income, including results from portfolio securities transactions and asset sales and securitizations, increased $138 million from 2000 to $764 million in 2001. Other income in 2001 included a $75 million gain recorded in connection with the sale of Star Systems, Inc. Portfolio securities transactions resulted in a net loss of $67 million in 2001, including impairment losses of $240 million offset by realized gains. In 2000 portfolio securities transactions resulted in a net loss of $6 million, including impairment losses of $63 million. Asset sales and securitization gains amounted to $303 million in 2001 and $263 million in 2000. Net market value write-downs on loans held for sale were $98 million in 2001 and $109 million in 2000. In 2001 we recorded $21 million of losses on the discontinued indirect auto lending and leasing business, compared with $73 million of such losses in 2000, principally reserves on auto lease residuals.

Other income also included affordable housing write-downs of $99 million in 2001 compared with $111 million in 2000. Offsetting these affordable housing write-downs were related tax credits amounting to $163 million and $187 million in 2001 and 2000, respectively, which are included in the provision for income taxes.

Noninterest Expense On an operating basis, noninterest expense increased 4 percent from 2000 to $9.6 billion in 2001, primarily as a result of the addition of four months of expenses related to the former Wachovia and increased amortization related to intangibles recorded in connection with the merger. These increases offset a decrease in expenses relating to our expense control initiatives, divestitures of certain businesses in late 2000 and lower variable compensation expense. The *Accounting and Regulatory Matters-Business Combinations* section has further information related to goodwill and other intangible assets.

Noninterest Expense — Operating Basis

(In millions)	Years Ended December 31, 2001	2000	1999
Salaries and employee benefits	$ 5,729	5,449	4,716
Occupancy	704	619	546
Equipment	864	858	793
Advertising	56	91	234
Communications and supplies	480	487	481
Professional and consulting fees	334	337	287
Goodwill and other intangible amortization	523	361	391
Sundry expense	869	1,011	1,010
Total noninterest expense	$ 9,559	9,213	8,458

On a cash operating basis, the overhead efficiency ratio was 63.61 percent in 2001 and 61.68 percent in 2000. Efficiencies gained through expense control programs were more than offset by the decline in revenue, primarily related to principal investing.

Income Taxes On an operating basis, income taxes were $1.1 billion in 2001 and $1.4 billion in 2000 and the effective tax rate was 31.1 percent in 2001 and 31.5 percent in 2000. The primary reason for the decrease in the effective tax rate was the reduction in operating income in 2001. Based on current projections, we anticipate the 2002 effective tax rate will be higher than 2001 primarily due to the projected increase in operating income, which would more than offset the beneficial impact on the effective tax rate of the treatment of goodwill beginning in 2002 whereby goodwill will no longer be subject to amortization.

On an as reported basis, the effective tax rate was 29.4 percent in 2001 and 80.4 percent in 2000. Net income in 2000 included a $1.8 billion write-down for impairment of intangible assets, primarily goodwill. This charge is not deductible for federal or state income tax purposes. Accordingly this charge had the effect of significantly increasing the effective tax rate in 2000.

BUSINESS SEGMENTS

In connection with the merger, we realigned our segment reporting to reflect the business mix and management reporting structure of the new company. We report the results of our four core business segments, plus the Parent. The business segments are the General Bank, Capital Management, Wealth Management, the Corporate and Investment Bank, and the Parent. The most significant changes are the separation of Wealth Management from Capital Management and the combination of the Consumer and Commercial segments into the General Bank. Prior year information has been restated to reflect these changes.

Management reporting methodologies were also refined to reflect the new company. This included refinements in funds transfer pricing as well as in the methodologies for allocating economic capital, expected losses and cost transfers. Prior years have not been restated to reflect these changes as segment results do not differ materially as a result of these changes.

As previously disclosed, we implemented a new management reporting model in the first quarter of 2001. We have continued to employ this platform following the merger. This platform uses new methodologies and systems that we believe better reflect the evolution of our four core businesses. Prior year information has been restated to reflect these changes. The key differences are a significant change in the way intersegment revenues (referral fees) are recorded and changes in cost transfer methodologies. Under this platform, intersegment revenues are paid by a segment to the segment that distributes or services the product. The amount of the referral fee is based on comparable fees paid in the market or negotiated amounts that approximate the value provided by the selling segment. Cost transfers are made for services provided by one segment to another. Activity-based costing studies are continually being refined to better align expenses with products and their revenues.

Under this management reporting platform, new financial metrics have been implemented with segments being measured on Risk Adjusted Return on Capital (RAROC) and Economic Profit. RAROC is derived by dividing operating earnings adjusted for certain intangible amortization and expected losses by economic capital (capital assigned based on a statistical assessment of the credit, market and operating risks taken to generate profits in a particular business unit or product). Economic Profit is economic net income less a charge for the economic capital used to support the business. The charge for economic capital reflects the minimum after-tax return that stockholders require on their investment, and was set at 12 percent in 2001. In 2002 the cost of capital charge will be 11 percent, with the reduction primarily the result of lower prevailing interest rates. A lower cost of capital will result in modestly higher economic profit being reported by the company and its segments.

The following discussion of segment results is on an operating basis, and accordingly, excludes merger-related, restructuring and other charges and gains.

General Bank Our General Bank provides customized banking products and a full line of retail investment products through two major lines of business: Retail and Small Business, and Commercial. Our strategic focus is on providing exceptional customer service combined with leveraging improved customer knowledge to retain and acquire customers, and to deepen and enhance relationships through tailored products and services. Our retail strategy is to reduce the number of single-service customers and to increase the proportion of our customers who not only transact, but also save, invest and borrow with us. Our wholesale strategy is to provide a comprehensive array of financial solutions, including traditional commercial lending and cash management products, and to provide access to more sophisticated asset management and capital markets products and services through our partnership with Capital Management, Wealth Management and with the Corporate and Investment Bank. Our multiple channels are fully integrated, which enables customers to have a single view of their accounts and a choice on whether to use our full-service retail financial centers, direct telephone bank, ATMs or the Internet. The General Bank is focused on providing excellent service to customers throughout the merger integration process, growing low-cost core deposits, and improving both loan spreads and efficiency.

General Bank — Operating Basis
Performance Summary

	Years Ended December 31,		
(In millions)	2001	2000	1999
Net interest income *(Tax-equivalent)*	$ 5,151	4,382	4,270
Fee and other income	1,769	1,314	1,393
Intersegment revenue	114	100	117
Total revenue *(Tax-equivalent)*	7,034	5,796	5,780
Provision for loan losses	426	219	163
Noninterest expense	4,112	3,790	3,769
Income taxes *(Tax-equivalent)*	880	608	672
Operating earnings	$ 1,616	1,179	1,176
Economic profit	$ 1,165	762	716
Risk adjusted return on capital (RAROC)	38.44 %	33.01	32.19
Economic capital, average	$ 4,407	3,629	3,547
Cash overhead efficiency ratio	57.90 %	64.40	65.33
Average loans, net	$75,768	59,100	55,377
Average core deposits	$111,099	97,606	98,142

General Bank financial results continued to show strong momentum in 2001, with 21 percent total revenue growth aided by balance sheet and fee income growth, particularly in mortgage banking, and solid expense control. Growth in low-cost core deposits was strong and sales production of prime equity lines, direct loans and small business loans set company records.

On an operating basis, General Bank total revenue was $7.0 billion in 2001 and $5.8 billion in 2000. The increase was due to improved sales production, increased core deposits and to four months of revenue related to the former Wachovia. Net interest income was $5.2 billion in 2001 and $4.4 billion in 2000, reflecting increases in average loans and average core deposits. Fee and other income, which reflected improved service charge income, higher mortgage-related income and strong debit card revenues, was $1.8 billion. The provision for loan losses was $426 million in 2001 and $219 million in 2000. The higher provision was due to increased charge-offs related to the normal aging of the First Union Home Equity portfolio, increased commercial provisions and provisions recorded in connection with loan sales and transfers to loans held for sale. Noninterest expense, excluding the addition of four months of expenses from the former Wachovia, was essentially flat, reflecting solid expense control. The cash overhead efficiency ratio improved to 57.90 percent in 2001 from 64.40 percent in 2000.

Loan growth was largely due to across-the-board strength in consumer loans and the addition of loans from the former Wachovia. General Bank average core deposits were $111 billion in 2001, an increase of $13 billion from 2000, including core deposits from the former Wachovia. Both consumer and commercial deposits increased, primarily in interest checking, savings and money market accounts, reflecting our focus on acquiring low-cost core deposits.

Capital Management Our Capital Management Group (CMG) has created a growing and diversified business with a balanced mix of products and multiple channels of distribution, which has helped stabilize performance in the face of the market downturn. CMG is organized into two major lines of business: Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services and corporate and institutional trust services. CMG offers a full line of investment products and services distributed through multiple channels, including a national retail brokerage branch network, full-service retail financial centers in our East Coast marketplace and online brokerage. Assets under management were $226 billion at December 31, 2001. In 2001 organic growth in assets of 5 percent, or $9 billion, was realized in both separate account and mutual fund assets as strong net sales offset the effects of the declining equity markets. On an operating basis, Capital Management total revenue remained steady at $2.9 billion in both 2001 and 2000, as the effects of the declining financial markets were essentially offset by strong product sales and revenue from the former Wachovia. The continued focus on expense control was apparent, as noninterest expense remained essentially flat with 2000 levels, despite the higher expense base associated with the addition of the former Wachovia on September 1, 2001.

CMG's operating performance compared favorably with industry trends in a year in which the Dow Jones Industrial Average declined 7 percent, the S&P 500 index declined 13 percent and the Nasdaq composite index declined 21 percent. While the unsettled market conditions reduced transaction-based brokerage revenues in 2001, CMG achieved record annuity sales of $4.7 billion, record gross fluctuating fund sales of $8.9 billion, and strong product sales in the corporate and institutional trust businesses. Mutual fund assets were $104 billion at year-end 2001 compared with $85 billion at year-end 2000.

Capital Management — Operating Basis
Performance Summary

	Years Ended December 31,		
(In millions)	2001	2000	1999
Net interest income *(Tax-equivalent)*	$ 131	160	138
Fee and other income	2,819	2,320	1,957
Intersegment revenue	(48)	(50)	(43)
Total revenue *(Tax-equivalent)*	2,902	2,930	2,052
Provision for loan losses	–	–	–
Noninterest expense	2,399	2,342	1,489
Income taxes *(Tax-equivalent)*	179	198	215
Operating earnings	$ 324	390	348
Economic profit	$ 222	286	272
Risk adjusted return on capital (RAROC)	37.87 %	45.16	53.54
Economic capital, average	$ 858	862	650
Cash overhead efficiency ratio	82.66 %	79.88	72.54
Average loans, net	$ 212	98	141
Average core deposits	$ 1,618	2,179	1,152

Wealth Management Our Wealth Management Group includes private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Our strategic focus is to provide integrated wealth management services to affluent and ultra-high net worth clients using a team-based approach that promotes continuous and comprehensive client relationships. Wealth Management's strategic partnerships with Capital Management, the General Bank and with the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients and that those solutions are delivered to customers across the entire Wachovia franchise.

Wealth Management — Operating Basis
Performance Summary

	Years Ended December 31,		
(In millions)	2001	2000	1999
Net interest income *(Tax-equivalent)*	$ 246	190	197
Fee and other income	394	319	324
Intersegment revenue	1	–	(3)
Total revenue *(Tax-equivalent)*	641	509	518
Provision for loan losses	6	–	–
Noninterest expense	444	317	297
Income taxes *(Tax-equivalent)*	64	66	84
Operating earnings	$ 127	126	137
Economic profit	$ 94	102	114
Risk adjusted return on capital (RAROC)	52.27 %	75.54	87.59
Economic capital, average	$ 233	150	151
Cash overhead efficiency ratio	68.90 %	62.24	57.29
Average loans, net	$ 5,672	4,151	3,710
Average core deposits	$ 7,331	5,632	5,713

While results in the Wealth Management segment were solid, performance was dampened by lower equity market valuations throughout most of 2001, as described above.

However, lending relationships increased year over year and efforts to improve sales momentum across all other Wealth Management businesses provided encouraging results. Both average loans and average core deposits increased in 2001 compared with 2000, due primarily to the addition of the former Wachovia.

On an operating basis, Wealth Management total revenue was $641 million in 2001 and $509 million in 2000 reflecting the addition of four months of revenue from the former Wachovia. Net interest income was $246 million in 2001 and $190 million in 2000. Fee and other income amounted to $394 million in 2001 and $319 million in 2000.

Strong expense discipline was exhibited in this more difficult operating environment. The increase in expenses year over year reflects the addition of four months of expenses from the former Wachovia.

Corporate and Investment Bank Our Corporate and Investment Bank offers a range of fixed income and equity products, asset securitization, and strategic advisory and cash management services for large corporate and institutional clients. Our corporate relationship coverage model focuses on ten key industry sectors nationwide: consumer and retail, defense and aerospace, energy, financial services, healthcare, industrial growth and services, media, real estate, telecommunications and technology, and utilities. The Corporate and Investment Bank includes three major lines of business: Corporate Banking, Investment Banking and Principal Investing.

Corporate and Investment Bank — Operating Basis
Performance Summary

	Years Ended December 31,		
(In millions)	2001	2000	1999
Net interest income *(Tax-equivalent)*	$ 2,075	1,674	1,599
Fee and other income	730	1,708	1,914
Intersegment revenue	(56)	(49)	(49)
Total revenue *(Tax-equivalent)*	2,749	3,333	3,464
Provision for loan losses	543	422	225
Noninterest expense	1,999	1,863	1,952
Income taxes *(Tax-equivalent)*	(58)	219	388
Operating earnings	$ 265	829	899
Economic profit	$ (320)	277	298
Risk adjusted return on capital (RAROC)	7.07 %	16.73	17.61
Economic capital, average	$ 6,491	5,861	5,312
Cash overhead efficiency ratio	68.41 %	52.59	57.91
Average loans, net	$43,066	41,883	43,029
Average core deposits	$10,728	9,107	9,944

Corporate Banking includes large corporate lending, commercial and rail leasing, treasury services, correspondent banking operations and trade services. Investment Banking includes fixed income underwriting, sales, trading and research activities; equity underwriting, sales, trading and research activities; fixed income and equity derivatives; currency risk management; loan syndications; merger and acquisition advisory services; various real estate capital markets products and services; and asset securitization. Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by selected private equity and venture capital groups.

Overall Corporate and Investment Bank results were adversely affected by a $1.1 billion decline in principal investing results with a $707 million net loss in principal investing in 2001 compared with principal investing net revenue of $395 million in 2000. The 2001 loss was composed of $889 million of gross losses and $182 million of gross gains. Our principal investing business was negatively affected by the significant decline in equity market valuations (particularly in the telecommunications and technology sectors) and the related change in debt and private equity capital availability afforded to venture capital-backed companies in 2001. Excluding principal investing, the Corporate and Investment Bank's 2001 revenue increased $518 million from 2000, partly due to the addition of four months of revenue from the former Wachovia.

Noninterest expense increased $136 million from 2000 due to the addition of four months of noninterest expense from the former Wachovia. Excluding the expenses from the former Wachovia, noninterest expense declined due to increased emphasis on expense management.

Corporate Banking results in 2001 benefited from widening spreads, but were adversely affected by larger provisions for loan losses as the recession put increased strain on corporate credit conditions.

Investment Banking benefited from a strong fixed income market while other markets were generally depressed in 2001. Investment grade debt, high yield debt and derivatives posted record years as favorable market conditions for these businesses prevailed throughout the year, and our businesses gained share across the board. Despite difficult market conditions, several of our agency businesses (including equity capital markets and loan syndications) also showed strong revenue growth in 2001 as they too gained share in their respective markets.

The revenue from the Principal Investing and Investment Banking businesses is typically more volatile than revenues from more traditional banking businesses and can vary significantly from period to period with market conditions. In addition Corporate Banking results may vary significantly from period to period as the credit quality of the loan portfolio changes.

Parent Parent includes all of our asset and liability management functions. The Parent in 2001 also included the goodwill asset and the associated amortization expense and funding cost; certain revenue items not recorded in the business segments discussed in the *Fee and Other Income* section; certain expenses that are not allocated to the business segments; corporate charges; and the results of First Union's mortgage servicing, The Money Store home equity lending businesses and indirect auto lending and leasing businesses and the credit card portfolios of both the former Wachovia and First Union, which have been divested or are being wound down.

Net interest income in the Parent decreased $799 million due to the divested businesses. The $95 million decline in fee and other income was also primarily related to the divested businesses. Noninterest expense declined $296 million due to the divested businesses, reduced management expenses and other reductions in corporate expenses.

The *Funding Sources* and *Risk Governance and Administration* sections provide information about our funding sources and asset and liability management functions.

BALANCE SHEET ANALYSIS

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $58 billion at December 31, 2001, compared with $48 billion at December 31, 2000. Investment securities were $1.6 billion at December 31, 2000.

Included in securities available for sale at December 31, 2001, were residual interests with a market value of $904 million, which included a net unrealized gain of $85 million. At December 31, 2000, securities available for sale included residual interests with a market value of $298 million, which included a net unrealized gain of $43 million.

In the fourth quarter of 2001, we securitized certain residential mortgage loans and home equity loans to reduce funding costs, diversify funding sources and achieve more efficient capital levels. Residential mortgage loans of $2.9 billion were swapped for mortgage-backed securities, substantially all of which we retained as securities available for sale. We also transferred $883 million of home equity loans to a trust and retained $766 million as securities. Additionally we transferred a $9.1 billion beneficial interest in a residential mortgage revolving trust, along with $877 million of new residential mortgage loans to a new trust in which we sold an 11 percent interest and recorded a net $14 million gain. This revolving structure is part of an on-going residential mortgage funding strategy that we will continue to utilize in the future. In this transaction, we retained a subordinated beneficial interest and a $303 million residual interest. This transaction, as well as other securitizations in 2001, increased our residual interests. Performance of loans securitized in which the company retains an interest is shown in *Note 5 to Notes to Consolidated Financial Statements*.

One of our significant accounting policies relates to the valuation of investments where there is little or no liquidity, including, for example, certain investments in the principal investing business and residual interests. The valuation of these types of investments is a subjective process involving a high degree of judgment and small changes in assumptions can result in significant changes in the valuation. The types of assumptions that are particularly subjective include credit, prepayment and loss assumptions for residual interests and the valuation of a start-up and/or private business for equity securities. The factors in the valuation of principal investing equity securities that are particularly subjective include assessing the viability of the investee's business model, their ability to market new products and their ability to access funding sources. We believe that we have the appropriate policies and procedures in place and that we use the appropriate technology in terms of modeling and projections to enable us to value these investments in a reasonable and consistent manner. Residual interests can be classified as either trading account assets or securities available for sale. Principal investing debt and equity securities are classified in other assets.

Loans Net loans were $164 billion at December 31, 2001, and $124 billion at December 31, 2000. This increase included loans from the former Wachovia with a fair value of $50 billion at September 1, 2001, offset by consumer portfolio loan sales and securitizations, transfers to loans held for sale, the sale of specific commercial loans and strategic reductions in less profitable commercial loans due to portfolio management actions in 2001. Commercial loans represented 67 percent and consumer loans 33 percent of the loan portfolio at December 31, 2001. Managed loans were $216 billion at December 31, 2001, and $168 billion at December 31, 2000. The average rate earned on loans decreased 98 basis points from 2000 to 7.91 percent in 2001, which was in line with reductions in interest rates.

Loans — On-Balance Sheet

	Years Ended December 31,		
(In millions)	2001	2000	1999
Commercial			
Commercial, financial, agricultural	$ 61,258	54,207	51,683
Real estate – construction and other	7,969	3,104	2,435
Real estate – mortgage	17,234	9,218	8,768
Lease financing	21,958	15,465	12,742
Foreign	7,653	5,453	4,991
Total commercial	116,072	87,447	80,619
Consumer			
Real estate – mortgage	22,139	17,708	27,793
Installment loans	34,666	22,972	25,795
Vehicle leasing	618	2,115	4,483
Total consumer	57,423	42,795	58,071
Total loans	173,495	130,242	138,690
Unearned income	9,694	6,482	5,513
Loans, net *(on-balance sheet)*	$ 163,801	123,760	133,177

Loans — Managed Portfolio

(Including on-balance sheet)

(In millions)	Years Ended December 31, 2001	2000	1999
Commercial	$ 123,377	93,277	86,095
Real estate – mortgage	29,903	22,274	29,296
Installment loans	62,402	50,208	52,951
Vehicle leasing	618	2,115	4,483
Total managed portfolio	$ 216,300	167,874	172,825

Year-End Commercial and Industrial Loans [(a)]

Industry Classification

(In millions)	Outstanding	Committed Exposure[(b)]
Manufacturing	$15,179	43,572
Services	11,456	31,118
Public utilities	8,685	17,527
Financial services	7,621	46,940
Transportation	5,835	8,112
Wholesale trade	5,365	12,724
Property management	4,901	6,787
Retail trade	4,237	13,459
Individuals	2,927	4,001
Public administration	1,895	9,462
Building contractors	1,573	3,572
Telecommunications	1,518	4,594
Mining	1,156	3,308
Agriculture/forestry/fishing	1,002	1,588
Insurance	763	5,183
Other	6,993	18,169
Total	$81,106	230,116

(a) Net of unearned income.

(b) Includes amount outstanding.

Year-End Commercial Real Estate Loans

Project Type

(In millions)	Outstanding	Committed Exposure[(a)]
Office buildings	$ 4,633	5,947
Apartments	4,579	6,032
Retail	4,118	5,043
Industrial	1,834	2,023
Lodging	1,599	1,865
Single family	1,506	2,940
Land – unimproved	967	1,556
Land – improved	917	1,352
Condominiums	775	1,696
Other	4,275	5,801
Total	$ 25,203	34,255

Distribution by Facility Size *(Percent)*		
Less than $10 million	70 %	60
$10 million to $25 million	22	25
$25 million to $50 million	7	11
All other	1	4
Total	100 %	100

(a) Includes amount outstanding.

Nonperforming Assets At December 31, 2001, nonperforming assets, including nonperforming loans classified as loans held for sale, were $1.9 billion and at December 31, 2000, $1.6 billion. The increase in 2001 was due largely to the addition of nonperforming assets from the former Wachovia. The increase also included $200 million of nonperforming assets related to an energy services company that filed for bankruptcy in the fourth quarter of 2001 and to the transfer to nonperforming status of part of our Argentinean exposure. Nonperforming loans classified as loans held for sale in 2001 amounted to $228 million compared with $334 million in 2000. As a percentage of net loans, foreclosed properties and loans held for sale, nonperforming assets improved to 1.13 percent at December 31, 2001, compared with 1.22 percent at December 31, 2000.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as held for sale, amounted to $288 million at December 31, 2001, compared with $183 million at December 31, 2000. Substantially all of the increase was the result of the addition of loans from the former Wachovia. Of these past due loans at December 31, 2001, $82 million were commercial loans or commercial real estate loans and $206 million were consumer loans.

Net Charge-offs Net charge-offs were 0.70 percent of average net loans in 2001 and 0.59 percent in 2000. Net charge-offs were $937 million in 2001 and $751 million in 2000. The $186 million increase in net charge-offs year over year reflected a $97 million charge-off related to the energy services company referred to above and to net charge-offs related to the addition of the former Wachovia.

Provision and Allowance for Loan Losses On an as reported basis, the provision for loan losses was $1.9 billion in 2001 and $1.7 billion in 2000. Components of the provision in 2001 included $937 million equal to net charge-offs, $284 million related to loans sold or transferred to held for sale and $726 million in incremental provision. The incremental provision was recorded in response to the deterioration in the credit environment as well as to the integration of the loan portfolios as a result of the merger. Components of the provision in 2000 included $751 million equal to net charge-offs, $657 million related to loans transferred to held for sale and $328 million in incremental provision. The *Merger-Related, Restructuring and Other Charges and Gains* section has further information. The provision related to the transfer of loans to held for sale was recorded to reduce the carrying value of these loans to their respective fair values.

As a result of these actions and the addition of $766 million in allowance from the former Wachovia, the allowance for loan losses increased $1.3 billion to $3.0 billion at December 31, 2001. The allowance rose to 1.83 percent of net loans at December 31, 2001, from 1.39 percent at December 31, 2000.

Asset Quality

(In millions)	Years Ended December 31, 2001	2000	1999
Loans, net	$163,801	123,760	133,177
Allowance for loan losses	$ 2,995	1,722	1,757
Allowance as % of loans, net	1.83 %	1.39	1.32
Allowance as % of nonaccrual and restructured loans	195	146	181
Allowance as % of nonperforming assets	175 %	135	165
Net charge-offs	$ 937	751	688
Net charge-offs as % of average loans, net	0.70 %	0.59	0.53
Nonperforming assets			
Nonaccrual loans	$ 1,534	1,176	968
Foreclosed properties	179	103	98
Loans held for sale	228	334	14
Total nonperforming assets	$ 1,941	1,613	1,080
Nonperforming assets to loans, net, foreclosed properties and loans held for sale	1.18 %	1.22	0.78

Year-End Nonperforming Commercial and Industrial Loans
Industry Classification

(In millions)	
Manufacturing	$ 486
Services	163
Energy	119
Telecommunications	99
Financial services	98
Transportation	92
Retail trade	63
Agriculture/forestry/fishing	33
Wholesale trade	24
Individuals	10
Mining	10
Insurance	3
Building contractors	1
Other	93
Total	$1,294

Year-End Nonperforming Loans Held for Sale
Industry Classification

(In millions)	
Theaters	$ 87
Textile	48
Healthcare	30
Mixed-use land developers	27
Manufacturing	15
Telecommunications	4
Retail	3
Lodging	2
Other [a]	12
Total	$ 228

(a) Includes consumer home equity loans.

Loans transferred to held for sale are carried at the lower of cost or market value, and accordingly, they are not included in the evaluation of the adequacy of the allowance for loan losses subsequent to the transfer.

The allowance for loan losses is maintained at a level that we believe is adequate to absorb probable losses inherent in the loan portfolio as of the date of the consolidated financial statements. We employ a variety of tools as well as seasoned judgment in assessing the adequacy of the allowance.

Our methodology for assessing the adequacy of the allowance establishes both an allocated and an unallocated component. The allocated component of the allowance for commercial loans is based principally on current loan grades and historical loss rates. For consumer loans, it is based on loan payment status and historical loss rates.

The unallocated component of the allowance represents the results of analyses that estimate probable losses inherent in the portfolio that are not fully captured in the allocated allowance. These analyses include industry concentrations, model imprecision and the estimated impact of current economic conditions on historical loss rates. We continuously monitor trends in loan portfolio qualitative and quantitative factors, including trends in the levels of past due, criticized and nonperforming loans. The trends in these factors are used to evaluate the reasonableness of the unallocated component.

The distribution of the allowance into an allocated and unallocated component does not diminish the fact that the entire allowance is available to absorb credit losses in the loan portfolio. Our principal focus is, therefore, on the adequacy of the total allowance for loan losses. As a result, future material shifts between the allocated and unallocated components of the allowance are possible.

A management committee headed by our chief risk management officer and composed of the chief risk management officers of our major business units, the chief accounting officer, the senior officer from our independent credit risk review unit and other experienced credit risk professionals is responsible for a comprehensive review and formal approval of the allowance for loan losses at the end of each quarter.

The accounting policies related to the allowance for loan losses are significant policies that involve the use of estimates and a high degree of subjectivity. We believe we have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses that reflect our assessment of credit risk after careful consideration of known relevant facts. In developing this assessment, we must necessarily rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and specific issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Loans Held for Sale At December 31, 2001, loans held for sale amounted to $7.8 billion compared with $8.1 billion at December 31, 2000. In 2001 we transferred a net $1.6 billion of loans to loans held for sale; $1.3 billion of these were performing and $332 million were nonperforming at the time of the transfer. Of the $335 million allowance that was associated with the loans transferred to loans held for sale, $87 million represented existing reserves and $248 million represented additional provision to adjust the loans to the lower of cost or market value at the date of transfer. The above activity included the post-merger, third quarter 2001 transfer to held for sale of $1.5 billion of overlapping loans and loans representing areas of perceived higher risk, primarily in the textile, technology and telecommunications, commercial real estate and asbestos-related sectors. Of these overlapping and higher risk loans, $1.4 billion were performing loans and $113 million were nonperforming.

In 2001 we sold $23 billion in loans out of the held for sale portfolio. Of this total, $1.8 billion were commercial loans and $21 billion were consumer loans, primarily mortgages sold to agencies. Substantially all of the consumer loan sales represented normal flow business, which is originated directly into the held for sale portfolio. A total of $369 million of the loans sold were nonperforming.

Included in the above was the securitization of $3.2 billion of The Money Store home equity loans that were transferred into held for sale in connection with our June 2000 strategic repositioning. In connection with this securitization, at December 31, 2001, we retained as securities available for sale $772 million of investment grade securities, $52 million of non-investment grade securities and $56 million of residual interests.

In addition to the above activity, in 2001 we sold or securitized $2.4 billion of loans directly out of the portfolio. Of these nonflow loans, $2.2 billion were performing and $241 million were nonperforming at the time of the sale. These loans included $2.1 billion of consumer loans, of which $1.6 billion was in securities available for sale at year-end 2001.

FUNDING SOURCES

Core Deposits Core deposits were $170 billion at December 31, 2001, and $122 billion at December 31, 2000. The majority of this increase was the result of the addition of deposits from the former Wachovia. Our renewed focus on gathering deposits stemmed a negative growth trend and led to deposit growth in low-cost core deposits in 2001, more than offsetting a decline in higher cost consumer certificate of deposit balances. We also continue to meet customer demand for alternative investment products such as annuities and mutual funds.

In 2001 and 2000, average noninterest-bearing deposits were 23 percent and 24 percent, respectively, of average core deposits.

The portion of core deposits in higher-rate, other consumer time deposits was 23 percent at December 31, 2001, and 29 percent at December 31, 2000. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to process.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $59 billion in 2001 and $66 billion in 2000. The decrease from 2000 was due to lower funding needs, primarily the result of the sale of $13 billion in securities in connection with our 2000 strategic repositioning and an increase in low-cost core deposits. Purchased funds were $61 billion at December 31, 2001, and $60 billion at December 31, 2000.

Long-term Debt Long-term debt was $42 billion at December 31, 2001, including $10 billion from the former Wachovia, and $36 billion at December 31, 2000. In 2002 scheduled maturities of long-term debt amount to $8.6 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

Long-term debt included $3 billion of trust capital securities at December 31, 2001, including $1 billion from the former Wachovia, and $2 billion at December 31, 2000. Subsidiary trusts issued these capital securities and used the proceeds to purchase junior subordinated debentures from the parent company. These capital securities are considered tier 1 capital for regulatory purposes.

First Union National Bank has available a global note program for the issuance of up to $45 billion of senior or subordinated notes. Under prior global bank note programs, $12 billion of long-term debt was outstanding at December 31, 2001. The sale of any additional notes will depend on future market conditions, funding needs and other factors.

Additionally in 2001, a subsidiary of First Union National Bank issued $2.5 billion of collateralized notes. The notes are collateralized primarily by investment grade securities and prime home equity loans. They are redeemable at any time at the subsidiary's option.

Under a current shelf registration statement with the Securities and Exchange Commission, we have $665 million of senior or subordinated debt securities, common stock or preferred stock available for issuance. To replace this shelf registration statement, we have filed a $10 billion shelf registration statement. We have also filed a $4 billion shelf registration statement to issue senior or subordinated debt securities under a medium-term note program. Both of these registration statements are expected to become effective in the first quarter of 2002. The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Credit Lines We have a $175 million committed back-up line of credit that expires in July 2002. This credit facility contains covenants that require the company to maintain a minimum level of tangible net worth, restrict double leverage ratios and require capital levels at subsidiary banks to meet regulatory standards. We have not used this line of credit. Additionally we have a $395 million committed back-up line of credit related to the former Wachovia that expires in March 2002.

Stockholders' Equity The management of capital in a regulated banking environment requires a balance between maximizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

Stockholders' equity was $28 billion at December 31, 2001, including $13 billion from the issuance of shares in connection with the merger with the former Wachovia, and $15 billion at December 31, 2000. Common shares outstanding amounted to 1.4 billion at December 31, 2001, and 980 million at December 31, 2000, with the increase attributable to the 407 million shares issued in the Wachovia merger. In 2001 we repurchased 2 million shares of common stock in the open market at a cost of $64 million. We also retired 16 million shares at a cost of $568 million held by the former Wachovia. In addition we retired 12 million shares at a cost of $652 million as described in the following paragraph. At December 31, 2001, we had authority to repurchase up to 99 million shares of our common stock. In 2000 we repurchased in the open market 15 million shares of common stock at a cost of $479 million.

At December 31, 2001, we had an equity forward contract outstanding involving 3 million shares at an aggregate cost of $100 million and forward purchase contracts outstanding involving 33 million shares at an aggregate cost of $1.2 billion. These contracts mature at various times in 2002 and can be extended by mutual consent of the counterparties. In 2001 we settled a forward purchase contract and an equity forward contract by purchasing 12 million shares at a cost of $652 million and we settled a contract for 4 million shares on a net share basis resulting in no transfer of shares. In 2000 we settled an equity forward contract by purchasing 4 million shares at a cost of $211 million. The forward price of the shares subject to equity forward and forward purchase contracts is the share price at the inception of the contract plus a premium that accrues over the life of the contract, net of dividends paid to the counterparty.

In calculating diluted earnings per share, the premium component of the forward price on equity forward contracts is subtracted in calculating income available to common stockholders. For forward purchase contracts, diluted shares include the share equivalent of the excess of the forward price over the current market price of the shares.

We paid $1.0 billion in dividends to common stockholders in 2001 and $1.9 billion in 2000. The decline from 2000 reflected a 50 percent reduction in the dividend rate to 24 cents per share, effective with the March 2001 dividend, offset by dividends paid on the shares issued in connection with the merger. This represented a dividend payout ratio on operating earnings of 45.28 percent in 2001 and 64.65 percent in 2000.

In connection with the Wachovia merger, we issued 96 million shares of Dividend Equalization Preferred Shares (DEPs), which were recorded at their fair value as of September 1, 2001, of 24 cents per share or $23 million for shares issued through December 31, 2001. A dividend of six cents per DEP share, or $6 million, was paid to holders of the DEPs in the fourth quarter of 2001 representing the difference between the Wachovia dividend paid to common stockholders in the fourth quarter of 24 cents and the last dividend paid by the former Wachovia of 30 cents per share. This DEP dividend was recorded as a reduction in the carrying value of the DEPs.

Subsidiary Dividends First Union National Bank, which is scheduled to be merged with Wachovia Bank, N.A., and renamed "Wachovia Bank, N.A." on April 1, 2002, is the largest source of parent company dividends. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well-capitalized level, at December 31, 2001, our subsidiaries had $999 million available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $1.6 billion in dividends to the parent company in 2001.

Regulatory Capital At December 31, 2001, our tier 1 and total capital ratios were 7.04 percent and 11.08 percent, respectively, and 7.02 percent and 11.19 percent, respectively, at December 31, 2000. Our leverage ratio at December 31, 2001, was 6.19 percent and at December 31, 2000, 5.92 percent. At December 31, 2001, our deposit-taking bank subsidiaries met the capital and leverage ratio requirements for well capitalized banks.

OFF-BALANCE SHEET PROFILE

In the normal course of business, we engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. These transactions fall under two broad categories: corporate transactions and customer transactions. Corporate transactions are designed to diversify our funding sources; reduce our credit, market or liquidity risk; and optimize capital. Customer transactions are executed to facilitate customers' funding needs or risk management objectives. Within these two categories, there are many types of transactions, which for purposes of the table below and the discussion that follows, we have grouped into derivatives, lending commitments, liquidity and credit facilities, asset securitization, leasing transactions and other transactions.

Summary of Off-Balance Sheet Profile

(In millions)	December 31, 2001 Amount At Risk
Derivatives[a]	$ 11,400
Lending commitments	150,800
Liquidity and credit facilities	*45,000*
Asset securitization	10,000
Other transactions	
Leasing transactions[a]	9,000
Principal investing commitments	1,200
Share repurchase agreements	1,300
Total	$ 228,700

(a) Represents on-balance sheet risk; related off-balance sheet contract or notional amount exceeds amount at risk.

Derivatives We use derivatives to manage our exposure to interest rate risk, to generate profits from proprietary trading and to assist our customers with their risk management objectives. All derivatives are recorded on the balance sheet at fair value with realized and unrealized gains and losses included either in earnings or in other comprehensive income, depending on the nature and purpose of the derivative transaction. *Derivative transactions are measured in terms of the notional* amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is not exchanged, but is used only as the basis upon which interest or other payments are calculated.

For interest rate risk management, we use derivatives as a cost- and capital-efficient way to hedge on-balance sheet assets, liabilities and forecasted transactions. Derivatives used for interest rate risk management include various interest rate swap, futures and option structures with indices that relate to the pricing of specific on-balance sheet instruments. Trading and customer derivatives include a wide array of interest rate, foreign currency, credit and equity derivatives.

At December 31, 2001, the total credit risk, as represented by the fair value of all derivatives in a gain position, amounted to $11.4 billion, which is recorded on the balance sheet. At December 31, 2001, the total mark-to-market related credit risk for derivative transactions in excess of counterparty thresholds was $1.0 billion. The fair value of collateral held exceeded the total mark-to-market related credit risk in excess of counterparty thresholds as of that date.

We manage the credit risk of these instruments in much the same way that we manage on-balance sheet credit risk, by establishing credit limits for each counterparty and through collateral agreements for dealer transactions. For nondealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty. Credit risk is also reduced significantly by entering into master netting agreements. *The net mark-to-market is the most relevant* measure of credit risk when there is a master netting agreement. When we have more than one transaction with a counterparty and there is a legally enforceable master netting agreement between the parties, the exposure to a counterparty represents the net of the gain and loss positions with that counterparty. The *Credit Risk Management* section has more information on the management of on- and off-balance sheet credit risk.

The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as on-balance sheet financial instruments. The *Interest Rate Risk Management* section describes the way in which we manage this risk. The market risk associated with trading and customer derivative positions is managed using the Value-at-Risk (VAR) methodology, as described in the *Market Risk Management* section.

Refer to *Table 18* through *Table 20* for detailed information on our derivatives used for interest rate risk management. Refer also to *Note 16* to *Notes to Consolidated Financial Statements* for additional information on derivatives.

Lending Commitments Lending commitments include unfunded loan commitments and standby and commercial letters of credit. We provide loan commitments to customers in the normal course of our commercial and retail lending businesses. For commercial customers, loan commitments generally take the form of revolving credit arrangements to finance customers' working capital requirements. For retail customers, loan commitments generally are lines of credit secured by residential property. These instruments are not recorded on the balance sheet until we advance funds under the commitment. For lending commitments, the contractual amount of a commitment represents the maximum potential credit risk if the entire commitment is funded and the borrower does not perform according to the terms of the contract. A large majority of these commitments expire without being funded, and accordingly, total contractual amounts are not representative of our actual future credit exposure or liquidity requirements. The *Credit Risk Management* section describes how we manage on- and off-balance sheet credit risk.

Loan commitments and letters of credit expose us to credit risk in the event that the counterparty draws on the commitment and subsequently fails to perform under the terms of the lending agreement. This risk is incorporated into our overall evaluation of on- and off-balance sheet credit risk and, to the extent necessary, we record reserves on these commitments. Uncertainties around the timing and amount of funding under these commitments exposes the company to liquidity risk. The *Liquidity Risk Management* section describes the way in which we manage liquidity with respect to both on- and off-balance sheet exposures.

At December 31, 2001, we had outstanding $116 billion and $22 billion of unfunded commercial and retail loan commitments, respectively. Undrawn letters of credit, typically issued in connection with customers' trade and other commercial financing requirements, amounted to $13 billion at December 31, 2001. For commercial loan commitments, we typically charge a fee equal to a percentage of the unfunded commitment. There are generally no fees associated with retail commitments. In 2001 we recognized fee income of approximately $74 million on unfunded commitments.

Liquidity and Credit Facilities We arrange financing for certain customer transactions through third party entities called conduits that provide the customers with access to the commercial paper market. These entities purchase a variety of asset-backed loans and receivables, trade receivables and securities from borrowers and issuers, and issue commercial paper to fund those assets.

At December 31, 2001, we administered three off-balance sheet conduits with commercial paper outstanding of $23 billion. We guarantee the liquidity on substantially all of the commercial paper issued by the conduits that we administer. In addition we provide liquidity guarantees of commercial paper issued by large corporate clients. At December 31, 2001, we provided liquidity facilities covering $10 billion of commercial paper issued by commercial customers. Under liquidity facilities, we are obligated to purchase commercial paper issued by the conduits in the event that the conduits are unable to otherwise sell the commercial paper. This risk is incorporated in the overall assessment of our liquidity risk as described in the *Liquidity Risk Management* section.

In addition to the liquidity facilities, we also provide credit enhancement related to certain assets funded in our conduits. Under these agreements, we may be required, under certain circumstances of credit deterioration or default, to purchase assets from a conduit at an amount equal to the par value of the assets, which may exceed its fair value resulting in a loss to the company. In 2001 we recorded $122 million of losses in connection with the purchase of assets from our conduits.

We also assist certain commercial customers in obtaining long-term funding through industrial revenue bonds (IRBs). These IRBs are issued with a letter of credit from us ensuring the customer's obligation under the bond. These letters of credit were $12 billion at December 31, 2001, and expose us to both liquidity and credit risk.

Asset Securitization From time to time, we securitize assets originated through our normal loan production channels. In these transactions, assets are typically sold through a qualifying special purpose entity (QSPE), which then issues senior and subordinated debt, including residual interests, collateralized by the assets. Legally distinct, bankruptcy remote QSPEs are used in these transactions as they facilitate isolating the asset's cash flows from originator default. This legal isolation and the allocation of risk to different tranches of securities issued by the QSPE allows securitization transactions to generally receive cost-advantaged funding rates. These securitizations are also used to provide an alternative funding source to reduce credit risk and to manage capital. Certain securitization transactions result in a complete transfer of risk to investors and in others we retain risk in the form of residual interests and other beneficial interests in the resulting securities. Additionally, in certain cases, we provide the buyer short-term financing alternatives should they need it on high quality assets. As of December 31, 2001, this credit enhancement amounted to $10 billion.

Generally we are paid fees by the QSPE for servicing the assets owned by the QSPE. We may retain interests in our securitizations, including senior or subordinated notes or residual interests. These retained interests are recorded on-balance sheet in either trading or securities available for sale. Retained interests classified as trading account assets are carried at fair value with unrealized gains and losses included in fee and other income. Retained interests classified as trading account assets were $359 million at December 31, 2001. Retained interests classified as securities available for sale are carried at their fair value with unrealized gains and losses included in other comprehensive income, unless the securities are considered impaired, in which case the securities are written down in fee and other income to fair value. Retained interests within securities available for sale were $18 billion at December 31, 2001. Impairment charges on retained interests in QSPEs amounted to $13 million in 2001. We have varying levels of credit, interest and prepayment rate risk associated with our investment in these debt securities and residual interests.

We also participate in structuring collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). In these transactions, securities or loans are purchased in the open market or transferred to substantive special purpose entities (SPEs). These SPEs are capitalized with equity in both form and substance contributed by third parties in an amount driven by market conditions but not less than 3 percent of the fair value of the financial assets held by the SPE. In certain transactions we also may invest in the equity issuance by an SPE, but our investment is in addition to the amount held by the third party. Additionally we hold no more than 25 percent of the total equity issued by an SPE and may purchase subordinated notes in the entities. These retained interests are recorded in our securities portfolio at an allocated carrying value subject to impairment analysis. These securities retained on the balance sheet amounted to $46 million at December 31, 2001. Total assets within the SPEs where we have a retained interest amounted to $3.5 billion and we did not assume any risk beyond our retained interests. Aggregate impairment losses recognized in 2001 for CLOs and CDOs were $29 million. We also recognize fee income on these transactions, primarily in the form of structuring fees.

Note 5 to Notes to Consolidated Financial Statements has more information on securitization activities.

Other Transactions

Leasing – We enter into domestic and international leveraged lease transactions for both equipment and real property to facilitate customer financing requirements. The assets are held in a legally distinct special purpose entity (trust) to which we provide some or all of the equity investment. The trust then issues non-recourse debt to unrelated third parties. Our outstanding equity investment in leveraged leases, which is net of this non-recourse debt, was $9 billion at December 31, 2001, which is recorded on the balance sheet. Approximately $6 billion of collateral and financial guarantees is associated with our outstanding equity investments.

These transactions expose us to credit risk to the extent that the lessee defaults, the value of the underlying asset declines and lessee-provided guarantees are insufficient to repay the outstanding equity investment after the non-recourse debt has been paid. To manage these risks, we limit transactions to those asset classes for which it is feasible to project future asset values and to higher credit-rated customers. Substantial amounts of our invested equity are collateralized with high grade securities or guaranteed by a highly rated third party. Residual asset values are reviewed and monitored annually. Additionally we maintain the contractual right to buy out the non-recourse debt to reduce the risk of value destruction through a foreclosure process. Credit risk is managed through the same credit underwriting processes used to support commercial and corporate lending.

We also use "synthetic" leasing structures to finance certain corporate assets, primarily real estate. Total assets within these structures were $297 million at December 31, 2001. We lease these assets under operating leases and we have provided residual guarantees to the lessors of $253 million at December 31, 2001.

Principal Investing – Our principal investing business involves investments primarily in private equity and mezzanine securities and investments in funds sponsored by selected private equity and venture capital groups. These investments are recorded on the balance sheet at a fair value of $2.6 billion at December 31, 2001. These investments are subject to all the risks of the equity markets and many of these investments are illiquid. Direct investments in public and private companies typically do not involve legally binding commitments to participate in subsequent equity or debt offerings. Fund investments do however involve legally binding commitments to contribute capital pursuant to the terms of limited partnership agreements. At December 31, 2001, we had unfunded commitments to more than 100 fund sponsors amounting to $1.2 billion. We expect that these commitments will be drawn over the next three to four years.

Transactions in Our Own Stock – Since 1999 we have entered into derivative transactions in our own stock, principally forwards and equity forwards. The *Stockholders' Equity* section has a detailed description of these transactions. Under these transactions, a counterparty purchased shares from us or in the open market. Simultaneously, we entered into a forward contract with the same counterparty to repurchase the shares at the same price plus a premium that accrues over the term of the contract. This allowed us to set the price of a share repurchase without reducing stockholders' equity.

We have the option to settle these contracts by purchasing the shares for cash or by settling on a net cash or net share basis. If we settle the contracts by purchasing the shares, we will pay cash and realize a corresponding reduction to stockholders' equity. Net cash and net share settlement would involve a counterparty selling the shares they hold, with the remaining obligation settled in cash or shares, respectively. Depending on the market price of our stock relative to the forward price of the contracts at settlement, we may either receive or issue cash or shares under net settlement.

RISK GOVERNANCE AND ADMINISTRATION

Our chief risk management officer reports directly to the chief executive officer and is responsible for credit, market and operational risk governance.

The chief risk management officer provides loan portfolio, market risk and other information to appropriate management and board of directors oversight committees on a regular basis. Such management committees include the Credit Policy Committee and the Asset and Liability Committee, both of which meet monthly and are headed by the chief executive officer. The Market Risk Committee, headed by the chief risk management officer, and the Credit & Finance Committee of the board of directors, composed of outside directors, meets bi-monthly.

Our risk management practices include key elements such as independent checks and balances, formal authority limits, well-defined policies and procedures, quantitative modeling, diversification, active portfolio management and experienced risk management personnel.

Credit Risk Management Credit risk is the risk of loss due to adverse changes in a borrower's ability to meet its financial obligations under agreed upon terms. We incur credit risk in our lending, trading, investing, liquidity/funding and asset management activities. The nature and amount of credit risk depends on the types of transactions pursued, the structure of those transactions and the parties involved. In general credit risk is incidental to our trading, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of our credit risk is incurred in our lending activities.

Credit risk is managed through a combination of policies and procedures and risk-taking or commitment authorities that are tracked and regularly updated in a centralized database. All credit authorities are delegated through the independent risk management organization. Most officers who are authorized to incur credit exposure are in the risk management organization and are independent of the officers who are responsible for generating new business.

The maximum level of credit exposure to individual commercial borrowers is limited by policy guidelines, or "house limits". These limits are based on the default probabilities associated with the credit facilities extended to each borrower or related group of borrowers.

Concentration risk is managed through geographic and industry diversification, country limits and loan quality factors.

Commercial Credit All commercial loans are assigned internal risk ratings reflecting the probability of the borrower defaulting on any obligation, the probability of a default on any particular Wachovia credit facility and the probable loss in the event of a default.

Commercial credit extensions are also evaluated using a Risk Adjusted Return on Capital (RAROC) model that considers pricing, internal risk ratings, loan structure and tenor, among other variables. This produces a risk/return analysis, enabling the efficient use of economic capital attributable to credit risk. Economic capital is allocated to all credit commitments, whether fully funded or not. The same credit processes and checks and balances are used for unfunded commitments as well as for funded exposures.

Economic capital for all credit risk assets is calculated by the portfolio management group within the risk management organization. As part of their annual capital level review, this group analyzes factors that are used to determine the amount of economic capital needed to support credit risk in the loan portfolio.

Credit Risk Review is an independent unit that performs risk process reviews and evaluates a representative sample of credit extensions after the fact. Credit Risk Review has the authority to change internal risk ratings and is responsible for assessing the adequacy of credit underwriting and servicing practices. This unit reports directly to the Credit & Finance Committee of the board of directors.

Credit approvals are based, among other things, on the financial strength of the borrower, assessment of the borrower's management, industry sector trends, the type of exposure, the transaction structure and the general economic outlook. There are two processes for approving credit risk exposures. The first involves standard approval structures (e.g., rapid approval grids) for use in retail, certain small business lending and most trading activities. The second, and more prevalent approach, involves individual approval of exposures consistent with the authority delegated to officers experienced in the industries and loan structures over which they have responsibility.

In commercial lending, servicing of credit exposure may be as often as weekly for certain types of asset-based lending, to annually for certain term loans. Some term loans having characteristics similar to retail loans are monitored for delinquencies only. In general quarterly servicing is normal for all significant exposures. The internal risk ratings are confirmed with each major servicing event. In addition portfolio modeling is employed to verify default probabilities and to estimate losses.

Borrower exposures may be designated as "watch list" accounts when warranted by either environmental factors or individual company performance. Such accounts are subjected to additional quarterly reviews by the business line management, risk management and credit risk review staff and our chief risk management officer in order to adequately assess the borrower's credit status and to take appropriate action. In addition projections of both nonperforming assets and losses for future quarters are performed monthly. This process is considered essential to the effective management of our credit risk.

We have also established special teams composed of highly skilled and experienced lenders to manage problem credits. These teams handle commercial recoveries, workouts and problem loan sales.

Commercial credit checks and balances, the independence of risk management functions and specialized processes are all designed to avoid problems where possible and to recognize and address problems early in the cycle when they do occur.

Retail Credit In retail lending, we manage credit risk from a portfolio view rather than by specific borrower as in commercial lending. The risk management division, working with the line of business, determines the appropriate risk/return profile for each portfolio, utilizing a variety of tools including quantitative models and scorecards tailored to meet our specific needs.

By incorporating these models and policies into computer programs or "decisioning engines," much of the underwriting is automated. Once a line of credit or other retail loan is extended, it is included in the overall portfolio, which is continuously monitored for changes in delinquency trends and other asset quality indicators. Delinquency action on individual credits is taken monthly or as needed if collection efforts are necessary. The independent credit risk review unit also has a retail component to ensure adequacy and timeliness of retail credit processes.

Market Risk Management We trade a variety of debt securities, foreign exchange instruments and derivatives in order to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk is controlled through the use of VAR methodology with limits approved by the Asset and Liability Management Committee and an active, independent monitoring process. Our 1-day VAR limit for 2001 was $30 million.

VAR Profile by Risk Type

(In millions)

	2001			2000		
Risk Category	High	Low	Avg	High	Low	Avg
Interest rate	14.3	5.3	9.8	15.3	1.2	8.9
Foreign exchange	5.3	0.4	1.4	3.3	0.3	1.3
Equity	11.8	2.2	5.2	7.8	0.3	4.0
Aggregate	15.5	6.5	11.3	15.5	5.5	10.2

The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day and 10-day VAR at the 97.5 percent and 99 percent confidence levels, respectively. In 2001 we changed our VAR methodology from variance-covariance to historical simulations VAR. The VAR model uses historical data from the most recent 252 trading days. The Daily VAR Backtesting table shows the daily trading profit and loss, and compares this to the daily VAR. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. The total 1-day VAR was $11 million at December 31, 2001, and $15 million at December 29, 2000, and primarily related to interest rate risk and equity risk. The high, low and average VARs in 2001 were $16 million, $6 million and $11 million, respectively.

Daily VAR Backtesting

(Dollars of revenue in millions)


$25
$20
$15
$10
$5
$0
($5)
($10)
($15)
($20)
01/02/01
12/31/01
Actual
P/L VAR

Histogram of Daily Profit and Loss in 2001

(Dollars of revenue in millions)


45
40
35
30
25
20
15
10
5
0
Number of days

High, low and average 1-day VARs by major risk category and on an aggregate basis are shown in the VAR Profile by Risk Type table. The Histogram of Daily Profit and Loss in 2001 table shows the distribution of daily trading revenues versus 1-day VAR projections and it shows the consistency of the trading pattern in terms of daily profitability. There were two days with losses greater than the VAR projections, both associated with market disruptions after the events of September 11.

Operational Risk Management Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This risk is inherent in all of our businesses.

Late in the fourth quarter of 2001 we merged the operational risk management resources of the former Wachovia and First Union to form an enterprise-wide capability under the leadership of the chief risk management officer. This team is composed of approximately 25 full-time professionals who will work with business line resources across the enterprise to deploy and improve operational risk management competencies, processes and technologies. Additionally this group is responsible for corporate governance and information reporting to executive management and to our board of directors.

Merger integration represents one of our more significant sources of operational risk over the next few years. If the operations of the former Wachovia and First Union were not integrated successfully, we could potentially face the risk of significant customer attrition, incur operational losses and fail to realize anticipated cost savings. To manage this risk, we have developed a paced, methodical and deliberate integration plan. Co-heads for the transition and conversion teams are experienced individuals who have managed or participated in more than 140 mergers. These four leaders possess extensive banking experience. The head of operational risk management also serves as the transition team co-chair, ensuring that risk management activities are incorporated into all facets of integration planning and execution.

We have implemented an enterprise process and tool that provides a high-level assessment and reporting of key operational risks in both legacy companies and merger events. Additionally a disciplined process to review critical conversion readiness elements has been put in place before every merger-related system conversion. This process provides readiness/risk information relative to staffing, training, customer communication, compliance, vendors, corporate real estate, technology infrastructure, application systems, operational support and balancing/reconcilement. In addition to the operational risk management group, the management of merger integration risk is a top priority for all business units.

Operational risks outside the merger context are also receiving attention. The management of business continuity and availability risk is an industry issue that includes consideration of the people, processes and technologies that support our day-to-day operations, as well as specific contingency plans for catastrophic disruptions such as natural disasters, acts of war or terrorism. Proactive management of this risk is a significant area of focus and we continue to improve business continuity and availability management processes to mitigate the potential reputation, regulatory and financial risks and related impacts.

We continue to refine the operational risk framework, governance structure and capital allocation methods, resulting in a more integrated approach for identifying, measuring and reporting operational risk exposures. Risk areas that will continue to receive significant attention include fraud, technology, human capital, vendor, financial, real estate, fiduciary, legal/compliance, business process, business continuity planning and change management. Our long-term strategy is to link business performance measurements to operational risk through risk profiles and capital allocation.

Liquidity Risk Management Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liability, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure we maintain the ability to fund operations cost-effectively and to meet current and future potential obligations such as loan commitments, lease obligations, contingent liquidity commitments and unexpected deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet our needs. However, the following focuses only on future obligations, which are summarized below:

Liquidity Risk Management

(In millions)	Total	One year or less	Over one year through three years	Over three years
Contractual Commitments				
Long-term debt	$ 41,733	8,635	9,292	23,806
Operating lease obligations	2,717	344	616	1,757
Deposit maturities	187,453	175,218	9,577	2,658
Short-term funding	44,385	44,385	–	–
Total	$ 276,288	228,582	19,485	28,221

In the table above all deposits with indeterminate maturities such as demand deposits, checking accounts, savings accounts and money market accounts are presented as having a maturity of one year or less.

Funding sources primarily include customer-based core deposits, purchased funds, collateralized borrowings, cash flows from operations, and asset securitizations and sales.

Cash flows from operations are a significant component of liquidity risk management and consider both deposit maturities and the scheduled cash flows from loan and investment maturities and payments. Deposits are our primary source of liquidity. Wachovia is one of the nation's largest core deposit-funded banking institutions with a deposit base that is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region. We believe this geographic diversity creates considerable funding diversity and stability. The stability of this funding source is affected by other factors including returns available to customers on alternative investments, the quality of customer service levels and competitive forces.

We purchase funds on an unsecured basis in the federal funds, commercial paper, bank note, national certificate of deposit and long-term debt markets. In addition we routinely use securities in our trading portfolios and available for sale portfolios as collateral for secured borrowings. In the event of severe market disruptions, we have access to secured borrowings through the Federal Reserve Bank. Our ability to access unsecured funding markets and the cost of funds acquired in these markets is primarily dependent upon our credit rating, which is currently P-1/A-1 for short-term paper and A1/A for senior debt (Moody's and Standard & Poor's, respectively). As previously communicated, our goal is to increase our long-term credit rating to AA. We believe a long-term credit rating of AA will provide us with many benefits including access to additional funding sources at lower rates (assuming a static interest rate environment). Conversely, a downgrade from our current long-term debt ratings would have an adverse impact on the company, including higher costs of funds, access to fewer funding sources and possibly the triggering of liquidity agreements with the commercial paper conduits. Providing funding under liquidity agreements may result in our forgoing more profitable lending and investing opportunities because of funding constraints. Furthermore, our balance sheet size would increase, as assets in conduits would be funded on balance sheet. This would reduce certain regulatory capital ratios.

Asset securitization provides an alternative source of funding. Outside of the customer-oriented conduit activities, we do not rely heavily on the securitization markets as a source of funds but instead use securitizations to diversify risk and manage regulatory capital levels. Within our Corporate and Investment Bank, we have businesses in the asset-backed finance division that are dependent upon securitization activity to remain viable. Widening of the credit spreads in the securitization market may make accessing these markets undesirable. If securitizations become undesirable, we may discontinue certain lending activities and/or increase our reliance on alternative funding sources.

The Asset and Liability Committee is responsible for liquidity risk management. This committee approves liquidity limits and receives thorough periodic reports on our liquidity position. The liquidity reporting details compliance with limits and with guidelines. It includes a review of forecasted liquidity needs based on scheduled and discretionary asset and liability maturities. It evaluates the adequacy of funding sources to meet these needs. In addition stress scenario tests are evaluated to ensure adequacy of funding in an adverse environment. These stress tests include reduced access to traditional funding sources in addition to expected drawdowns of contingent liquidity exposures (for example, liquidity agreements with conduits).

Interest Rate Risk Management Managing interest rate risk is fundamental to banking. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By using a combination of financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines. The Asset and Liability Committee oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines.

In analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both a "high rate" and "low rate" scenario to base-line scenarios. Our base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The second base-line scenario holds short-term rates flat at their current level over our forecast horizon. The "high rate" and "low rate" scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the next 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from "high rate" or "low rate" scenarios is 5 percent. The policy limit applies to the "most likely rate" and the "flat rate" base-line scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

Earnings Sensitivity Our "flat rate" scenario holds the federal funds rate constant at 2.00 percent through December 2002. Based on our November 2001 outlook, if interest rates were to follow our "high rate" scenario (i.e., a 200 basis point increase in short-term rates from our "flat rate" scenario), our earnings sensitivity model indicates earnings during the policy measurement period would be negatively affected by 2.0 percent. Our model indicates that earnings would benefit by 1.2 percent in our "low rate" scenario (i.e., a 50 basis point decline in short-term rates from our "flat rate" scenario). Typically we analyze a 200 basis point decline for our "low rate" scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate.

For our "most likely rate" scenario, we believe the market forward implied rate ("market rate") is the most appropriate. This scenario assumes the federal funds rate remains flat at 1.75 percent until June 2002, and gradually rises to 2.75 percent by December 2002. Sensitivity to the "market rate" scenario is measured using a gradual 200 basis point increase over a 12-month period. Our model indicates that earnings would be negatively affected by 2.2 percent in a "high rate" scenario relative to the market rate over the policy period.

In addition to the standard scenarios used to analyze rate sensitivity over the policy measurement period, we regularly analyze the potential impact of other more extreme interest rate scenarios. These alternate "what if" scenarios may include interest rate paths that are higher, lower and more volatile than those used for policy measurement. We also perform our analysis for time periods that reach beyond the 12-month policy period. For example, based on our November 2001 outlook, if interest rates remain consistent with our "market rate" scenario until December 31, 2002, and then increase by 300 basis points over the course of 2003, earnings in 2003 would decline by 2.5 percent.

While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

ACCOUNTING AND REGULATORY MATTERS

Asset Impairment In August 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supercedes both SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale and resolves significant implementation issues associated with SFAS 121. Unlike SFAS 121, an impairment assessment under SFAS 144 will not result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142, as described below.

We adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 for long-lived assets held for use will not have a material impact on our consolidated financial statements. The provisions of SFAS 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities.

Business Combinations In July 2001 the FASB issued SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

Under the provisions of SFAS 142, goodwill and identified intangible assets with indefinite useful lives are not subject to amortization. Rather they are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that there may be impairment. Identified intangible assets that have a finite useful life are amortized over that life in a manner that reflects the estimated decline in the economic value of the intangible asset and reviewed for impairment when events or circumstances indicate that there may be impairment.

We adopted the provisions of SFAS 141 for business combinations initiated after June 30, 2001, and we adopted the provisions of SFAS 142 on January 1, 2002. Any goodwill and any identified intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, are not subject to amortization. Goodwill and intangible assets acquired in purchase business combinations completed before July 1, 2001, were amortized through December 31, 2001. Upon adoption of SFAS 142 on January 1, 2002, all amortization of goodwill and identified intangible assets with indefinite useful lives ceased. The merger of First Union and the former Wachovia was accounted for using the purchase method, and in accordance with the provisions of SFAS 141, the goodwill recorded in connection with the merger is not subject to amortization.

Under the provisions of SFAS 142, all goodwill and identified intangible assets with an indefinite useful life must be tested for impairment as of January 1, 2002, and annually thereafter. This test involves assigning tangible and intangible assets, liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying value. If the fair value is less than the carrying value, a further test is required to measure the amount of goodwill impairment. Any impairment resulting from the January 1, 2002, analysis will be recorded as the cumulative effect of a change in accounting principle, and any impairment recognized thereafter will be included in noninterest expense.

Because of the extensive analysis that is required to adopt SFAS 142, including performing the January 1, 2002, impairment tests, we are not in a position to estimate the impact of adopting this standard, including whether any impairment losses will be recognized as the cumulative effect of a change in accounting principle.

Asset Transfers In September 2000 the FASB issued SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, which revises the criteria for accounting for securitizations and other transfers of financial assets and collateral, and introduces new disclosures. SFAS 140 replaces SFAS 125, which was issued in June 1996. The enhanced disclosure requirements were effective for year-end 2000. The other provisions of SFAS 140 related to transfers of financial assets and extinguishments of liabilities were adopted on April 1, 2001. The effect of adopting SFAS 140 was not material.

Derivatives and Hedging In 1998 the FASB issued SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, which was subsequently amended by SFAS 137 and SFAS 138. These standards establish the accounting and reporting model for derivatives and hedging activities. SFAS 133 requires that all derivatives be recognized as assets or liabilities on the balance sheet and that these instruments be measured at fair value through adjustments to either other comprehensive income or to current earnings, depending on the purpose for which the derivative is held.

On January 1, 2001, we recorded the cumulative effect of adopting SFAS 133, which consisted of two components, one included in the results of operations and the other in other comprehensive income. This cumulative effect also included the fair value of freestanding derivatives and certain derivatives that are embedded in other contracts. This cumulative effect of adopting SFAS 133 that was recognized in the results of operations on January 1, 2001, amounted to a $3 million after-tax gain. The cumulative effect of adopting SFAS 133 that was included in other comprehensive income on January 1, 2001, amounted to a net after-tax unrealized gain of $138 million and the net after-tax unrealized gain on the securities that were reclassified to securities available for sale in connection with the adoption of SFAS 133 was $53 million.

Regulatory Matters On October 26, 2001, the President signed the USA Patriot Act of 2001 into law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the IMLAFA). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. As of the date of this filing, we have not determined the impact the IMLAFA will have on our operations but the impact is not expected to be material. We will establish policies and procedures to ensure compliance with the IMLAFA.

In 1999 the Gramm-Leach-Bliley Financial Modernization Act of 1999 (Modernization Act) became law. The Modernization Act allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking activities than was permissible before enactment, including underwriting insurance and making merchant banking investments in commercial and financial companies. It also allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities activities. This part of the Modernization Act became effective in March 2000. In 2000 we became a financial holding company pursuant to the Modernization Act and are thereby permitted to engage in the broader range of activities that the Modernization Act permits.

The Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions generally prohibit financial institutions, including Wachovia, from disclosing nonpublic personal financial information to non-affiliated third parties unless customers have the opportunity to "opt out" of the disclosure.

Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our financial condition or results of operations.

EARNINGS AND BALANCE SHEET ANALYSIS

(2000 compared with 1999)

We reported net income of $92 million, or 7 cents per share, in 2000. The reported results in 2000 were net of after-tax merger-related, restructuring and other charges and gains of $2.8 billion, or $2.85 per share, and an after-tax $46 million charge, or 5 cents per share, for the cumulative effect of a change in accounting for beneficial interests. The net restructuring and other charges and gains were recorded in connection with the June 2000 strategic repositioning. Operating earnings, which exclude merger-related, restructuring and other charges and gains and the accounting change, were $2.9 billion, or $2.97 per share, in 2000. Net income in 1999 was $3.2 billion, or $3.33 per share, which included after-tax merger-related and restructuring charges of $263 million, or 27 cents per share. Operating earnings in 1999 were $3.5 billion, or $3.60 per share.

Net interest income on a tax-equivalent basis declined slightly from 1999 to $7.5 billion in 2000. The net interest margin was 3.55 percent in 2000 and 3.79 percent in 1999. The average rate on earning assets increased 66 basis points from 1999 to 8.30 percent in 2000, while the average rate paid on liabilities increased 89 basis points from 1999 to 5.31 percent in 2000. The sale of the credit card portfolio in 2000 put downward pressure on the margin. This was partially offset by the sale of $13 billion of lower-yielding securities as part of our strategic repositioning.

On an operating basis, fee and other income, excluding portfolio securities transactions, was $6.8 billion in 2000, down 2 percent from 1999 due in part to lower principal investing revenue. In addition 1999 included $286 million of gains from the sale of certain assets and investments.

Commissions, which include brokerage and insurance commissions, increased $577 million from 1999 to $1.6 billion in 2000, reflecting strong results from retail brokerage and insurance services, including a $448 million increase in commissions from the former EVEREN. Additionally fiduciary and asset management fees increased $273 million from 1999 to $1.5 billion in 2000. Advisory, underwriting and other investment banking fees increased modestly despite the difficult financial markets.

Principal investing revenue declined $197 million from 1999 to $395 million in 2000 due largely to market value adjustments in volatile markets.

Other income declined $774 million from 1999 to $626 million in 2000. Other income in 1999 included $286 million of gains from the sale of certain assets and investments. Portfolio securities transactions resulted in a net loss of $6 million in 2000, which included $27 million of impairment losses. This compares with a net loss of $63 million in 1999, which included $79 million in impairment losses on residual interests.

Asset sales and securitizations resulted in a net gain of $263 million in 2000, including gains from the securitization and sale of credit card receivables, SBA loans, student loans, home equity loans and municipal securities. In 1999 these gains were $417 million, which included $126 million of gains from the securitization and sale of residential mortgage loans and higher levels of gains from the other categories. Also included in 2000 other income was $109 million of market value write-downs on commercial loans classified as loans held for sale and a $20 million gain from the sale of securities received in a demutualization. Branch sales gains of $23 million were included in other income in 1999.

On an operating basis, noninterest expense increased 9 percent from 1999 to $9.2 billion in 2000, largely reflecting the full-year impact of EVEREN and increased variable compensation in Capital Management. Sundry expense includes a credit of $29 million representing fees received from the purchaser of the credit card portfolio for subservicing. The expenses incurred in connection with the subservicing agreement are included in other line items within noninterest expense. In 2000 we also recorded a $69 million credit in noninterest expense to adjust liabilities for certain incentive compensation and benefit arrangements to reflect declines in fee income and reductions in the work force, particularly in the Corporate and Investment Bank. We had $3.7 billion in goodwill and other intangible assets at December 31, 2000, a decline of $2.0 billion from 1999. This decline was principally the result of the write-down in 2000 of $1.8 billion of goodwill and other identified intangibles that were determined to be impaired as a result of the decision to discontinue subprime mortgage lending at The Money Store. On an operating basis, the overhead efficiency ratio was 64.2 percent in 2000 and 58.3 percent in 1999.

On an operating basis, income taxes declined $399 million from 1999 to $1.4 billion in 2000 and the effective tax rate was 31.5 percent in 2000 and 33.4 percent in 1999. The primary reason for the decline in the effective tax rate was the reduction in operating income in 2000, which resulted in a correspondingly larger decline in income tax expense due to a higher marginal tax rate than effective tax rate. Additional benefits from tax credits generated from growth in our affordable housing business also contributed to the decrease in the effective tax rate. The effective tax rate reflected in the computation of net income was 80.4 percent in 2000 and 33.3 percent in 1999.

Business segments were redefined in 2001, but in 2000 and 1999 there were five business segments: Capital Management (now divided into Capital Management and Wealth Management); Capital Markets (now called the Corporate and Investment Bank); Consumer and Commercial (now subsegments of the General Bank); and Treasury/Nonbank (now called the Parent).

On an operating basis, Capital Management net income increased $42 million from 1999 to $390 million in 2000, with increases in net interest income and fee and other income partially offset by a rise in noninterest expense. Net interest income increased $22 million from 1999 to $160 million in 2000, while fee and other income increased $863 million from 1999 to $2.8 billion in 2000. The former EVEREN operations contributed $564 million of the increase in fee and other income. Noninterest expense increased $853 million from 1999 to $2.3 billion in 2000 primarily reflecting increased variable compensation, largely salaries and incentives, associated with the strong growth in Retail Brokerage and Insurance Services and the impact of the EVEREN acquisition.

On an operating basis, Wealth Management net income was $126 million in 2000 and $137 million in 1999. Net interest income was $190 million in 2000 and $197 million in 1999, while fee and other income was $319 million in 2000 and $324 million in 1999. Noninterest expense was $317 million in 2000 and $297 million in 1999.

On an operating basis, Corporate and Investment Bank net income declined $70 million from 1999 to $829 million in 2000 as a result of an increased provision for loan losses and a decline in fee and other income in difficult financial markets. The provision for loan losses rose 88 percent primarily due to charge-offs related to a large problem credit to a single borrower and to deterioration in the healthcare industry. Fee and other income declined $206 million from 1999 to $1.7 billion in 2000, primarily as a result of a general market decline and the impact of market value write-downs in loan syndications. Also, principal investing revenue declined in 2000 as a result of some unusually large gains in 1999 and because market conditions in 2000 were not as conducive to initial public offerings (IPOs) and other types of transactions that result in gain recognition. Additionally commercial real estate results declined and higher trading losses were incurred. Offsetting these declines were increases in risk management fee and other income, primarily due to higher levels of client transactions in fixed income derivatives and equity derivatives in 2000.

Corporate Banking fee and other income increased primarily due to increased leasing revenues and international fee and other income increased from 1999 as a result of increased trade letters of credit and wire transfer fees. Noninterest expense decreased 5 percent from 1999 to $1.9 billion in 2000.

On an operating basis, General Bank net income remained relatively flat at $1.2 billion in 2000. Fee and other income declined $79 million from 1999 to $1.3 billion in 2000. Results were affected by the impact of a rising interest rate environment and a reduction in securitizations and loan sales.

The sale of the credit card portfolio and the FUMC mortgage servicing portfolio closed in September 2000. Noninterest expense increased $21 million from 1999 to $3.8 billion in 2000 largely related to the right staffing initiative in the retail financial centers and call centers. Average loans were $59 billion in 2000 and $55 billion in 1999. The increase in average loans year over year was the result of higher volume and lower attrition in the

FUHEB portfolio. Average deposits declined modestly due to customer movement into alternative investment products and higher yielding promotional products, as well as the sale of branch locations in the fourth quarters of 1999 and 2000.

The $1.0 billion in gains on the sale of the credit card and mortgage servicing portfolios, as well as the restructuring charge of $2.1 billion and merger-related charges of $78 million, are reflected in fee and other income and in noninterest expense, respectively, within the Parent segment.

At December 31, 2000, we had securities available for sale with a market value of $48 billion, down $3.7 billion from year-end 1999. These included residual interests with a market value of $298 million, which included a net unrealized gain of $43 million. At December 31, 1999, securities available for sale included residual interests with a market value of $583 million and a net unrealized gain of $84 million. The average rate earned on securities available for sale was 7.37 percent in 2000 and 6.83 percent in 1999. The average maturity of the portfolio was 7.21 years at December 31, 2000.

In 2000 we converted $9.3 billion of first mortgage loans to agency securities to facilitate funding flexibility. In connection with the strategic repositioning, restructuring and other charges in 2000 included securities losses of $1.1 billion, composed of $596 million of impairment losses on securities and $524 million of losses on the sale of $13 billion of securities. Of the total of $596 million of impairment losses in restructuring and other charges, $438 million is described below and $158 million is impairment losses on other residual interests.

In 1999 we transferred $744 million of mortgage-related residual interests and $8.7 billion of other mortgage-related securities to a trust in exchange for a new security representing substantially all of the interest in the assets transferred to the trust. Substantially all of the investment in mortgage-related retained interests from the securitization of The Money Store subprime mortgage loans was included in the transfer. As part of our strategic repositioning to discontinue the subprime mortgage lending business at The Money Store we revised the assumptions we used to estimate the amount and timing of the cash flows associated with this security, particularly the assumptions related to credit losses. Based on the revised assumptions, we concluded that the fair value of the security had declined on an other-than-temporary basis to an amount less than its book value at June 30, 2000. Accordingly, in connection with the strategic repositioning, we recorded a $438 million impairment loss on the security to reduce the book value to its fair value. There was no further impairment of this security in 2000. The carrying value of this security was $9.3 billion at December 31, 2000.

Net loans were $124 billion at December 31, 2000, a decline of $9 billion from December 31, 1999, and average net loans were $127 billion, a decline of $3 billion. Commercial loans represented 67 percent and consumer loans 33 percent of the loan portfolio at December 31, 2000. Managed loans declined $5 billion from 1999 to $168 billion at December 31, 2000. Managed commercial loans increased $7 billion from year-end 1999, while managed consumer loans declined $12 billion partially as a result of the sale of our credit card portfolio and the run-off of the portfolio associated with our discontinued indirect auto lending and leasing business. The average rate earned on loans increased 65 basis points from 1999 to 8.89 percent in 2000, in line with the rising interest rate environment through much of 2000.

At December 31, 2000, nonperforming assets were $1.6 billion, an increase of $533 million from December 31, 1999. This included $334 million in nonperforming loans in loans held for sale. As a percentage of net assets, foreclosed properties and loans held for sale, nonperforming assets were 1.22 percent and 0.78 percent, respectively.

Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, amounted to $183 million at December 31, 2000, and $144 million at December 31, 1999. Of these past due loans at December 31, 2000, $8 million were commercial loans or commercial real estate loans and $175 million were consumer loans.

Net charge-offs increased $63 million from 1999 to $751 million in 2000. Net charge-offs were 0.59 percent of average net loans in 2000 and 0.53 percent in 1999.

The provision for loan losses increased $1.0 billion from 1999 to $1.7 billion in 2000, including a $328 million incremental provision, $751 million equal to net charge-offs and a $657 million provision recorded in connection with the transfer of loans to loans held for sale to reduce the carrying value of these loans to their respective fair values.

The allowance for loan losses was $1.7 billion at December 31, 2000, and $1.8 billion at December 31, 1999. The allowance as a percentage of net loans was 1.39 percent at December 31, 2000, and 1.32 percent at year-end 1999.

In connection with the strategic repositioning, we decided to sell $7.9 billion of loans and as a result, these loans were transferred to loans held for sale. The transfer included $1.7 billion of on-balance sheet credit card receivables, $4.8 billion of The Money Store subprime mortgage loans, $1.3 billion of commercial loans and $123 million of residential real estate loans.

Core deposits were $122 billion at December 31, 2000, and at December 31, 1999. Our renewed focus on gathering deposits helped to turn around and then stabilize the negative growth trend of the previous two years. Because of this emphasis, period-end deposits remained flat in 2000 from 1999 despite the sale of $2 billion of deposits in connection with the sale of branches. Average core deposits were $118 billion in 2000, down $4 billion from 1999, largely reflecting a higher interest rate environment, which resulted in corporate customers maintaining lower compensating balances. The decline also reflects customer movement into investment options and into non-FDIC insured deposit alternatives. In 2000 and in 1999, average noninterest-bearing deposits were 24 percent and 25 percent, respectively, of average core deposits. The portion of core deposits in higher-rate, other consumer time deposits was 29 percent at December 31, 2000, and 28 percent at December 31, 1999.

Average purchased funds were $66 billion in 2000 and $55 billion in 1999. The increase from 1999 represents funding for the growth in average earning assets early in 2000. Purchased funds at December 31, 2000, were $60 billion and at December 31, 1999, $69 billion, with the decline reflecting the impact of balance sheet reductions associated with the strategic repositioning.

Long-term debt increased $4 billion from December 31, 1999, to $36 billion at December 31, 2000. In 2000 we issued $4 billion of notes with varying rates and maturities. Long-term debt included $2 billion of trust capital securities at December 31, 2000, and at December 31, 1999.

Stockholders' equity was $15 billion at December 31, 2000, and $17 billion at December 31, 1999. Common shares outstanding amounted to 980 million at December 31, 2000, a decrease of 8 million from December 31, 1999. In 2000 we repurchased 15 million shares at a cost of $479 million. In 1999 we repurchased 52 million shares of common stock at a cost of $2.6 billion. We paid $1.9 billion in dividends to common stockholders in 2000 and $1.8 billion in 1999. This represented a dividend payout ratio on operating earnings of 64.75 percent in 2000.

At December 31, 2000, our tier 1 and total capital ratios were 7.02 percent and 11.19 percent, respectively, and 7.08 percent and 10.87 percent, respectively, at December 31, 1999. Our leverage ratio at December 31, 2000, was 5.92 percent and at December 31, 1999, 5.97 percent.

Table 1

SELECTED STATISTICAL DATA

(Dollars in millions, except per share data)		2001		2000	1999	1998	1997
		Years Ended December 31,					
PROFITABILITY (a)							
Diluted earnings per common share	$	2.12		2.97	3.60	3.77	3.01
Diluted earnings per common share - cash earnings	$	2.50		3.30	3.94	4.06	3.26
Return on average common stockholders' equity		11.50	%	17.23	21.60	22.70	20.29
Return on average tangible common stockholders' equity - cash earnings		20.27		26.33	34.67	32.62	28.06
Net interest margin (b)		3.57		3.55	3.79	3.81	4.53
Fee and other income as % of total revenue		44.15		47.49	47.80	46.53	35.38
Overhead efficiency ratio - cash earnings		63.61	%	61.68	55.62	54.20	54.20
Operating leverage - cash earnings (c)	$	(330)		(937)	103	739	404
Effective income tax rate		31.11	%	31.51	33.41	28.61	28.55
CAPITAL ADEQUACY							
Tier 1 capital ratio		7.04	%	7.02	7.08	6.81	8.36
Total capital ratio		11.08		11.19	10.87	10.99	12.95
Leverage		6.19	%	5.92	5.97	5.91	7.03
ASSET QUALITY							
Allowance as % of loans, net		1.83	%	1.39	1.32	1.36	1.40
Allowance as % of nonperforming assets (d)		175		135	165	216	186
Net charge-offs as % of average loans, net		0.70		0.59	0.53	0.48	0.65
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale		1.13	%	1.22	0.78	0.63	0.75
OTHER DATA							
Employees		84,046		70,639	71,659	71,486	65,943
Branches		2,846		2,193	2,318	2,400	2,771
ATMs		4,675		3,772	3,778	3,690	3,701
Registered common stockholders		191,231		157,524	168,989	146,775	120,437
Common shares outstanding *(In millions)*		1,362		980	988	982	961
Common stock price	$	31.36		27.81	32.94	60.81	51.25
Market capitalization	$	42,701		27,253	32,553	59,731	49,250

(a) Based on operating earnings.

(b) Tax-equivalent.

(c) Incremental change on a year-to-year basis in tax-equivalent net interest income and fee and other income, less noninterest expense, excluding goodwill and other intangible amortization.

(d) These ratios do not include nonperforming loans included in loans held for sale.

Table 2

SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

				Years Ended December 31,			
(In millions, except per share data)		*2001*		*2000*	*1999*	*1998*	*1997*
SUMMARIES OF INCOME							
Interest income	$	16,100		17,534	15,151	14,988	14,362
Interest income (a)	$	16,259		17,633	15,269	15,105	14,461
Interest expense		8,325		10,097	7,699	7,711	6,568
Net interest income (a)		7,934		7,536	7,570	7,394	7,893
Provision for loan losses		1,947		1,736	692	691	1,103
Net interest income after provision for loan losses (a)		5,987		5,800	6,878	6,703	6,790
Securities transactions - portfolio		(67)		(1,125)	(63)	357	55
Fee and other income		6,363		7,837	6,996	5,078	4,267
Merger-related and restructuring charges (b)		106		2,190	404	1,212	284
Other noninterest expense		9,725		9,520	8,458	7,844	6,936
Income before income taxes and cumulative effect of a change in accounting principle (a)		2,452		802	4,949	4,082	3,892
Income taxes		674		565	1,608	1,074	1,084
Tax-equivalent adjustment		159		99	118	117	99
Income before cumulative effect of a change in accounting principle		1,619		138	3,223	2,891	2,709
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes		-		(46)	-	-	-
Net income		1,619		92	3,223	2,891	2,709
Dividends on preferred stock		6		-	-	-	-
Net income available to common stockholders	$	1,613		92	3,223	2,891	2,709
PER COMMON SHARE DATA							
Basic							
Income before change in accounting principle	$	1.47		0.12	3.35	2.98	2.84
Net income		1.47		0.07	3.35	2.98	2.84
Diluted							
Income before change in accounting principle		1.45		0.12	3.33	2.95	2.80
Net income		1.45		0.07	3.33	2.95	2.80
Cash dividends	$	0.96		1.92	1.88	1.58	1.22
Average common shares - Basic		1,096		971	959	969	955
Average common shares - Diluted		1,105		974	967	980	967
Average common stockholders' equity	$	20,218		15,541	15,932	15,878	14,327
Book value per common share		20.88		15.66	16.91	17.20	15.82
Common stock price							
High		36.38		38.88	65.06	65.69	52.88
Low		27.81		24.00	32.44	44.69	36.63
Year-end	$	31.36		27.81	32.94	60.81	51.25
To earnings ratio (c)		21.63	X	397.29	9.89	20.61	18.30
To book value		150	%	178	195	353	324
BALANCE SHEET DATA							
Assets	$	330,452		254,170	253,024	237,087	205,609
Long-term debt	$	41,733		35,809	31,975	22,949	13,487

(a) Tax-equivalent.

(b) After-tax merger-related, restructuring and other charges amounted to $737 million in 2001; $2.8 billion in 2000; $263 million in 1999; $805 million in 1998; and $204 million in 1997.

(c) Based on diluted earnings per common share.

Table 3

FEE AND OTHER INCOME - CORPORATE AND INVESTMENT BANK (a)

(In millions)		2001	2000	1999
		Years Ended December 31,		
CORPORATE BANKING				
Lending	$	308	249	208
Leasing		179	182	163
International		244	231	227
Total		731	662	598
Intersegment revenue		(34)	(39)	(39)
Total Corporate Banking		697	623	559
INVESTMENT BANKING				
Agency		355	414	496
Fixed income		450	348	310
Affordable housing		(99)	(111)	(82)
Total		706	651	724
Intersegment revenue		(22)	(10)	(10)
Total Investment Banking		684	641	714
PRINCIPAL INVESTING		(707)	395	592
Total fee and other income - Corporate and Investment Bank	$	674	1,659	1,865

(a) The aggregate amounts of trading account profits included in this table in 2001, 2000 and 1999 were $302 million, $295 million and $281 million, respectively.

Table 4

SELECTED RATIOS

	2001		2000	1999	1998	1997
	Years Ended December 31,					
PERFORMANCE RATIOS (a)						
Assets to stockholders' equity	13.35	X	15.93	14.46	13.99	13.68
Return on assets	0.60	%	0.04	1.40	1.30	1.38
Return on total stockholders' equity	8.00	%	0.59	20.23	18.21	18.91
DIVIDEND PAYOUT RATIOS ON						
Operating earnings						
Common shares	45.28	%	64.65	52.22	41.24	39.18
Preferred and common shares	44.06		64.65	52.22	41.24	39.18
Net income						
Common shares	66.21		2,742.86	56.46	52.72	42.12
Preferred and common shares	64.13	%	2,742.86	56.46	52.72	42.12
OTHER RATIOS						
Operating earnings						
Return on assets	0.87	%	1.18	1.51	1.66	1.49
Return on common stockholders' equity (b)	11.50		17.23	21.60	22.70	20.29
Net income						
Return on common stockholders' equity	7.98	%	0.59	20.23	18.21	18.91

(a) Based on average balances and net income.

(b) The operating earnings return on common stockholders' equity excludes only current year merger-related, restructuring and other charges and common stockholders' equity is not adjusted for prior year charges.

Table 5

SELECTED QUARTERLY DATA

(In millions, except per share data)	2001 Fourth	2001 Third	2001 Second	2001 First	2000 Fourth	2000 Third	2000 Second	2000 First
Interest income	$ 4,311	3,944	3,820	4,025	4,264	4,465	4,492	4,313
Interest expense	1,879	2,014	2,109	2,323	2,532	2,631	2,587	2,347
Net interest income	2,432	1,930	1,711	1,702	1,732	1,834	1,905	1,966
Provision for loan losses	381	1,124	223	219	192	322	1,030	192
Net interest income after provision for loan losses	2,051	806	1,488	1,483	1,540	1,512	875	1,774
Securities transactions - portfolio	(16)	(35)	-	(16)	(72)	(456)	(581)	(16)
Fee and other income	2,076	1,067	1,630	1,590	1,825	2,639	1,515	1,858
Merger-related and restructuring charges	88	85	(69)	2	33	52	2,110	(5)
Other noninterest expense	2,942	2,310	2,266	2,207	2,344	2,396	2,393	2,387
Income (loss) before income taxes (benefits) and cumulative effect of a change in accounting principle	1,081	(557)	921	848	916	1,247	(2,694)	1,234
Income taxes (benefits)	345	(223)	288	264	271	395	(495)	394
Income (loss) before cumulative effect of a change in accounting principle	736	(334)	633	584	645	852	(2,199)	840
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes	-	-	-	-	(46)	-	-	-
Net income (loss)	736	(334)	633	584	599	852	(2,199)	840
Dividends on preferred stock	6	-	-	-	-	-	-	-
Net income (loss) available to common stockholders	$ 730	(334)	633	584	599	852	(2,199)	840
PER COMMON SHARE DATA								
Basic								
Income (loss) before change in accounting principle	$ 0.54	(0.31)	0.65	0.60	0.66	0.87	(2.27)	0.86
Net income (loss)	0.54	(0.31)	0.65	0.60	0.61	0.87	(2.27)	0.86
Diluted								
Income (loss) before change in accounting principle	0.54	(0.31)	0.64	0.59	0.65	0.86	(2.27)	0.85
Net income (loss)	0.54	(0.31)	0.64	0.59	0.60	0.86	(2.27)	0.85
Cash dividends	0.24	0.24	0.24	0.24	0.48	0.48	0.48	0.48
Common stock price								
High	31.90	36.38	34.94	34.09	34.13	32.63	38.88	37.94
Low	27.90	27.95	29.70	27.81	24.00	25.00	25.00	28.44
Period-end	$ 31.36	31.00	34.94	33.00	27.81	32.19	25.00	37.25
SELECTED RATIOS (a)								
Return on assets	0.92 %	(0.50)	1.03	0.97	1.00	1.37	(3.46)	1.36
Return on total stockholders' equity	10.22	(6.52)	15.84	14.95	16.15	23.81	(53.24)	20.38
Stockholders' equity to assets	8.95 %	7.60	6.48	6.46	6.16	5.77	6.50	6.68
SELECTED RATIOS (a) (b)								
Return on assets	0.99 %	0.44	1.05	1.01	1.12	1.12	1.13	1.36
Return on common stockholders' equity	10.77 %	5.77	16.19	15.64	15.36	15.76	17.74	20.31

(a) Based on average balances and net income (loss).

(b) Based on average balances and net income (loss) excluding after-tax net merger-related, restructuring and other charges and the cumulative effect of the change in accounting for beneficial interests.

Table 6

SECURITIES (a)

December 31, 2001

(In millions)	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	Total	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Average Maturity in Years
MARKET VALUE									
U.S. Treasury	$ 862	44	1	92	999	2	8	1,005	2.83
U.S. Government agencies	250	7,070	22,356	929	30,605	308	250	30,547	6.54
Asset-backed	250	11,090	5,070	886	17,296	754	175	16,717	4.10
State, county and municipal	60	274	480	1,606	2,420	142	59	2,337	17.95
Sundry	287	1,258	4,009	1,593	7,147	89	112	7,170	7.36
Total market value	$ 1,709	19,736	31,916	5,106	58,467	1,295	604	57,776	6.31
MARKET VALUE									
Debt securities	$ 1,709	19,736	31,916	3,871	57,232	1,279	590	56,543	
Equity securities	-	-	-	1,235	1,235	16	14	1,233	
Total market value	$ 1,709	19,736	31,916	5,106	58,467	1,295	604	57,776	
AMORTIZED COST									
Debt securities	$ 1,694	19,191	31,680	3,979	56,544				
Equity securities	-	-	-	1,232	1,232				
Total amortized cost	$ 1,694	19,191	31,680	5,211	57,776				
WEIGHTED AVERAGE YIELD									
U.S. Treasury	1.06 %	4.43	8.04	5.21	1.62				
U.S. Government agencies	5.45	6.32	6.37	6.00	6.34				
Asset-backed	7.90	6.65	7.61	6.39	6.93				
State, county and municipal	6.90	7.75	9.78	7.96	8.24				
Sundry	7.52	6.60	7.39	5.52	6.83				
Consolidated	3.97 %	6.54	6.73	6.51	6.57				

December 31, 2000

(In millions)	1 Year or Less	1-5 Years	5-10 Years	After 10 Years	Total	Gross Unrealized Gains	Gross Unrealized Losses	Amortized Cost	Average Maturity in Years
MARKET VALUE									
U.S. Treasury	$ -	1	581	407	989	30	11	970	15.23
U.S. Government agencies	3	4,233	19,222	1	23,459	58	442	23,843	7.18
Asset-backed	23	10,320	5,060	358	15,761	256	201	15,706	4.44
State, county and municipal	21	1	22	1,379	1,423	59	3	1,367	27.84
Sundry	122	537	3,727	1,585	5,971	57	130	6,044	8.83
Total market value	$ 169	15,092	28,612	3,730	47,603	460	787	47,930	7.21
MARKET VALUE									
Debt securities	$ 169	15,092	28,612	2,656	46,529	438	773	46,864	
Equity securities	-	-	-	1,074	1,074	22	14	1,066	
Total market value	$ 169	15,092	28,612	3,730	47,603	460	787	47,930	
AMORTIZED COST									
Debt securities	$ 171	15,034	29,027	2,632	46,864				
Equity securities	-	-	-	1,066	1,066				
Total amortized cost	$ 171	15,034	29,027	3,698	47,930				
WEIGHTED AVERAGE YIELD									
U.S. Treasury	- %	5.14	5.99	5.56	5.81				
U.S. Government agencies	6.13	7.08	6.48	4.63	6.59				
Asset-backed	7.33	9.56	6.82	8.11	8.64				
State, county and municipal	6.90	6.38	6.48	6.75	6.75				
Sundry	6.58	7.72	7.41	6.17	7.10				
Consolidated	6.72 %	8.79	6.65	6.50	7.31				

(a) At December 31, 2001, all securities were classified as available for sale.

Securities with an aggregate amortized cost of $33 billion at December 31, 2001, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

Included primarily in "Sundry" at December 31, 2001, are $4.4 billion of securities denominated in currencies other than the U.S. dollar. At December 31, 2001, these securities had a weighted average maturity of 6.85 years and a weighted average yield of 6.13 percent.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.

Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

At December 31, 2001 and 2000, there were forward commitments to purchase securities at a cost which approximates a market value of $3.3 billion and $2.2 billion, respectively. At December 31, 2001 and 2000, there were commitments to sell securities at a cost which approximates a market value of $1.2 billion and $1.6 billion, respectively.

Gross gains and losses realized on the sale of debt securities in 2001 were $176 million and $160 million, respectively, and gross gains and losses realized on equity securities were $46 million and $129 million, respectively. Gross gains and losses realized on the sale of debt securities in 2000 were $144 million and $1.3 billion, respectively, and gross gains and losses realized on equity securities were $24 million and $28 million, respectively. Gross gains and losses realized on the sale of debt securities in 1999 were $69 million and $131 million, respectively, and gross gains and losses realized on equity securities were $147 million and $14 million, respectively.

Table 7
INVESTMENT SECURITIES

(In millions)		1 Year or Less	1-5 Years	5-10 Years	After 10 Years	Total	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Average Maturity in Years
										December 31, 2000
CARRYING VALUE										
U.S. Treasury	$	14	1	-	-	15	-	-	15	0.35
U.S. Government agencies		35	957	35	-	1,027	12	5	1,034	4.26
CMOs		21	9	-	-	30	-	-	30	0.97
State, county and municipal		29	145	279	93	546	78	-	624	7.08
Sundry		9	14	2	-	25	-	-	25	2.24
Total carrying value	$	108	1,126	316	93	1,643	90	5	1,728	5.07
MARKET VALUE										
Debt securities	$	108	1,143	366	111	1,728				
WEIGHTED AVERAGE YIELD										
U.S. Treasury		6.25 %	4.71	-	-	6.18				
U.S. Government agencies		6.66	7.00	6.28	-	6.97				
CMOs		8.49	6.68	-	-	7.92				
State, county and municipal		8.91	9.72	11.20	10.05	10.49				
Sundry		7.73	6.46	6.56	-	6.91				
Consolidated		7.67 %	7.34	10.62	10.05	8.15				

Investment securities with an aggregate amortized cost of $827 million at December 31, 2000, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

Gross gains realized on repurchase agreement underdeliveries and calls of investment securities were $355,000 and $238,000 in 2000 and 1999, respectively. Gross losses realized on repurchase agreement underdeliveries and calls of investment securities were $422,000 and $67,000 in 2000 and 1999, respectively.

Table 8

LOANS - ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

(In millions)	December 31, 2001	2000	1999	1998	1997
ON-BALANCE SHEET LOAN PORTFOLIO					
COMMERCIAL					
Commercial, financial and agricultural	$ 61,258	54,207	51,683	53,961	46,117
Real estate - construction and other	7,969	3,104	2,435	2,628	3,037
Real estate - mortgage	17,234	9,218	8,768	8,565	13,160
Lease financing	21,958	15,465	12,742	9,730	8,610
Foreign	7,653	5,453	4,991	4,805	3,885
Total commercial	116,072	87,447	80,619	79,689	74,809
CONSUMER					
Real estate - mortgage	22,139	17,708	27,793	21,729	28,998
Installment loans	34,666	22,972	25,795	30,595	26,185
Vehicle leasing	618	2,115	4,483	6,162	5,331
Total consumer	57,423	42,795	58,071	58,486	60,514
Total loans	173,495	130,242	138,690	138,175	135,323
Unearned income	9,694	6,482	5,513	4,026	3,636
Loans, net *(on-balance sheet)*	$ 163,801	123,760	133,177	134,149	131,687
MANAGED PORTFOLIO					
COMMERCIAL					
On-balance sheet loan portfolio	$ 116,072	87,447	80,619	79,689	74,809
Securitized loans - off-balance sheet	5,827	4,877	3,011	916	-
Loans held for sale included in other assets	1,478	953	2,465	-	-
Total commercial	123,377	93,277	86,095	80,605	74,809
CONSUMER					
Real estate - mortgage					
On-balance sheet loan portfolio	22,139	17,708	27,793	21.729	28,998
Securitized loans included in securities	5,344	3,455	-	-	-
Loans held for sale included in other assets	2,420	1,111	1,503	-	-
Total real estate - mortgage	29,903	22,274	29,296	21,729	28,998
Installment loans					
On-balance sheet loan portfolio	34,666	22,972	25,795	30,595	26,185
Securitized loans - off-balance sheet	14,095	11,862	18,146	20,074	7,614
Securitized loans included in securities	9,776	9,292	8,112	429	-
Loans held for sale included in other assets	3,865	6,082	898	-	-
Total installment loans	62,402	50,208	52,951	51,098	33,799
Vehicle leasing - on-balance sheet loan portfolio	618	2,115	4,483	6,162	5,331
Total consumer	92,923	74,597	86,730	78,989	68,128
Total managed portfolio	$ 216,300	167,874	172,825	159,594	142,937
SERVICING PORTFOLIO					
Commercial	$ 42,210	31,028	29,193	19,646	9,774
Consumer	$ 5,551	2,964	38,218	41,943	35,597

Table 9

LOANS HELD FOR SALE

(In millions)		December 31, 2001	2000
Balance, beginning of year	$	8,146	4,866
Former Wachovia balance, September 1, 2001		297	-
Originations		22,478	8,545
Performing loans transferred to loans held for sale, net		1,311	6,008
Nonperforming loans transferred to loans held for sale, net		332	500
Allowance for loan losses related to loans transferred to loans held for sale		(335)	(1,020)
Lower of cost or market value adjustments		(188)	(274)
Performing loans sold		(22,467)	(9,532)
Nonperforming loans sold		(369)	(109)
Other, net (a)		(1,442)	(838)
Balance, end of year (b)	$	7,763	8,146

(a) Other, net represents primarily loan payments.
(b) Nonperforming loans included in loans held for sale at December 31, 2001 and 2000, were $228 million and $334 million, respectively.

Table 10

COMMERCIAL LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES (a)

	December 31, 2001					
(In millions)		Commercial, Financial and Agricultural	Real Estate-Construction and Other	Real Estate-Mortgage	Foreign	Total
FIXED RATE						
1 year or less	$	2,919	41	277	3,625	6,862
1-5 years		3,817	73	1,738	34	5,662
After 5 years		3,667	34	1,374	-	5,075
Total fixed rate		10,403	148	3,389	3,659	17,599
ADJUSTABLE RATE						
1 year or less		26,886	5,489	6,567	3,650	42,592
1-5 years		20,146	2,077	4,707	331	27,261
After 5 years		3,823	255	2,571	13	6,662
Total adjustable rate		50,855	7,821	13,845	3,994	76,515
Total	$	61,258	7,969	17,234	7,653	94,114

(a) Excludes lease financing.

Table 11

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

					Years Ended December 31,
(In millions)	*2001*	*2000*	*1999*	*1998*	*1997*
ALLOWANCE FOR LOAN LOSSES					
Balance, beginning of year	$ 1,722	1,757	1,826	1,847	2,212
Provision for loan losses relating to loans transferred to other assets or sold	284	657	-	-	-
Provision for loan losses	1,663	1,079	692	691	1,103
Former Wachovia balance, September 1, 2001	766	-	-	-	-
Allowance relating to loans acquired, transferred to other assets or sold	(503)	(1,020)	(73)	(74)	(596)
Loan losses, net	(937)	(751)	(688)	(638)	(872)
Balance, end of year	$ 2,995	1,722	1,757	1,826	1,847
as % of loans, net	1.83 %	1.39	1.32	1.36	1.40
as % of nonaccrual and restructured loans (a)	195 %	146	181	246	211
as % of nonperforming assets (a)	175 %	135	165	216	186
LOAN LOSSES					
Commercial, financial and agricultural	$ 768	531	355	281	172
Real estate - commercial construction and mortgage	10	13	24	15	49
Real estate - residential mortgage	4	13	20	27	54
Installment loans and vehicle leasing	297	310	429	476	799
Total loan losses	1,079	867	828	799	1,074
LOAN RECOVERIES					
Commercial, financial and agricultural	75	53	63	65	74
Real estate - commercial construction and mortgage	8	3	9	11	23
Real estate - residential mortgage	1	2	3	1	9
Installment loans and vehicle leasing	58	58	65	84	96
Total loan recoveries	142	116	140	161	202
Loan losses, net	$ 937	751	688	638	872
Commercial loan net charge-offs as % of average commercial loans, net	0.82 %	0.65	0.42	0.31	0.18
Consumer loan net charge-offs as % of average consumer loans, net	0.49	0.51	0.67	0.69	1.12
Total net charge-offs as % of average loans, net	0.70 %	0.59	0.53	0.48	0.65
NONPERFORMING ASSETS					
Nonaccrual loans					
Commercial, financial and agricultural	$ 1,294	884	551	362	384
Real estate - commercial construction and mortgage	87	55	55	67	135
Real estate - residential mortgage	60	63	150	184	233
Installment loans and vehicle leasing	93	174	212	128	124
Total nonaccrual loans	1,534	1,176	968	741	876
Foreclosed properties (b)	179	103	98	103	115
Total nonperforming assets	$ 1,713	1,279	1,066	844	991
Nonperforming loans included in loans held for sale (c)	$ 228	334	14	-	-
Nonperforming assets included in loans and in loans held for sale	$ 1,941	1,613	1,080	844	991
as % of loans, net, and foreclosed properties (a)	1.04 %	1.03	0.80	0.63	0.75
as % of loans, net, foreclosed properties and loans in other assets as held for sale (c)	1.13 %	1.22	0.78	0.63	0.75
Accruing loans past due 90 days	$ 288	183	144	346	326

(a) These ratios do not include nonperforming loans included in loans held for sale.

(b) Restructured loans are not significant.

(c) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amount shown and included in the ratios is net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
	2001		2000		1999		1998		1997	
(In millions)	Amt.	Loans % of Total Loans	Amt.	Loans % of Total Loans	Amt.	Loans % of Total Loans	Amt.	Loans % of Total Loans	Amt.	Loans % of Total Loans
Commercial, financial and agricultural	$ 1,114	35 %	$ 763	42 %	$ 754	37 %	$ 724	39 %	$ 480	35 %
Real estate -										
Construction and other	59	5	33	2	20	2	34	2	44	2
Mortgage	122	23	83	21	83	26	103	22	149	31
Installment loans and vehicle leasing	255	20	168	19	358	22	352	27	452	23
Lease financing	45	13	42	12	15	9	5	7	46	6
Foreign	64	4	37	4	19	4	12	3	49	3
Unallocated	1,336	-	596	-	508	-	596	-	627	-
Total	$ 2,995	100 %	$ 1,722	100 %	$ 1,757	100 %	$ 1,826	100 %	$ 1,847	100 %

Table 13

NONACCRUAL LOAN ACTIVITY (a)

	Years Ended December 31,	
(In millions)	2001	2000
Balance, beginning of year	$ 1,176	968
Commercial nonaccrual loan activity		
Commercial nonaccrual loans, beginning of year	939	606
Former Wachovia balance, September 1, 2001	209	-
New nonaccrual loans and advances	1,719	1,434
Charge-offs	(778)	(544)
Transfers to loans held for sale	(20)	(258)
Transfers to other real estate owned	(45)	-
Sales	(150)	(15)
Other, principally payments	(493)	(284)
Net commercial nonaccrual loan activity	233	333
Commercial nonaccrual loans, end of year	1,381	939
Consumer nonaccrual loan activity		
Consumer nonaccrual loans, beginning of year	237	362
Former Wachovia balance, September 1, 2001	33	-
Transfers to loans held for sale	(288)	(243)
Sales and securitizations	(91)	-
Other, net	262	118
Net consumer nonaccrual loan activity	(117)	(125)
Consumer nonaccrual loans, end of year	153	237
Balance, end of year	$ 1,534	1,176

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14

GOODWILL AND OTHER INTANGIBLE ASSETS

					December 31,
(In millions)	*2001*	*2000*	*1999*	*1998*	*1997*
Goodwill subject to amortization through December 31, 2001	$ 3,366	3,481	5,091	4,376	2,465
New goodwill not subject to amortization	7,250	-	-	-	-
Deposit base	1,822	174	257	360	473
Customer relationships	244	9	4	6	10
Tradename not subject to amortization	90	-	-	-	-
Network intangible	-	-	274	294	-
Total goodwill and other intangible assets	$ 12,772	3,664	5,626	5,036	2,948

Table 15

DEPOSITS

					December 31,
(In millions)	*2001*	*2000*	*1999*	*1998*	*1997*
CORE DEPOSITS					
Noninterest-bearing	$ 43,464	30,315	31,375	35,614	31,005
Savings and NOW accounts	47,175	36,215	37,748	38,649	37,281
Money market accounts	40,210	20,630	19,405	20,822	21,240
Other consumer time	39,649	35,223	33,812	35,809	37,324
Total core deposits	170,498	122,383	122,340	130,894	126,850
OTHER DEPOSITS					
Foreign	9,116	7,795	6,729	5,427	3,928
Other time	7,839	12,490	11,978	6,146	6,299
Total deposits	$ 187,453	142,668	141,047	142,467	137,077

Table 16

TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	*December 31, 2001*
MATURITY OF	
3 months or less	$ 5,720
Over 3 months through 6 months	2,681
Over 6 months through 12 months	3,540
Over 12 months	3,233
Total	$ 15,174

Table 17

CAPITAL RATIOS

					December 31,
(In millions)	*2001*	*2000*	*1999*	*1998*	*1997*
CONSOLIDATED CAPITAL RATIOS (a)					
Qualifying capital					
Tier 1 capital	$ 18,999	13,952	14,204	13,327	13,846
Total capital	29,878	22,253	21,810	21,518	21,459
Adjusted risk-weighted assets	269,726	198,849	200,704	195,757	165,676
Adjusted leverage ratio assets	$ 306,745	235,749	238,082	225,534	196,962
Ratios					
Tier 1 capital	7.04 %	7.02	7.08	6.81	8.36
Total capital	11.08	11.19	10.87	10.99	12.95
Leverage	6.19	5.92	5.97	5.91	7.03
STOCKHOLDERS' EQUITY TO ASSETS					
Year-end	8.61	6.04	6.60	7.13	7.36
Average	7.49 %	6.28	6.92	7.15	7.31
BANK CAPITAL RATIOS					
Tier 1 capital					
First Union National Bank	7.55 %	6.92	7.26	7.48	6.97
Wachovia Bank, N.A.	7.84	-	-	-	-
First Union National Bank of Delaware	12.51	12.20	10.83	11.44	11.83
First National Bank of Atlanta	13.24	-	-	-	-
Total capital					
First Union National Bank	11.68	10.73	10.22	10.38	10.20
Wachovia Bank, N.A.	12.14	-	-	-	-
First Union National Bank of Delaware	13.98	13.97	11.89	12.82	13.09
First National Bank of Atlanta	13.27	-	-	-	-
Leverage					
First Union National Bank	6.29	6.04	6.48	6.69	6.02
Wachovia Bank, N.A.	8.56	-	-	-	-
First Union National Bank of Delaware	7.92	7.76	7.08	6.96	6.24
First National Bank of Atlanta	9.28 %	-	-	-	-

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 18

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

(In millions)	Notional Amount	Gross Unrealized Gains	Gross Unrealized Losses (f)	Equity (g)	In-effective-ness (h)	Average Maturity in Years (i)
	December 31, 2001					
ASSET HEDGES						
Cash flow hedges (b)						
Interest rate swaps	$ 32,503	799	(465)	211	(6)	6.84
Interest rate options	1,000	8	-	5	-	3.42
Forward purchase commitments	757	-	(4)	(3)	-	0.15
Futures	10,025	1	(1)	-	-	0.25
Fair value hedges (c)						
Interest rate swaps	6	-	(1)	-	-	13.34
Forward sale commitments	791	6	-	-	(1)	0.07
Futures	117	-	(7)	-	-	0.25
Total asset hedges	$ 45,199	814	(478)	213	(7)	5.06
LIABILITY HEDGES						
Cash flow hedges (d)						
Interest rate swaps	$ 16,411	192	(738)	(340)	2	8.65
Interest rate options	11,100	37	(6)	19	-	3.51
Futures	32,810	2	(246)	(151)	-	0.25
Put options on Eurodollar futures	5,300	-	(4)	(2)	-	0.21
Fair value hedges (e)						
Interest rate swaps	18,208	703	(75)	-	-	5.41
Interest rate options	300	3	-	-	-	1.45
Total liability hedges	$ 84,129	937	(1,069)	(474)	2	3.44

OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS

(In millions)	Notional Amount	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Average Maturity in Years (i)
	December 31, 2000					
ASSET RATE CONVERSIONS						
Interest rate swaps	$ 34,377	345	968	99	1,214	6.58
Futures	142	-	-	6	(6)	0.25
Total asset rate conversions	$ 34,519	345	968	105	1,208	6.55
LIABILITY RATE CONVERSIONS						
Interest rate swaps	$ 20,995	(177)	378	273	(72)	6.07
Options	300	-	-	-	-	2.45
Futures	119,737	-	-	375	(375)	0.25
Total liability rate conversions	$ 141,032	(177)	378	648	(447)	1.12

(a) Includes only derivative financial instruments related to interest rate risk management activities. All of the Company's other derivative financial instruments are classified as trading. On January 1, 2001, the Company adopted SFAS 133 on a prospective basis. See *Note 1* to *Notes to Consolidated Financial Statements* for further information.
(b) Receive-fixed interest rate swaps with a notional amount of $30.8 billion, of which $4.0 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.7 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of securities and have a loss, net of income taxes, of $67 million in accumulated other comprehensive income. An interest rate collar that qualifies as a net purchased option with a notional amount of $1.0 billion is designated as a cash flow hedge of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans, when one-month LIBOR is below the purchased floor or above the sold cap. Forward purchase commitments of $757 million are designated as a cash flow hedge of the variability of the consideration to be paid in the forecasted purchase of available for sale securities that will occur upon gross settlement of the commitment in 2002. Eurodollar futures with a notional amount of $10.0 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed loans.
(c) Forward sale commitments of $791 million are designated as fair value hedges of mortgage loans in the warehouse.
(d) Derivatives with a notional amount of $57.8 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $32.8 billion are Eurodollar futures, $5.3 billion are purchased put options on Eurodollar futures, $12.8 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $5.0 billion are forward-starting, and $6.9 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Derivatives with a notional amount of $7.8 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed long-term debt. Of this amount, $3.6 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $3.3 billion are forward-starting, and $4.2 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR.
(e) Receive-fixed interest rate swaps with a notional amount of $18.2 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily CDs, long-term debt and bank notes.
(f) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.
(g) At December 31, 2001, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders' equity, was $22 million, net of income taxes. Of this net of tax amount, a $261 million loss represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $283 million gain relates to terminated and/or redesignated derivatives. As of December 31, 2001, $289 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 24.97 years.
(h) In 2001, losses in the amount of $5 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income in 2001, was reduced by $119 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
(i) Estimated maturity approximates average life.

Table 19

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS - EXPECTED MATURITIES

(In millions)		1 Year or Less		1 -2 Years	2 -5 Years	5 -10 Years	After 10 Years	Total
								December 31, 2001
CASH FLOW ASSET HEDGES								
Notional amount - swaps	$	5,283		1,644	2,282	16,648	6,646	32,503
Notional amount - other		2,782		8,000	1,000	-	-	11,782
Weighted average receive rate (a)		7.14	%	6.44	6.43	5.30	5.92	5.92
Weighted average pay rate (a)		1.80	%	2.14	2.52	2.21	1.98	2.11
Unrealized gain (loss)	$	149		69	88	(85)	116	337
FAIR VALUE ASSET HEDGES								
Notional amount - swaps	$	-		-	-	-	6	6
Notional amount - other		791		30	77	10	-	908
Weighted average receive rate (a)		-	%	-	-	-	2.43	2.43
Weighted average pay rate (a)		-	%	-	-	-	7.36	7.36
Unrealized gain (loss)	$	6		(2)	(4)	-	(1)	(1)
CASH FLOW LIABILITY HEDGES								
Notional amount - swaps	$	950		644	2,518	7,979	4,320	16,411
Notional amount - other		39,810		-	7,700	1,700	-	49,210
Weighted average receive rate (a)		2.07	%	1.96	2.07	1.97	1.95	2.01
Weighted average pay rate (a)		5.29	%	4.61	4.62	6.64	6.22	5.57
Unrealized gain (loss)	$	(258)		(17)	(56)	(178)	(254)	(763)
FAIR VALUE LIABILITY HEDGES								
Notional amount - swaps	$	725		825	10,485	5,400	773	18,208
Notional amount - other		-		300	-	-	-	300
Weighted average receive rate (a)		7.37	%	6.50	6.22	6.83	6.64	6.48
Weighted average pay rate (a)		2.00	%	2.32	2.29	2.38	2.05	2.30
Unrealized gain (loss)	$	21		23	339	218	30	631

OFF-BALANCE SHEET DERIVATIVES - EXPECTED MATURITIES

(In millions)		1 Year or Less		1 -2 Years	2 -5 Years	5 -10 Years	After 10 Years	Total
								December 31, 2000
ASSET RATE CONVERSIONS								
Notional amount - swaps	$	2,577		8,658	2,516	10,758	9,868	34,377
Notional amount - other		-		-	127	15	-	142
Weighted average receive rate		6.56	%	6.68	6.60	6.96	7.20	6.89
Weighted average pay rate		6.67	%	7.03	6.62	6.58	6.64	6.72
Estimated fair value	$	42		103	54	361	648	1,208
LIABILITY RATE CONVERSIONS								
Notional amount - swaps	$	2,102		1,371	6,994	6,898	3,630	20,995
Notional amount - other		95,752		23,985	300	-	-	120,037
Weighted average receive rate		6.86	%	6.88	6.93	7.08	6.66	6.93
Weighted average pay rate		7.14	%	7.01	6.98	6.90	7.18	7.01
Estimated fair value	$	(327)		(44)	158	(168)	(66)	(447)

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All of the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at December 31, 2001.

Table 20

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

(In millions)		Asset Hedges	Liability Hedges	Rate Sensitivity Hedges	Total
Balance, December 31, 1999	$	57,551	74,158	58,571	190,280
Additions		19,131	179,595	64,940	263,666
Maturities and amortizations		(33,599)	(54,544)	(109,356)	(197,499)
Terminations		(23,240)	(31,114)	(12,406)	(66,760)
Redesignations and transfers to trading account assets		14,676	(27,063)	(1,749)	(14,136)
Balance, December 31, 2000		34,519	141,032	-	175,551
Additions		48,687	84,143	-	132,830
Maturities and amortizations		(6,953)	(78,503)	-	(85,456)
Terminations		(2,804)	(180)	-	(2,984)
Redesignations and transfers to trading account assets		(28,250)	(62,363)	-	(90,613)
Balance, December 31, 2001	$	45,199	84,129	-	129,328

Table 21

INTEREST DIFFERENTIAL

		2001 Compared to 2000			2000 Compared to 1999		
		Interest Income/ Expense	Variance Attributable to (b)		Interest Income/ Expense	Variance Attributable to (b)	
(In millions)		Variance	Rate	Volume	Variance	Rate	Volume
EARNING ASSETS							
Interest-bearing bank balances	$	38	(18)	56	15	3	12
Federal funds sold and securities purchased under resale agreements		(47)	(129)	82	(12)	79	(91)
Trading account assets (a)		(46)	(176)	130	219	62	157
Securities (a)		(327)	(201)	(126)	811	254	557
Loans (a)		(705)	(1,290)	585	593	842	(249)
Other earning assets		(287)	(250)	(37)	738	183	555
Total earning assets	$	(1,374)	(2,064)	690	2,364	1,423	941
INTEREST-BEARING LIABILITIES							
Deposits		(525)	(890)	365	1,215	865	350
Short-term borrowings		(800)	(654)	(146)	517	404	113
Long-term debt		(447)	(691)	244	666	324	342
Total interest-bearing liabilities	$	(1,772)	(2,235)	463	2,398	1,593	805
Net interest income	$	398	171	227	(34)	(170)	136

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(b) Changes attributable to rate/volume are allocated to both rate and volume on an equal basis.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

	YEAR ENDED 2001			YEAR ENDED 2000		
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS						
Interest-bearing bank balances	$ 2,359	92	3.92 %	$ 1,095	54	4.93 %
Federal funds sold and securities purchased under resale agreements	9,458	400	4.23	7,800	447	5.73
Trading account assets (a) (c)	14,106	782	5.54	12,011	828	6.90
Securities (a) (c)	51,681	3,626	7.02	51,751	3,816	7.37
Investment securities (a) (c)						
U.S. Government and other	-	-	-	1,095	76	6.93
State, county and municipal	-	-	-	582	61	10.58
Total investment securities	-	-	-	1,677	137	8.20
Loans (a) (b) (c)						
Commercial						
Commercial, financial and agricultural	56,094	4,572	8.15	53,518	4,908	9.17
Real estate - construction and other	4,726	281	5.95	2,639	224	8.49
Real estate - mortgage	11,466	776	6.77	9,176	779	8.49
Lease financing	6,548	685	10.46	5,194	611	11.75
Foreign	6,109	339	5.55	4,856	342	7.04
Total commercial	84,943	6,653	7.83	75,383	6,864	9.11
Consumer						
Real estate - mortgage	19,741	1,416	7.17	23,804	1,762	7.40
Installment loans and vehicle leasing	29,164	2,513	8.61	27,701	2,661	9.60
Total consumer	48,905	3,929	8.03	51,505	4,423	8.59
Total loans	133,848	10,582	7.91	126,888	11,287	8.89
Other earning assets	10,683	777	7.28	11,125	1,064	9.56
Total earning assets	222,135	16,259	7.32	212,347	17,633	8.30
Cash and due from banks	8,378			7,751		
Other assets	39,384			27,394		
Total assets	$ 269,897			$ 247,492		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing deposits						
Savings and NOW accounts	41,979	1,012	2.41	38,518	1,169	3.03
Money market accounts	24,526	983	4.01	15,793	682	4.32
Other consumer time	36,055	1,941	5.38	35,536	1,966	5.53
Foreign	7,318	294	4.01	8,780	514	5.85
Other time	10,851	514	4.73	13,648	938	6.87
Total interest-bearing deposits	120,729	4,744	3.93	112,275	5,269	4.69
Federal funds purchased and securities sold under repurchase agreements	28,055	1,364	4.86	30,997	1,893	6.11
Commercial paper	2,912	112	3.84	2,882	173	6.00
Other short-term borrowings	9,719	260	2.68	9,697	470	4.85
Long-term debt	38,538	1,845	4.79	34,279	2,292	6.69
Total interest-bearing liabilities	199,953	8,325	4.16	190,130	10,097	5.31
Noninterest-bearing deposits	30,372			28,491		
Other liabilities	19,351			13,330		
Stockholders' equity	20,221			15,541		
Total liabilities and stockholders' equity	$ 269,897			$ 247,492		
Interest income and rate earned		$ 16,259	7.32 %		$ 17,633	8.30 %
Interest expense and equivalent rate paid		8,325	3.75		10,097	4.75
Net interest income and margin (d)		$ 7,934	3.57 %		$ 7,536	3.55 %

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes. (b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

YEAR ENDED 1999			YEAR ENDED 1998			YEAR ENDED 1997		
Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
$ 835	39	4.58 %	$ 2,331	134	5.76 %	$ 3,184	182	5.68 %
9,526	459	4.82	12,381	626	5.06	7,219	399	5.51
9,638	609	6.32	8,598	555	6.46	5,174	341	6.59
43,767	2,989	6.83	35,177	2,322	6.60	20,844	1,423	6.83
1,163	78	6.73	1,727	121	6.99	2,478	179	7.22
700	75	10.62	867	88	10.12	1,085	105	9.67
1,863	153	8.19	2,594	209	8.04	3,563	284	7.97
52,710	4,197	7.96	50,080	3,926	7.84	43,118	3,464	8.03
2,648	202	7.63	2,912	245	8.42	3,295	293	8.89
8,468	663	7.82	9,663	821	8.50	13,619	1,180	8.67
4,967	629	12.65	4,454	502	11.28	4,199	423	10.09
4,500	273	6.08	4,297	287	6.68	3,349	215	6.43
73,293	5,964	8.14	71,406	5,781	8.10	67,580	5,575	8.25
23,435	1,661	7.09	26,114	1,968	7.54	31,241	2,426	7.77
33,063	3,069	9.28	34,540	3,423	9.91	35,696	3,831	10.73
56,498	4,730	8.37	60,654	5,391	8.89	66,937	6,257	9.35
129,791	10,694	8.24	132,060	11,172	8.46	134,517	11,832	8.80
4,516	326	7.23	1,175	87	7.41	-	-	-
199,936	15,269	7.64	194,316	15,105	7.77	174,501	14,461	8.29
9,178			9,132			8,695		
21,205			18,765			12,784		
$ 230,319			$ 222,213			$ 195,980		
37,448	1,035	2.77	34,917	937	2.68	33,104	898	2.71
20,031	631	3.15	22,742	755	3.32	24,033	694	2.89
33,557	1,675	4.99	37,291	1,987	5.33	39,752	2,067	5.20
5,553	259	4.66	4,429	238	5.38	3,092	164	5.29
7,528	454	6.03	6,342	399	6.29	5,377	325	6.05
104,117	4,054	3.89	105,721	4,316	4.08	105,358	4,148	3.94
30,046	1,452	4.83	33,121	1,676	5.06	22,759	1,147	5.04
2,224	107	4.81	1,954	102	5.23	1,948	112	5.76
9,188	460	5.01	11,109	595	5.36	5,680	338	5.96
28,738	1,626	5.66	16,268	1,022	6.28	12,596	823	6.53
174,313	7,699	4.42	168,173	7,711	4.59	148,341	6,568	4.43
30,995			30,609			27,489		
9,079			7,553			5,823		
15,932			15,878			14,327		
$ 230,319			$ 222,213			$ 195,980		
	$ 15,269	7.64 %		$ 15,105	7.77 %		$ 14,461	8.29 %
	7,699	3.85		7,711	3.96		6,568	3.76
	$ 7,570	3.79 %		$ 7,394	3.81 %		$ 7,893	4.53 %

(c) Tax-equivalent adjustments included in trading account assets, securities, investment securities, commercial, financial and agricultural loans, and lease financing are *(in millions)* : $22, $92, $0, $34 and $11, respectively, in 2001; $8, $32, $18, $28 and $13, respectively, in 2000; and $9, $20, $24, $50 and $15, respectively, in 1999. (d) The net interest margin includes *(in basis points)* : 18, 23 and 21 for the years ended 2001, 2000 and 1999, respectively, in net interest income from hedge-related derivative transactions.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(In millions, except per share data)	Year Ended December 31, 2001 Operating Earnings	Year Ended December 31, 2001 Merger-Related, Restructuring and Other Charges/ Gains	Year Ended December 31, 2001 As Reported	Year Ended December 31, 2000 Operating Earnings	Year Ended December 31, 2000 Merger-Related, Restructuring and Other Charges/ Gains	Year Ended December 31, 2000 As Reported
Net interest income	$ 7,775	-	7,775	7,437	-	7,437
Provision for loan losses	1,067	880	1,947	754	982	1,736
Net interest income after provision for loan losses	6,708	(880)	5,828	6,683	(982)	5,701
Fee and other income						
Service charges and fees	2,167	-	2,167	1,966	(46)	1,920
Advisory, underwriting and other investment banking fees	836	-	836	726	(8)	718
Other income						
Security transactions - portfolio	(67)	-	(67)	(6)	(1,119)	(1,125)
Asset sales and securitization	303	(21)	282	263	2	265
Gain on sale of credit card portfolio	-	-	-	-	937	937
Gain on sale of mortgage servicing portfolio	-	-	-	-	71	71
Gain on sale of branches	-	73	73	-	357	357
Other	3,032	(27)	3,005	3,866	(297)	3,569
Total fee and other income	6,271	25	6,296	6,815	(103)	6,712
Noninterest expense						
Merger-related and restructuring charges	-	106	106	-	2,190	2,190
Other noninterest expense	9,559	166	9,725	9,213	307	9,520
Total noninterest expense	9,559	272	9,831	9,213	2,497	11,710
Income before income taxes (benefits) and cumulative effect of a change in accounting principle	3,420	(1,127)	2,293	4,285	(3,582)	703
Income taxes (benefits)	1,064	(390)	674	1,350	(785)	565
Income before cumulative effect of a change in accounting principle	2,356	(737)	1,619	2,935	(2,797)	138
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes	-	-	-	(46)	-	(46)
Net income	2,356	(737)	1,619	2,889	(2,797)	92
Dividends on preferred stock	6	-	6	-	-	-
Net income available to common stockholders	$ 2,350	(737)	1,613	2,889	(2,797)	92
Diluted earnings per common share						
Income before a change in accounting principle	$ 2.12	(0.67)	1.45	2.97	(2.85)	0.12
Net income	$ 2.12	(0.67)	1.45	2.92	(2.85)	0.07

WACHOVIA CORPORATION AND SUBSIDIARIES

MERGER-RELATED, RESTRUCTURING AND OTHER CHARGES/GAINS

		Years Ended December 31,	
(In millions)		2001	2000
MERGER-RELATED AND RESTRUCTURING CHARGES			
Merger-related charges			
Personnel and employee termination benefits	$	21	-
Other		75	-
Total merger-related charges		96	-
Restructuring charges			
Personnel and employee termination benefits		69	-
Other		13	-
Total restructuring charges		82	-
Total First Union/Wachovia merger-related and restructuring charges		178	-
Strategic repositioning restructuring charges (reversals), net		(83)	2,129
March 1999 restructuring charge (reversals), net		(14)	(16)
Other restructuring charges (reversals), net		-	(1)
Merger-related charges from previously announced mergers		25	78
Total		106	2,190
OTHER CHARGES/GAINS			
Provision for loan losses		880	982
Service charges and fees		-	46
Advisory, underwriting and other investment banking fees		-	8
Other income		(25)	49
Other noninterest expense		166	307
Total other charges/gains		1,021	1,392
Total merger-related, restructuring and other charges/gains		(1,127)	(3,582)
Income tax benefits		(390)	(785)
After-tax merger-related, restructuring and other charges/gains	$	(737)	(2,797)

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATING EARNINGS (a)

		Years Ended December 31,	
(In millions, except per share data)	**2001**	2000	1999
INTEREST INCOME			
Interest and fees on loans	$ **10,537**	11,246	10,629
Interest and dividends on securities	**3,534**	3,903	3,098
Trading account interest	**760**	820	600
Other interest income	**1,269**	1,565	824
Total interest income	**16,100**	17,534	15,151
INTEREST EXPENSE			
Interest on deposits	**4,744**	5,269	4,054
Interest on short-term borrowings	**1,736**	2,536	2,019
Interest on long-term debt	**1,845**	2,292	1,626
Total interest expense	**8,325**	10,097	7,699
Net interest income	**7,775**	7,437	7,452
Provision for loan losses	**1,067**	754	692
Net interest income after provision for loan losses	**6,708**	6,683	6,760
FEE AND OTHER INCOME			
Service charges and fees	**2,167**	1,966	1,987
Commissions	**1,568**	1,591	1,014
Fiduciary and asset management fees	**1,643**	1.511	1,238
Advisory, underwriting and other investment banking fees	**836**	726	702
Principal investing	**(707)**	395	592
Other income	**764**	626	1,400
Total fee and other income	**6,271**	6,815	6,933
NONINTEREST EXPENSE			
Salaries and employee benefits	**5,729**	5,449	4,716
Occupancy	**704**	619	546
Equipment	**864**	858	793
Advertising	**56**	91	234
Communications and supplies	**480**	487	481
Professional and consulting fees	**334**	337	287
Goodwill and other intangible amortization	**523**	361	391
Sundry expense	**869**	1,011	1,010
Total noninterest expense	**9,559**	9,213	8,458
Income before income taxes	**3,420**	4,285	5,235
Income taxes	**1,064**	1,350	1,749
Net operating earnings	$ **2,356**	2,935	3,486
Diluted earnings per common share	$ **2.12**	2.97	3.60

(a) Operating earnings exclude merger-related, restructuring and other charges and gains and cumulative effect of a change in accounting principle.

WACHOVIA CORPORATION AND SUBSIDIARIES
MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management of Wachovia Corporation and its subsidiaries (the "Company") is committed to the highest standards of quality customer service and the enhancement of stockholder value. Management expects the Company's employees to respect its customers and to assign the highest priority to customer needs.

Management of the Company is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, as necessary, best estimates and judgments by management. Other financial information contained in this annual report is presented on a basis consistent with the consolidated financial statements unless otherwise indicated.

To ensure the integrity, objectivity and fairness of the information in these consolidated financial statements, management of the Company has established and maintains internal controls supplemented by a program of internal audits. The internal controls are designed to provide reasonable assurance that assets are safeguarded and transactions are executed, recorded and reported in accordance with management's intentions and authorizations and to comply with applicable laws and regulations. The internal control system includes an organizational structure that provides appropriate delegation of authority and segregation of duties, established policies and procedures, and comprehensive internal audit and loan review programs. To enhance the reliability of internal controls, management recruits and trains highly qualified personnel, and maintains sound risk management practices.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. The Internal Audit Division of the Company reviews, evaluates, monitors and makes recommendations on policies and procedures, which serves as an integral, but independent, component of internal control.

The consolidated financial statements have been audited by KPMG LLP, independent auditors, in accordance with auditing standards generally accepted in the United States of America. In performing its audit, KPMG LLP considers the Company's internal control structure to the extent it deems necessary in order to issue its opinion on the consolidated financial statements. KPMG LLP reviews the results of its audit with both management and the Audit & Compliance Committee.

The Company's financial reporting and internal controls are under the general oversight of the Board of Directors, acting through the Audit & Compliance Committee. The Audit & Compliance Committee is composed entirely of independent directors. KPMG LLP and internal auditors have direct and unrestricted access to the Audit & Compliance Committee at all times. The Audit & Compliance Committee meets periodically with management, internal auditors and KPMG LLP to determine that each is fulfilling its responsibilities and to support actions to identify, measure and control risks and augment internal controls.

G. Kennedy Thompson
President and Chief Executive Officer

Robert P. Kelly
Senior Executive Vice President and
Chief Financial Officer

January 23, 2002

WACHOVIA CORPORATION AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Wachovia Corporation

We have audited the consolidated balance sheets of Wachovia Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wachovia Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 1* to the consolidated financial statements, effective July 1, 2001, Wachovia Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

KPMG LLP
Charlotte, North Carolina

January 23, 2002

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)		December 31, 2001	2000
ASSETS			
Cash and due from banks	$	13,917	9,906
Interest-bearing bank balances		6,875	3,239
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $7,207 at December 31, 2001, $2,287 repledged)		13,919	11,240
Total cash and cash equivalents		34,711	24,385
Trading account assets		25,386	21,630
Securities (amortized cost $57,776 in 2001; $47,930 in 2000)		58,467	47,603
Investment securities (market value $1,728 in 2000)		-	1,643
Loans, net of unearned income ($9,694 in 2001; $6,482 in 2000)		163,801	123,760
Allowance for loan losses		(2,995)	(1,722)
Loans, net		160,806	122,038
Premises and equipment		5,719	5,024
Due from customers on acceptances		745	874
Goodwill and other intangible assets		12,772	3,664
Other assets		31,846	27,309
Total assets	$	330,452	254,170
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits			
Noninterest-bearing deposits		43,464	30,315
Interest-bearing deposits		143,989	112,353
Total deposits		187,453	142,668
Short-term borrowings		44,385	39,446
Bank acceptances outstanding		762	880
Trading account liabilities		11,437	7,475
Other liabilities		16,227	12,545
Long-term debt		41,733	35,809
Total liabilities		301,997	238,823
STOCKHOLDERS' EQUITY			
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued		-	-
Dividend Equalization Preferred shares, no par value, 96 million shares issued and outstanding in 2001		17	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.362 billion shares in 2001; 980 million shares in 2000		4,539	3,267
Paid-in capital		17,911	6,272
Retained earnings		5,551	6,021
Accumulated other comprehensive income, net		437	(213)
Total stockholders' equity		28,455	15,347
Total liabilities and stockholders' equity	$	330,452	254,170

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
(In millions, except per share data)	**2001**	*2000*	*1999*
INTEREST INCOME			
Interest and fees on loans	$ 10,537	11,246	10,629
Interest and dividends on securities	3,534	3,903	3,098
Trading account interest	760	820	600
Other interest income	1,269	1,565	824
Total interest income	16,100	17,534	15,151
INTEREST EXPENSE			
Interest on deposits	4,744	5,269	4,054
Interest on short-term borrowings	1,736	2,536	2,019
Interest on long-term debt	1,845	2,292	1,626
Total interest expense	8,325	10,097	7,699
Net interest income	7,775	7,437	7,452
Provision for loan losses	1,947	1,736	692
Net interest income after provision for loan losses	5,828	5,701	6,760
FEE AND OTHER INCOME			
Service charges and fees	2,167	1,920	1,987
Commissions	1,568	1,591	1,014
Fiduciary and asset management fees	1,643	1,511	1,238
Advisory, underwriting and other investment banking fees	836	718	702
Principal investing	(707)	395	592
Other income	789	577	1,400
Total fee and other income	6,296	6,712	6,933
NONINTEREST EXPENSE			
Salaries and employee benefits	5,810	5,659	4,716
Occupancy	730	622	546
Equipment	879	870	793
Advertising	66	114	234
Communications and supplies	480	503	481
Professional and consulting fees	359	348	287
Goodwill and other intangible amortization	523	361	391
Merger-related and restructuring charges	106	2,190	404
Sundry expense	878	1,043	1,010
Total noninterest expense	9,831	11,710	8,862
Income before income taxes and cumulative effect of a change in accounting principle	2,293	703	4,831
Income taxes	674	565	1,608
Income before cumulative effect of a change in accounting principle	1,619	138	3,223
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes	-	(46)	-
Net income	1,619	92	3,223
Dividends on preferred stock	6	-	-
Net income available to common stockholders	$ 1,613	92	3,223
PER COMMON SHARE DATA			
Basic			
Income before change in accounting principle	$ 1.47	0.12	3.35
Net income	1.47	0.07	3.35
Diluted			
Income before change in accounting principle	1.45	0.12	3.33
Net income	1.45	0.07	3.33
Cash dividends	$ 0.96	1.92	1.88
AVERAGE SHARES			
Basic	1,096	971	959
Diluted	1,105	974	967

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Shares		Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	
(In millions)	*Shares*	*Amount*	*Shares*	*Amount*	*Capital*	*Earnings*	*Income, Net*	*Total*
Balance, December 31, 1998	-	$ -	982	$ 3,274	4,029	9,187	407	16,897
Comprehensive income								
Net income	-	-	-	-	-	3,223	-	3,223
Net unrealized loss on debt and equity securities, net of reclassification adjustment	-	-	-	-	-	-	(1,337)	(1,337)
Total comprehensive income	-	-	-	-	-	3,223	(1,337)	1,886
Purchases of common stock	-	-	(36)	(118)	533	(2,228)	-	(1,813)
Common stock issued for								
Stock options and restricted stock	-	-	9	29	379	-	-	408
Dividend reinvestment plan	-	-	2	6	78	-	-	84
Acquisitions	-	-	31	103	1,148	-	-	1,251
Deferred compensation, net	-	-	-	-	(187)	-	-	(187)
Cash dividends, $1.88 per share	-	-	-	-	-	(1,817)	-	(1,817)
Balance, December 31, 1999	-	-	988	3,294	5,980	8,365	(930)	16,709
Comprehensive income								
Net income	-	-	-	-	-	92	-	92
Net unrealized gain on debt and equity securities, net of reclassification adjustment	-	-	-	-	-	-	717	717
Total comprehensive income	-	-	-	-	-	92	717	809
Purchases of common stock	-	-	(19)	(63)	(79)	(548)	-	(690)
Common stock issued for								
Stock options and restricted stock	-	-	7	23	131	-	-	154
Dividend reinvestment plan	-	-	3	9	68	-	-	77
Acquisitions	-	-	1	4	30	-	-	34
Deferred compensation, net	-	-	-	-	142	-	-	142
Cash dividends, $1.92 per share	-	-	-	-	-	(1,888)	-	(1,888)
Balance, December 31, 2000	-	-	980	3,267	6,272	6,021	(213)	15,347
Comprehensive income								
Net income	-	-	-	-	-	1,619	-	1,619
Net unrealized gain on debt and equity securities, net of reclassification adjustment	-	-	-	-	-	-	628	628
Net unrealized gain on derivative financial instruments	-	-	-	-	-	-	22	22
Total comprehensive income	-	-	-	-	-	1,619	650	2,269
Preferred shares issued	96	23	-	-	-	-	-	23
Purchases of common stock	-	-	(30)	(103)	(124)	(1,057)	-	(1,284)
Common stock issued for								
Stock options and restricted stock	-	-	3	11	81	-	-	92
Dividend reinvestment plan	-	-	2	6	52	-	-	58
Acquisitions	-	-	407	1,358	11,453	-	-	12,811
Stock options issued in acquisition	-	-	-	-	187	-	-	187
Deferred compensation, net	-	-	-	-	(10)	-	-	(10)
Cash dividends								
Preferred shares	-	(6)	-	-	-	-	-	(6)
Common at $0.96 per share	-	-	-	-	-	(1,032)	-	(1,032)
Balance, December 31, 2001	**96**	**$ 17**	**1,362**	**$ 4,539**	**17,911**	**5,551**	**437**	**28,455**

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,	
(In millions)	**2001**	2000	1999
OPERATING ACTIVITIES			
Net income	$ 1,619	92	3,223
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Cumulative effect of a change in accounting principle	-	46	-
Accretion and amortization of securities discounts and premiums, net	178	264	281
Provision for loan losses	1,947	1,736	692
Securitization gains	(282)	(265)	(417)
(Gain) loss on sale of mortgage servicing rights	(86)	2	(44)
Securities transactions	67	1,125	63
Depreciation, goodwill and other amortization	1,389	1,253	1,172
Goodwill impairments	-	1,754	-
Deferred income taxes	36	91	1,079
Trading account assets, net	(2,822)	(6,684)	(6,626)
Mortgage loans held for resale	(1,311)	381	1,677
(Gain) loss on sales of premises and equipment	5	(18)	(16)
(Gain) on sales of credit card and mortgage servicing portfolios	-	(1,008)	-
Other assets, net	1,437	1,384	79
Trading account liabilities, net	3,962	3,906	2,027
Other liabilities, net	1,148	3,838	(3,535)
Net cash provided (used) by operating activities	7,287	7,397	(345)
INVESTING ACTIVITIES			
Increase (decrease) in cash realized from			
Sales of securities	13,506	16,388	17,391
Maturities of securities	8,826	3,413	4,627
Purchases of securities	(18,629)	(8,361)	(28,217)
Origination of loans, net	4,123	(9,334)	(9,986)
Sales of premises and equipment	155	398	280
Purchases of premises and equipment	(523)	(384)	(957)
Goodwill and other intangible assets, net	(115)	(40)	(101)
Purchase of bank-owned separate account life insurance	(284)	(135)	(576)
Cash equivalents acquired, net of purchase acquisitions	3,591	3	168
Net cash provided (used) by investing activities	10,650	1,448	(17,371)
FINANCING ACTIVITIES			
Increase (decrease) in cash realized from			
Purchases (sales) of deposits, net	1,639	1,621	(1,420)
Securities sold under repurchase agreements and other short-term borrowings, net	(3,169)	(10,661)	7,637
Issuances of long-term debt	9,338	17,491	17,612
Payments of long-term debt	(13,076)	(13,662)	(8,586)
Issuances of preferred shares	23	-	-
Issuances of common stock	(44)	152	143
Purchases of common stock	(1,284)	(690)	(1,813)
Cash dividends paid	(1,038)	(1,388)	(1,817)
Net cash provided (used) by financing activities	(7,611)	(7,637)	11,756
Increase (decrease) in cash and cash equivalents	10,326	1,708	(5,960)
Cash and cash equivalents, beginning of year	24,385	22,677	28,637
Cash and cash equivalents, end of year	$ 34,711	24,385	22,677
CASH PAID FOR			
Interest	$ 8,752	9,759	7,568
Income taxes	672	203	30
NONCASH ITEMS			
Transfer to securities from trading account assets	-	-	1,529
Transfer to securities from loans	3,025	9,342	8,259
Transfer to securities from other assets	908	-	-
Transfer to other assets from trading account assets	201	-	-
Transfer to other assets from securities	-	1,335	-
Transfer to other assets from loans, net	1,643	7,901	-
Issuance of common stock for purchase accounting merger	$ 12,998	34	1,251

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Wachovia Corporation (the "Parent Company") is a bank holding company whose principal wholly owned subsidiaries are First Union National Bank and Wachovia Bank, N.A., national banking associations; First Union Securities, Inc., a retail brokerage and investment banking company; and First Union Mortgage Corporation, a mortgage banking company. Wachovia Corporation and subsidiaries (together the "Company") is a diversified financial services company whose operations are principally domestic.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. The consolidated financial statements include the accounts of the Parent Company and all its subsidiaries. In consolidation, all significant intercompany accounts and transactions are eliminated.

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

BUSINESS COMBINATIONS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.141, *Business Combinations,* and SFAS No.142, *Goodwill and Other Intangible Assets.* SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under SFAS 142, goodwill and identified intangible assets with indefinite useful lives are not subject to amortization, but are tested for impairment on an annual basis. Goodwill and intangible assets with indefinite useful lives acquired in purchase business combinations completed before July 1, 2001, are subject to amortization through December 31, 2001, at which time amortization ceases. The Company adopted SFAS 141 and the provisions of SFAS 142 relating to nonamortization and amortization of intangible assets on July 1, 2001, and adopted the remaining provisions of SFAS 142 on January 1, 2002.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and due from banks, interest-bearing bank balances and federal funds sold and securities purchased under resale agreements. Generally, cash and cash equivalents have maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

SECURITIES PURCHASED AND SOLD AGREEMENTS

Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financing transactions. They are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements, which are primarily U. S. Government and Government agency securities. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

SECURITIES

Securities are classified at the date of commitment or purchase as trading account assets, securities available for sale or investment securities, based on management's intention. Gain or loss on the sale of securities is recognized on a specific identification, trade date basis.

Trading account assets, primarily debt securities, trading derivatives and securities sold not owned, are recorded at fair value. Realized and unrealized gains and losses are included in fee and other income. Interest on trading account assets is recorded in interest income.

Securities available for sale are used as a part of the Company's interest rate risk management strategy, and they may be sold in response to changes in interest rates, changes in prepayment risk and other factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income. Equity securities for which there are no readily determinable fair values are recorded at cost.

The fair value of trading account assets and securities is based on quoted market prices or, if quoted market prices are not available, then the fair value is estimated using quoted market prices for similar securities, pricing models or discounted cash flow analyses.

Securities available for sale and investment securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

SECURITIZATIONS AND BENEFICIAL INTERESTS

In an asset securitization transaction that meets the applicable criteria to be accounted for as a sale, assets are sold to a qualifying special purpose entity ("QSPEs") which then issues beneficial interests in the form of senior and subordinated interests collateralized by the assets. In some cases, the Company may retain as much as 90 percent of the beneficial interests. Additionally, from time to time, the Company may also resecuritize certain assets in a new securitization transaction.

The carrying amount of the assets transferred is allocated between the assets sold and the beneficial retained interests based on their relative fair values at the date of transfer. A gain or loss is included in other fee income for the difference between the carrying amount and the fair value of the assets sold. Fair values are based on quoted market prices, or if market prices are not available, then the fair value is estimated using discounted cash flow analyses with market assumptions for collateral prepayment, delinquency and losses, and discount rate.

Retained beneficial interests are accounted for under EITF 99-20, *Recognition of Interest Income and Impairment on Certain Investments* ("EITF 99-20"), which the Company has adopted. EITF 99-20 conforms the accounting for income recognition and impairment on certain beneficial interests to the accounting for securities available for sale. Under EITF 99-20, if cash flow estimates indicate that the holder of a beneficial interest will not collect all estimated cash flows, then the security is considered impaired and is written down to fair value. In connection with the adoption of EITF 99-20 in 2000, the Company recorded an after-tax charge of $46 million ($71 million before tax), which is presented in the consolidated statements of income as the cumulative effect of a change in accounting principle.

DERIVATIVES USED FOR RISK MANAGEMENT

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as subsequently amended by SFAS 137 and SFAS 138, which establishes accounting and reporting standards for derivatives and hedging activities. SFAS 133 was adopted on a prospective basis.

Under SFAS 133, the Company may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability ("cash flow" hedge) or a foreign-currency fair value or cash flow hedge ("foreign currency" hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in other comprehensive income or in the results of operations, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS 133 at inception, or fail to meet the criteria thereafter, are accounted for as trading account assets.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the results of operations as other fee income. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of tax. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized in the results of operations as other fee income. The net interest settlement on derivatives designated as fair value or cash flow hedges is treated as an adjustment to the interest income or expense of the hedged assets or liabilities.

At inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring both effectiveness and ineffectiveness. In addition, the Company assesses, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, the derivative is reclassified as a trading account asset. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, gains and losses that were accumulated in other comprehensive income are amortized or accreted into earnings. They are recognized in earnings immediately if the cash flow hedge was discontinued because a forecasted transaction did not occur.

The Company may occasionally enter into a contract ("host contract") that contains a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated as a hedge; otherwise, the derivative is recorded as a freestanding derivative and classified as a trading account asset.

Prior to the adoption of SFAS 133, derivatives used for interest rate risk management were not recorded at fair value. Rather, the net interest settlement on designated derivatives that either effectively altered the interest rate characteristics of assets or liabilities or hedged exposures to risk was treated as an adjustment to the interest income or interest expense of the related assets or liabilities.

LOANS

Loans are recorded at the principal balance outstanding, net of unearned income. Interest income is recognized on an accrual basis. Loan origination fees and direct costs as well as unearned premiums and discounts are amortized as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period.

A loan is considered to be impaired when based on current information, it is probable the Company will not receive all amounts due in accordance with the contractual terms of a loan agreement. The fair value is measured based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is also considered impaired if its terms are modified in a troubled debt restructuring.

When the ultimate collectibility of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then they are recorded as recoveries of any amounts previously charged off.

The accrual of interest is generally discontinued on loans, except consumer loans, that become 90 days past due as to principal or interest unless collection of both principal and interest is assured by way of collateralization, guarantees or other security. Generally, loans past due 180 days or more are placed on nonaccrual status regardless of security. Consumer loans that become 120 days past due are generally charged to the allowance for loan losses. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan classified as nonaccrual, the loan is returned to accrual status.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level that the Company believes is adequate to absorb probable losses inherent in the loan portfolio as of the date of the consolidated financial statements. The Company employs a variety of tools as well as seasoned judgment in assessing the adequacy of the allowance.

The Company's methodology for assessing the adequacy of the allowance establishes both an allocated and an unallocated component. The allocated component of the allowance for commercial loans is based principally on current loan grades and historical loss rates. For consumer loans, it is based on loan payment status and historical loss rates.

The unallocated component of the allowance represents the results of analyses that estimate probable losses inherent in the portfolio that are not fully captured in the allocated allowance. These analyses include industry concentrations, model imprecision and the estimated impact of current economic conditions on historical loss rates. We continuously monitor trends in loan portfolio qualitative and quantitative factors, including trends in the levels of past due, criticized and nonperforming loans. The trends in these factors are used to evaluate the reasonableness of the unallocated component.

The Company believes it has developed appropriate policies and processes in the determination of an allowance for loan losses reflective of the Company's assessment of credit risk after careful consideration of known relevant facts. In developing this assessment, the Company must necessarily rely on estimates and exercise judgments regarding matters where the ultimate outcome is unknown. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require increases or decreases in the allowance for loan losses at that time.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's bank subsidiaries' allowances for loan losses. These agencies may require such subsidiaries to recognize changes to the allowance based on their judgments about information available to them at the time of their examination.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill related to acquisitions prior to July 1, 2001, is amortized on a straight-line basis generally over periods ranging from fifteen years to twenty-five years. Goodwill and identified intangible assets with indefinite lives related to acquisitions on or after July 1, 2001, are not subject to amortization. Other identified intangible assets are amortized over their estimated useful lives using methods that reflect the pattern in which the economic benefits are consumed. Unamortized intangible assets associated with disposed assets are included in the determination of gain or loss on sale of the disposed assets. The Company's unamortized goodwill and other intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

OTHER

Loans Held for Sale

Loans held for sale are recorded at the lower of aggregate cost or market value (less cost to sell), where loans are aggregated by reference to loan type and marketing strategy. Market value for residential mortgage loans is determined based on quoted market prices, outstanding commitments from investors or discounted cash flow analyses using current investor yield requirements. Market values of commercial loans are determined based on quoted market prices for the same or similar loans, or by discounted cash flow analyses. Loans held for sale are transferred to other assets at the lower of their aggregate cost, which is the carrying value net of deferred fees and costs and applicable allowance for loan losses, or market value. If at the time of transfer, the market value is less than the cost, the difference is recorded as additional provision for loan losses. Subsequent declines in the market value of loans held for sale are recorded in the results of operations as other fee income. Sales of loans are recorded when the proceeds are received.

Principal Investments

Principal investments are recorded at market value with realized and unrealized gains and losses included in principal investing income in the results of operations. For publicly traded securities, market value is based on quoted market prices, net of applicable discounts for trading restrictions and liquidity. Investments in non-public securities are recorded at management's estimate of market value which is generally the cost or, if the investee has raised additional debt or capital, the value implied by these financings adjusted for differences in the terms of the securities.

Off-Balance Sheet Entities

The Company enters into transactions or has contractual relationships with various legal entities that are commonly referred to as special purpose entities ("SPEs"), QSPEs or conduits. Subject to meeting the requirements under accounting principles generally accepted in the United States of America, certain of these entities, and where applicable, the assets sold to them by the Company, are not included in the Company's consolidated financial statements presented herein. These non-consolidated entities have legal standing separate from the Company, are not controlled by the Company and are typically set up for a single purpose such as securitization of financial assets. The Company may have certain relationships with these entities, including sponsorship, collateral manager, servicer of the assets held by the entity, trustee, or administrative agent. In addition, the Company may retain certain interests in these entities, which are recognized on the consolidated balance sheet.

SPEs and QSPEs sponsored by the Company hold assets sold to them by the Company or by third parties and issue debt collateralized by the assets held in the trust. In order for the assets and liabilities of a QSPE to be excluded from the Company's consolidated balance sheet, these transactions must meet the requirements of SFAS No.140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* at the inception of the transaction and on an ongoing basis. In addition to issuing debt, SPEs also issue equity of which a substantive amount (an amount equal to at least three percent of the fair value of the assets held by the SPE) is held by substantive third parties unrelated to the Company.

Conduits hold assets sold to it by multiple third parties and issue commercial paper backed by all of the assets in the conduit to fund those assets. The Company generally guarantees the liquidity of the commercial paper issued by the conduits it sponsors and may also provide credit enhancements for certain assets in the conduits. Under the terms of the credit enhancement agreements, the Company may be required, under certain circumstances of credit deterioration or default, to purchase assets from a conduit at an amount equal to the carrying value of the asset.

Servicing Assets

In connection with certain businesses where the Company securitizes and sells originated or purchased loans with servicing retained, servicing assets or liabilities are recorded based on the relative fair value of the servicing rights on the date the loans are sold. Servicing assets are amortized in proportion to and over the estimated period of net servicing income. At December 31, 2001 and 2000, servicing assets, which are included in other assets, were $261 million and $221 million, respectively. At December 31, 2001, there were no servicing liabilities. At December 31, 2000, servicing liabilities, which were included in other liabilities, were $15 million. Servicing assets are periodically evaluated for impairment based on the fair value of those assets. If, by individual stratum, the carrying amount of servicing assets exceeds fair value, a valuation reserve is established. The valuation reserve is adjusted as the fair value changes. For purposes of impairment evaluation and measurement, the Company stratifies servicing assets based on predominant risk characteristics of the underlying loans, including loan type, amortization type, loan coupon rate, and in certain circumstances, period of origination. The assumptions used in evaluating servicing assets for impairment include cumulative net loss and prepayment rates on the underlying loans, and the discount rate.

Equity Method Investments

The Company recognizes gain or loss on transactions where a subsidiary or an equity method investee issues common stock. Recognition of a gain is subject to a determination that the gain is realizable and that there are no plans to reacquire the shares.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of loans and long-term debt are presented in *Note 6* and in *Note 9*, respectively. The fair value of demand deposits is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities and fair value approximates carrying value. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. Substantially all of the other financial assets and liabilities have maturities of three months or less, and accordingly, the carrying value is deemed to be a reasonable estimate of fair value.

Fair value estimates are based on existing financial instruments, as defined, without estimating the value of certain ongoing businesses, the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In the opinion of management, these add significant value to the Company.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The Company's stock options are typically either noncompensatory or compensatory with the exercise price equal to the fair value of the stock on the date of grant, and accordingly, no expense is recognized. For restricted stock, which generally vests based on continued service with the Company, the deferred compensation is measured as the fair value of the shares on the date of grant, and the deferred compensation is recognized as compensation expense in accordance with the applicable vesting schedule, which is generally straight-line.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing income available to common stockholders by the sum of the weighted average number of shares and the number of shares that would have been outstanding if potentially dilutive shares had been issued. In calculating earnings per share, the premium component of the forward price on equity forward contracts is subtracted in calculating income available to common stockholders. For forward purchase contracts, diluted shares include the share equivalent of the excess of the forward price over the current market price of the shares.

RECLASSIFICATIONS

Certain amounts in 2000 and 1999 were reclassified to conform with the presentation in 2001. These reclassifications have no effect on stockholders' equity or net income as previously reported.

NOTE 2: BUSINESS COMBINATIONS

FIRST UNION/WACHOVIA MERGER

On September 1, 2001, First Union Corporation ("First Union") and Wachovia Corporation ("former Wachovia") merged in a transaction accounted for under the purchase method. Accordingly, the results for 2001 include a full year of First Union and four months of the former Wachovia. First Union was the legal entity surviving the merger, and following the merger, changed its name to "Wachovia Corporation." Under the terms of the merger, each share of common stock of the former Wachovia was exchanged for two shares of common stock of First Union, resulting in the issuance of 407 million common shares. The common stock issued to effect the merger was valued at $31.15 per First Union share, or $12.7 billion in the aggregate. In addition, former Wachovia stockholders were given the right to choose to receive either a one-time cash payment of $0.48 per former Wachovia share to be paid after the stockholder made the election, or two shares of a new class of preferred stock, Dividend Equalization Preferred Shares ("DEPs"), which will pay dividends equal to the difference between the last dividend paid by the former Wachovia of $0.30 per share and the common stock dividend paid by the Company. This dividend will cease once the Company's total dividends paid to common stockholders for four consecutive quarters equal at least $1.20 per common share. The aggregate value of the one-time cash payment and the estimated fair value of the DEPs, amounted to $98 million. See *Note 10* for additional information. Additionally, 17 million options held by employees of the former Wachovia were converted into 34 million options of the Company. They vest in accordance with their original vesting schedule. The fair value of the options issued, based on a Black-Scholes valuation, amounted to $187 million, which is included in the computation of the purchase price. The excess of the fair value of the underlying shares over the strike price of the unvested options was recorded as deferred compensation and is being amortized over the remaining vesting period.

First Union and the former Wachovia entered into this merger to enhance stockholder value by building a financial services company able to provide more products and services for customers, more investment opportunities for clients and significant capital to deploy in the future. The merger enhances the Company's range of products and services and increases the distribution channels available to customers. In this merger, the companies bring complementary strengths, where First Union has invested heavily in technology and in developing a wide range of products and services and the former Wachovia has earned national acclaim for its high standard of customer service and long-term customer relationships.

Under the purchase method of accounting, the assets and liabilities of the former Wachovia were recorded at their respective fair values as of the merger date. The fair values are preliminary and are subject to refinement as information relative to the fair values as of September 1, 2001, becomes available. Certain plans relative to the disposition of assets and the termination of employees are still preliminary, and when finalized, may result in adjustments to goodwill. Based on the ending former Wachovia tangible equity of $5.5 billion, an aggregate purchase price of $13.0 billion and purchase accounting adjustments amounting to a net write-down of $2.0 billion, the merger resulted in total intangible assets of $9.5 billion. Of the total intangible assets, $1.9 billion was allocated to deposit base intangible, $250 million to customer relationships, $90 million to tradename and $7.2 billion to goodwill. None of the intangible assets are tax deductible; however, deferred tax liabilities were recorded on all intangible assets except goodwill. The deferred tax liabilities will be reflected as a tax benefit in the consolidated statement of income in proportion to and over the amortization period of the related intangible assets. The deposit base intangible and customer relationship intangible are being amortized over estimated useful lives of 6 years and 16 years, respectively, or a weighted average useful life of 7 years, using accelerated methods that reflect the estimated pattern in which the economic benefits will be consumed. The tradename intangible has an indefinite life, and accordingly, is not subject to amortization.

In the fourth quarter of 2001, adjustments were made to the initial purchase price allocation resulting in a net increase to goodwill of $153 million, net of the related deferred taxes. The more significant of these adjustments related to intangible assets, impairment of a loan and exit costs. The valuation of the deposit base premium was finalized resulting in a reduction of $435 million in value from the preliminary September 1, 2001, value of $2.3 billion to $1.9 billion. The process of identifying and valuing other intangible assets was completed resulting in recording a customer relationship intangible of $250 million and a tradename intangible of $90 million. Amortization expense in the fourth quarter includes an adjustment to reflect the final valuations as if these intangible assets had been amortized on this basis since September 1, 2001. In another fourth quarter adjustment, a preacquisition contingent impairment of a loan was resolved resulting in a $81 million write-down to the basis of the loan to its estimated fair value as of September 1, 2001. Finally, $76 million of exit costs, principally employee termination costs for employees of the former Wachovia, were recorded based on decisions finalized in the fourth quarter.

In 2001, $141 million in liabilities for exit costs were recorded as purchase accounting adjustments. Through December 31, 2001, $45 million had been charged against the accrual.

Included in the exit costs were employee termination benefits of $94 million, which included severance payments and related benefits for 770 employees terminated or notified of their pending termination in connection with the merger. Of the terminated employees in 2001 approximately 34 percent were from the Corporate and Investment Bank segment, 44 percent were from the Parent segment, 10 percent were from the Capital Management segment, 10 percent were from the General Bank segment and 2 percent were from the Wealth Management segment. The remaining exit costs were primarily employee relocation and transaction costs.

The statement of net assets acquired at fair value as of September 1, 2001, and the computation of the purchase price and goodwill related to the merger of First Union and the former Wachovia are presented below.

STATEMENT OF NET ASSETS ACQUIRED *(At fair value)*

(In millions)		*September 1, 2001*
ASSETS		
Cash and cash equivalents	$	3,604
Trading account assets		1,106
Securities		8,217
Loans, net of unearned income		50,394
Allowance for loan losses		(766)
Loans, net		49,628
Goodwill and other intangible assets		9,475
Other assets		4,976
Total assets	$	77,006
LIABILITIES		
Deposits		43,146
Short-term borrowings		8,106
Other liabilities		3,094
Long-term debt		9,662
Total liabilities		64,008
Net assets acquired	$	12,998

PURCHASE PRICE AND GOODWILL

(In millions)		*September 1, 2001*
Purchase price	$	12,998
Former Wachovia tangible stockholders' equity		(5,532)
Excess of purchase price over carrying value of net tangible assets acquired		7,466
Purchase accounting adjustments		
Securities		75
Loans and leases		1,708
Premises and equipment		132
Other assets		202
Deposits		152
Other liabilities		(95)
Long-term debt		(165)
Total intangible assets		9,475
Deposit base intangible		(1,913)
Customer relationships		(250)
Tradename		(90)
Goodwill	$	7,222

PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

The pro forma consolidated condensed statements of income for the years ended December 31, 2001 and 2000, are presented below. The unaudited pro forma information presented below is not necessarily indicative of the results of operations that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods.

The Company expects to realize significant revenue enhancements and cost savings as a result of the merger which also are not reflected in the pro forma consolidated condensed statements of income. No assurance can be given with respect to the ultimate level of such revenue enhancements or cost savings.

The pro forma purchase accounting adjustments related to securities, loans and leases, deposits and long-term debt are being accreted or amortized into income using methods which approximate a level yield over their respective estimated lives. Purchase accounting adjustments related to loan commitments, letters of credit and lease commitments are being accreted or amortized to fee and other income using primarily accelerated methods over their estimated lives, and adjustments to owned and leased real estate are recorded to noninterest expense using the straight-line method over their estimated lives.

	Year Ended December 31, 2001			
(In millions, except per share data)	*The Company (a)*	*Former Wachovia (b)*	*Pro Forma Adjustments*	*Pro Forma Combined*
Interest income	$ 16,100	3,034	75	19,209
Interest expense	8,325	1,552	(126)	9,751
Net interest income	7,775	1,482	201	9,458
Provision for loan losses	1,947	370	-	2,317
Net interest income after provision for loan losses	5,828	1,112	201	7,141
Securities transactions - portfolio	(67)	96	-	29
Fee and other income	6,363	1,126	36	7,525
Merger-related and restructuring charges	106	122	-	228
Noninterest expense	9,725	1,613	320	11,658
Income from continuing operations before income taxes	2,293	599	(83)	2,809
Income taxes	674	245	(29)	890
Income from continuing operations	1,619	354	(54)	1,919
Discontinued operations, net of income taxes	-	514	-	514
Net income	1,619	868	(54)	2,433
Dividends on preferred stock	6	-	-	6
Net income available to common stockholders	$ 1,613	868	(54)	2,427
PER COMMON SHARE DATA				
Basic				
Income from continuing operations	$ 1.47	1.72	-	1.40
Net income	1.47	4.23	-	1.77
Diluted				
Income from continuing operations	1.45	1.71	-	1.39
Net income	$ 1.45	4.19	-	1.76
AVERAGE SHARES				
Basic	1,096	205	-	1,370
Diluted	1,105	207	-	1,379

(a) Includes First Union for the year ended December 31, 2001, and the former Wachovia for the four months ended December 31, 2001.

(b) Includes the former Wachovia for the eight months ended August 31, 2001.

(In millions, except per share data)	The Company (a)	Former Wachovia (b)	Pro Forma Adjustments	Pro Forma Combined
	Year Ended December 31, 2000			
Interest income	$ 17,534	4,699	121	22,354
Interest expense	10,097	2,549	(194)	12,452
Net interest income	7,437	2,150	315	9,902
Provision for loan losses	1,736	390	-	2,126
Net interest income after provision for loan losses	5,701	1,760	315	7,776
Securities transactions - portfolio	(1,125)	-	-	(1,125)
Fee and other income	7,837	1,570	71	9,478
Merger-related and restructuring charges	2,190	136	-	2,326
Noninterest expense	9,520	2,189	506	12,215
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	703	1,005	(120)	1,588
Income taxes	565	342	(42)	865
Income from continuing operations before cumulative effect of a change in accounting principle	138	663	(78)	723
Discontinued operations, net of income taxes	-	169	-	169
Income before cumulative effect of a change in accounting principle	138	832	(78)	892
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes	(46)	-	-	(46)
Net income	$ 92	832	(78)	846
PER SHARE DATA				
Basic				
Income from continuing operations before cumulative effect of a change in accounting principle	$ 0.12	3.27	-	0.53
Income before cumulative effect of a change in accounting principle	0.12	3.27	-	0.65
Net income	0.07	4.10	-	0.61
Diluted				
Income from continuing operations before cumulative effect of a change in accounting principle	0.12	3.24	-	0.52
Income before cumulative effect of a change in accounting principle	0.12	3.24	-	0.65
Net income	$ 0.07	4.07	-	0.61
AVERAGE SHARES				
Basic	971	203	-	1,377
Diluted	974	204	-	1,382

(a) Includes First Union for the year ended December 31, 2000.
(b) Includes the former Wachovia for the year ended December 31, 2000.

OTHER MERGERS

Additionally, in 2001, the Company acquired a brokerage business with assets of $59 million for $103 million in cash. In 2000, the Company acquired four entities which, at the date of the respective acquisitions, had assets of $58 million in the aggregate. These entities were acquired for 1.2 million shares of the Company's common stock and $90 million in cash, or an aggregate purchase price of $124 million.

On October 1, 1999, the Company acquired EVEREN Capital Corporation ("EVEREN"), which at June 30, 1999, had assets of $2.9 billion, for 31 million shares of the Company's common stock, 13 million of which were repurchased in the open market at a cost of $559 million in 1999, and 15 million of which were repurchased in the open market at a cost of $479 million in 2000. In connection with this purchase accounting acquisition, the Company recorded $901 million of goodwill based on a purchase price of $1.1 billion.

Information on merger-related and restructuring charges related to certain of the acquisitions are included in Note 3.

NOTE 3: MERGER-RELATED AND RESTRUCTURING CHARGES

In 2001, 2000 and 1999, the Company recorded merger-related and restructuring charges of $106 million, $2.2 billion and $404 million, respectively. The significant components of these charges, as well as activity related to the restructuring accrual, are presented below.

MERGER-RELATED CHARGES

Merger-related charges consist principally of transaction costs and expenses related to combining operations such as systems conversions and integration costs. In 2001, the Company incurred merger-related charges of $96 million related to the merger with the former Wachovia, comprised of $21 million of merger-related personnel costs (for example, incentives) and $75 million of other costs, primarily transaction related. Additionally, in 2001, 2000 and 1999, the Company incurred merger-related charges of $25 million, $78 million and $95 million, respectively, related to other mergers.

Merger-related charges and restructuring charges for each of the years in the three-year period ended December 31, 2001, are presented below.

		Years Ended December 31,		
(In millions)		*2001*	*2000*	*1999*
MERGER-RELATED AND RESTRUCTURING CHARGES - FIRST UNION/WACHOVIA				
Merger-related charges				
Personnel costs	$	21	-	-
Other		75	-	-
Total merger-related charges		96	-	-
Restructuring charges				
Employee termination benefits		69	-	-
Other		13	-	-
Total restructuring charges		82	-	-
Total First Union/Wachovia merger-related and restructuring charges		178	-	-
OTHER MERGER-RELATED AND RESTRUCTURING CHARGES				
Merger-related charges from other mergers		25	78	95
Strategic repositioning restructuring charge (reversals), net		(83)	2,129	-
March 1999 restructuring charge (reversals), net		(14)	(16)	345
Other restructuring charges (reversals), net		-	(1)	(36)
Total merger-related and restructuring charges	$	106	2,190	404

RESTRUCTURING CHARGES

As a result of restructuring plans in connection with the First Union/Wachovia merger in 2001 and in connection with the Company's strategic repositioning in 2000 and the March 1999 restructuring, the Company displaced employees and recorded charges for the resulting employee termination benefits to be paid, either in a lump sum or deferred over an extended period. In addition, the Company recorded occupancy-related charges that included write-downs to fair value (less cost to sell) of owned premises that were held for disposition as a result of the plans, and cancellation payments or the present values of the remaining lease obligations for leased premises, or portions thereof, that were associated with lease abandonments. Other assets, primarily computer hardware and software, the value of which was considered to be impaired since they no longer would be used as a result of the closure of facilities or the reduction in workforce, were also written down to fair value. Contract cancellation costs were also recorded representing the cost to buy out the remaining term or the present value of the remaining payments on contracts that provided no future benefit to the Company as a result of these plans.

In 2001, $82 million in restructuring charges were recorded in connection with the First Union/Wachovia merger. Through December 31, 2001, $19 million had been charged against the accrual and $63 million remained in the accrual.

In 2000, $2.1 billion in restructuring charges were recorded in connection with the Company's strategic repositioning plan. In 2001, a restructuring reversal of $83 million was recorded in connection with the completion of the strategic repositioning announced in June 2000. These reversals principally related to employee termination, contract cancellation and occupancy costs. At December 31, 2001, $3 million of the accrual remained, representing amounts still to be paid in employee termination benefits.

In 1999, a $347 million restructuring charge related to the restructuring plan announced in March 1999 was recorded. In 2001, 2000 and 1999, reversals of $14 million, $16 million and $2 million, respectively, primarily relating to asset write-downs, were recorded. At December 31, 2001, $10 million of the accrual remained, representing amounts still to be paid in contract cancellations.

At December 31, 2001, the restructuring accrual included $50 million related primarily to the CoreStates Financial Corp ("CoreStates") acquisition, which principally represents amounts still to be paid in employee termination benefits.

Components of the restructuring charges in 2001, 2000 and 1999 are discussed below.

Employee termination benefits were $69 million in 2001 and include severance payments and related benefits for 470 employees who have been displaced or notified of their pending termination date as of December 31, 2001. Employee termination benefits of $172 million in 2000 and $200 million in 1999 included severance payments and related benefits for 5,683 employees in 2000 and 5,635 employees in 1999 originally expected to be terminated in connection with these plans. As noted above, a reversal of the strategic repositioning restructuring charge was recorded in 2001, in part to reflect the lower number of employee terminations ultimately resulting from that plan. The reduction to 4,321 displacements was primarily caused by higher than expected attrition and placements of employees to other positions. Of the terminated employees in 2001, approximately 8 percent were from the General Bank segment, 25 percent were from the Corporate and Investment Bank segment, 36 percent were from the Parent segment, 29 percent were from the Capital Management segment and 2 percent were from the Wealth Management segment. Of the terminated employees in 2000, approximately 80 percent were from the General Bank segment, 8 percent were from the Corporate and Investment Bank segment and the remaining 12 percent were primarily from the Parent segment. Of the terminated employees in 1999, approximately 50 percent were from the General Bank segment, 40 percent were from the Parent segment and 10 percent were from the Capital Management and Corporate and Investment Bank segments. Through December 31, 2001, $17 million in employee termination benefits related to the terminations in 2001, $133 million in employee termination benefits related to the terminations in 2000 and $186 million related to the terminations in 1999 has been paid and reversals of $36 million and $14 million related to terminations in 2000 and 1999, respectively, have been recorded, leaving $52 million and $3 million from the 2001 and 2000 terminations, respectively, for future payments.

Occupancy charges were $108 million in 2000 and $55 million in 1999. These charges included $18 million in 2000 and $24 million in 1999 related to the write-down of owned property as well as leasehold improvements and furniture and equipment. These write-downs resulted from excess space due to exiting of businesses, the reduction in the workforce and from branch closings. The amount of the write-down represents the difference between the carrying value of the property at the time that it was no longer held for use and the estimated net proceeds expected to be received upon disposal. The fair value was estimated using customary appraisal techniques such as evaluating the real estate market conditions in the region and comparing market values to comparable properties. The remainder of the occupancy charges in 2001, in 2000 and in 1999 represents the present value of future lease obligations or lease cancellation penalties in connection with the closure of branches and sales offices as well as certain other corporate space.

As a result of the decision in 2000 to discontinue the subprime mortgage lending business at The Money Store Inc. ("TMSI"), and therefore generate no future cash flows from that business, the Company concluded that the goodwill associated with that business and the related network intangible were no longer recoverable. Therefore, an impairment charge for the unamortized balance of these intangibles of $1.8 billion was included in the restructuring charge. The unamortized balance of goodwill associated with the small business and student lending businesses of TMSI is fully recoverable from future cash flows, and accordingly, is not impaired.

Other asset impairments, which were the direct result of the reduction in the workforce and certain other restructuring activities, amounted to $18 million in 2000 and $70 million in 1999. They consisted primarily of computer hardware write-offs. Depreciation was discontinued when the assets were determined to be held for disposal. The net book value of long-lived assets held for sale at December 31, 2001, was not significant.

Also included in the restructuring charges were $74 million in 2000 and $25 million in 1999 related to contract cancellations, $60 million of which represents termination fees for contracts cancelled in connection with the sale of the credit card portfolio in 2000, and $14 million of which related to exiting the indirect auto lending and leasing business in 1999.

A reconciliation of the restructuring accruals for each of the years in the three-year period ended December 31, 2001, is presented below.

(In millions)		*First Union/ Wachovia Merger*	*2000 Strategic Repositioning*	*March 1999 Restructuring*	*Other*	*Total*
ACTIVITY IN THE RESTRUCTURING ACCRUAL						
Balance, December 31, 1998	$	-	-	-	398	398
Restructuring charges		-	-	347	6	353
Cash payments		-	-	(206)	(228)	(434)
Reversal of prior accruals		-	-	(2)	(42)	(44)
Noncash write-downs and other adjustments		-	-	(55)	(56)	(111)
Balance, December 31, 1999		-	-	84	78	162
Restructuring charges		-	2,129	-	-	2,129
Cash payments		-	(92)	(30)	(18)	(140)
Reversal of prior accruals		-	-	(16)	(1)	(17)
Noncash write-downs and other adjustments		-	(1,788)	(8)	4	(1,792)
Balance, December 31, 2000		-	249	30	63	342
Restructuring charges		82	-	-	-	82
Cash payments		(19)	(103)	(5)	(13)	(140)
Reversal of prior accruals		-	(83)	(14)	-	(97)
Noncash write-downs and other adjustments		-	(60)	(1)	-	(61)
Balance, December 31, 2001	$	63	3	10	50	126

NOTE 4: SECURITIES

Information related to securities available for sale for each of the years in the two-year period ended December 31, 2001, and *Investment Securities* for the year ended December 31, 2000, is disclosed in *Table 6* and in *Table 7*, respectively, which is incorporated herein by reference. In connection with the adoption of SFAS 133 on January 1, 2001, all investment securities were reclassified to securities available for sale.

NOTE 5: SECURITIZATIONS AND RETAINED BENEFICIAL INTERESTS

At December 31, 2001, the Company had $18 billion of retained interests from securitization transactions. These retained interests included $5.3 billion of retained agency securities, $11 billion of subordinated notes and $871 million of residual interests. Of the $18 billion of retained interests, $7.5 billion (including the $5.3 billion of retained agency securities) were valued using quoted market prices. The remaining $10 billion of retained interests consists of subordinated and residual interests for which there are no quoted market prices. These have been valued using various modeling techniques, which incorporate market assumptions for credit losses, prepayments and discount rates.

The table below presents original economic assumptions and cash flow activity for transactions completed in 2001 and credit losses and sensitivity analysis for the $10 billion of retained interests as of December 31, 2001.

					December 31, 2001				
(Dollars in millions)		Commercial		Residential	Real Estate Equity Lines	Collateralized Loan/Debt Obligations	SBA	Municipal Securities
ORIGINAL ECONOMIC ASSUMPTIONS								
Prepayment speed (CPR)		-	%	22.63	47.31	-	9.11	-
Weighted average life		12.77	yrs	2.34	1.32	-	11.33	-
Expected credit losses		3.29	%	14.58	0.31	-	3.55	-
Residual cash flow discount rate		10.40	%	18.00	11.00	-	15.00	-
CREDIT LOSSES								
Actual losses to date		-	%	3.58	0.01	1.96	2.89	-
SENSITIVITY ANALYSIS (a)								
Carrying value (fair value) of retained interests	$	36		9,333	86	46	188	342
Weighted average life		10.03	yrs	1.91	1.68	5.75	6.56	10.79
Prepayment speed		-	%	39.60	47.31	20.00	15.92	-
Impact of 10% adverse change	$	-		(32)	(8)	-	(6)	-
Impact of 20% adverse change	$	-		(64)	(15)	-	(14)	-
Expected credit losses		2.96	%	2.34	0.31	6.07	2.22	-
Impact of 10% adverse change	$	(2)		(66)	(1)	(3)	(6)	-
Impact of 20% adverse change	$	(3)		(132)	(2)	(5)	(13)	-
Residual cash flow discount rate		10.40	%	15.03	11.00	18.00	15.00	12.63
Impact of 10% adverse change	$	(2)		(22)	(1)	(3)	(14)	(25)
Impact of 20% adverse change	$	(5)		(43)	(2)	(5)	(22)	(48)
CASH FLOW ACTIVITY (b) (c) (d)								
Proceeds from								
New securitizations	$	3,659		2,411	2,495	1,311	284	1,264
Collections used by trust to purchase new balances in revolving securitizations		-		-	134	-	-	-
Service fees received		7		5	6	14	-	5
Cash flow received from retained interests		45		16	13	-	1	75
Servicing advances, net	$	2		-	-	-	-	-

(a) In addition, the Company has $81 million of retained interests in student loan securitizations for which price sensitivity is insignificant.
(b) There were no purchases of delinquent or foreclosed assets in 2001 for all securitization types. The Company purchased $33 million of loans from the collateralized loan/debt obligations.
(c) From time to time, the Company resecuritizes retained interests. Since cash flow information is presented for original securitization proceeds, the proceeds from resecuritizations are not included in the cash flow activity information.
(d) In addition, the Company securitized a portfolio of equity securities, received $1.1 billion in proceeds and entered into a total return swap.

At December 31, 2000, the Company had $16 billion of retained interests from securitization transactions. These retained interests included $3.5 billion of retained agency securities, $12 billion of subordinated notes and $298 million of residual interests. Of the $16 billion of retained interests, $4.9 billion (including the $3.5 billion of retained agency securities) were valued using quoted market prices. The remaining $11 billion of retained interests consists of subordinated and residual interests for which there are no quoted market prices. These have been valued using various modeling techniques, which incorporate market assumptions for credit losses, prepayments and discount rates.

The table below presents original economic assumptions and cash flow activity for transactions completed in 2000 and credit losses and sensitivity analysis for the $11 billion of retained interests as of December 31, 2000.

		December 31, 2000						
(Dollars in millions)		*Commercial*		*Real Estate Residential*	*Collateralized Loan/Debt Obligations*	*SBA*	*Student*	*Municipal Securities (c)*
ORIGINAL ECONOMIC ASSUMPTIONS								
Prepayment speed (CPR)		-	%	48.00	20.00	13.60	-	-
Weighted average life		8.85	yrs	1.72	11.08	5.72	-	11.27
Expected credit losses		2.81	%	0.25	2.53	2.50	-	-
Residual cash flow discount rate		10.40	%	11.00	19.47	15.00	-	15.68
CREDIT LOSSES								
Sum of actual and projected		2.81	%	0.25	2.72	2.50	-	-
SENSITIVITY ANALYSIS (a)								
Carrying value (fair value) of retained interests	$	103		10,150	73	182	80	188
Weighted average life		8.85	yrs	2.03	10.28	7.52	8.64	10.66
Prepayment speed		-	%	36.79	20.00	12.30	8.63	-
Impact of 10% adverse change	$	-		(38)	-	(5)	(2)	-
Impact of 20% adverse change	$	-		(72)	-	(10)	(4)	-
Expected credit losses		2.81	%	1.91	3.64	3.20	0.21	-
Impact of 10% adverse change	$	(2)		(40)	(1)	(4)	(1)	-
Impact of 20% adverse change	$	(3)		(70)	(2)	(9)	(1)	-
Residual cash flow discount rate		10.40	%	13.69	15.00	15.00	15.00	16.00
Impact of 10% adverse change	$	(5)		(15)	(4)	(13)	(4)	(9)
Impact of 20% adverse change	$	(10)		(30)	(7)	(21)	(8)	(17)
CASH FLOW ACTIVITY (a) (b)								
Proceeds from								
New securitizations	$	1,535		959	1,545	209	-	1,610
Collections used by trust to purchase new balances in revolving securitizations		-		26	111	-	-	-
Service fees received		6		5	10	14	37	2
Cash flow received from retained interests		17		24	11	36	10	21
Servicing advances, net	$	1		-	-	2	-	-

(a) In 2000, the Company completed the sale of credit card receivables. Credit card cash flow activity in 2000 included new securitizations of $225 million, collections used by trust to purchase new balances in revolving securitizations of $3.8 billion, service fees received of $7 million and cash flow received from retained interests of $127 million.

(b) There were no purchases of delinquent or foreclosed assets in 2000 for all securitization types. The Company purchased $55 million of loans from the collateralized loan/debt obligations.

(c) Price sensitivity attributable to prepayment and credit risk was insignificant.

The sensitivity analysis is hypothetical and should be used with caution. For example, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Additionally, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in other factors.

Managed loans at December 31, 2001 and 2000, and related loans past due 90 days or more and net loan losses are presented below.

		December 31, 2001			December 31, 2000	
(In millions)	*Balance*	*Loans Past Due 90 Days (a)*	*Loan Losses, Net*	*Balance*	*Loans Past Due 90 Days (a)*	*Loan Losses, Net*
MANAGED LOANS						
Commercial						
Loans held in portfolio	$ 116,072	82	695	87,447	8	488
Securitized loans	5,827	131	81	4,877	68	32
Loans held for sale included in other assets	1,478	-	-	953	-	-
Consumer						
Loans held in portfolio	57,423	206	242	42,795	175	263
Securitized loans	14,095	406	1,083	11,862	718	295
Securitized loans included in securities	15,120	260	54	12,747	92	55
Loans held for sale included in other assets	6,285	40	45	7,193	23	108
Total managed loans	216,300	1,125	2,200	167,874	1,084	1,241
Less						
Securitized loans	(19,922)	(537)	(1,164)	(16,739)	(786)	(327)
Securitized loans included in securities	(15,120)	(260)	(54)	(12,747)	(92)	(55)
Loans held for sale included in other assets	(7,763)	(40)	(45)	(8,146)	(23)	(108)
Loans held in portfolio	$ 173,495	288	937	130,242	183	751

(a) Includes bankruptcies and foreclosures.

NOTE 6: LOANS

(In millions)		December 31, 2001	2000
COMMERCIAL			
Commercial, financial and agricultural	$	61,258	54,207
Real estate - construction and other		7,969	3,104
Real estate - mortgage		17,234	9,218
Lease financing		21,958	15,465
Foreign		7,653	5,453
Total commercial		116,072	87,447
CONSUMER			
Real estate - mortgage		22,139	17,708
Installment loans		34,666	22,972
Vehicle leasing		618	2,115
Total consumer		57,423	42,795
Total loans	$	173,495	130,242

Directors and executive officers of the Parent Company and their related interests were indebted to the Company in the aggregate amounts of $2.2 billion and $1.7 billion at December 31, 2001 and 2000, respectively. From January 1, 2001, through December 31, 2001, directors and executive officers of the Parent Company and their related interests borrowed $527 million and repaid $389 million. Included in the $2.2 billion at December 31, 2001, is $330 million related to directors and officers of the former Wachovia. In the opinion of management, these loans do not involve more than the normal risk of collectibility, nor do they include other features unfavorable to the Company.

At December 31, 2001 and 2000, nonaccrual and restructured loans amounted to $1.8 billion and $1.5 billion, respectively. In 2001, 2000 and 1999, $184 million, $126 million and $81 million, respectively, in gross interest income would have been recorded if all nonaccrual and restructured loans had been performing in accordance with their original terms and if they had been outstanding throughout the entire period, or since origination if held for part of the period. Interest collected on these loans and included in interest income in 2001, 2000 and 1999 amounted to $41 million, $31 million and $23 million, respectively.

At December 31, 2001 and 2000, impaired loans amounted to $1.5 billion and $923 million, respectively. Included in the allowance for loan losses was $219 million related to $639 million of impaired loans at December 31, 2001, and $167 million related to $642 million of impaired loans at December 31, 2000. For the years ended December 31, 2001 and 2000, the average recorded investment in impaired loans was $1.1 billion and $711 million, respectively; and $22 million and $27 million, respectively, of interest income was recognized on loans while they were impaired.

At December 31, 2001 and 2000, loans held for sale, which are classified in other assets, amounted to $7.8 billion and $8.1 billion, respectively. In 2001 and 2000, net write-downs to the lower of cost or market value recorded subsequent to the transfer of the loans to held for sale were $188 million and $274 million, respectively. There were none in 1999.

At December 31, 2001 and 2000, the fair value of portfolio loans, net of unearned income and the allowance for loan losses, was $161 billion and $122 billion, respectively. The fair values of performing loans for all portfolios were calculated by discounting estimated cash flows through expected maturity dates using estimated market yields that reflect the credit and interest rate risks inherent in each category of loans and prepayment assumptions. Estimated fair values for the commercial loan portfolio were based on weighted average discount rates ranging from 3.60 percent to 7.65 percent and 6.97 percent to 8.54 percent at December 31, 2001 and 2000, respectively, and for the consumer portfolio from 5.39 percent to 10.40 percent and 7.00 percent to 9.67 percent, respectively. For performing residential mortgage loans, fair values are estimated using a discounted cash flow analysis utilizing yields for comparable mortgage-backed securities. The fair value of nonperforming loans is calculated by estimating the timing and amount of cash flows. These cash flows are discounted using estimated market yields commensurate with the risk associated with such cash flows.

NOTE 7: ALLOWANCE FOR LOAN LOSSES

(In millions)		Years Ended December 31, 2001	2000	1999
Balance, beginning of year	$	1,722	1,757	1,826
Provision for loan losses relating to loans transferred to other assets or sold		284	657	-
Provision for loan losses		1,663	1,079	692
Former Wachovia balance, September 1, 2001		766	-	-
Allowance relating to loans acquired, transferred to other assets or sold		(503)	(1,020)	(73)
Total		3,932	2,473	2,445
Loan losses		(1,079)	(867)	(828)
Loan recoveries		142	116	140
Loan losses, net		(937)	(751)	(688)
Balance, end of year	$	2,995	1,722	1,757

NOTE 8: SHORT-TERM BORROWINGS

Short-term borrowings of the Company at December 31, 2001, 2000 and 1999, which include securities sold under repurchase agreements and accrued interest thereon, and the related maximum amounts outstanding at the end of any month during such periods, are presented below.

		December 31,			Maximum Outstanding		
(In millions)		2001	2000	1999	2001	2000	1999
Federal funds purchased	$	2,502	2,090	1,909	4,554	5,033	4,611
Securities sold under repurchase agreements		29,846	26,511	34,122	29,979	35,305	34,122
Fixed and variable rate bank notes		-	55	435	296	560	3,671
Interest-bearing demand deposits issued to the U. S. Treasury		195	979	4,569	5,559	5,384	4,569
Commercial paper		3,314	2,320	2,364	3,925	3,943	2,871
Other		8,528	7,491	6,708	9,210	8,480	7,987
Total	$	44,385	39,446	50,107			

	December 31, 2001		2000	1999
WEIGHTED AVERAGE INTEREST RATES				
Federal funds purchased and securities sold under repurchase agreements	1.69	%	6.37	5.06
Fixed and variable rate bank notes	-		7.04	5.80
Commercial paper	1.02	%	6.14	4.10
WEIGHTED AVERAGE MATURITIES *(In days)*				
Fixed and variable rate bank notes	-		47	48
Commercial paper	4		10	7

Maturities of federal funds purchased and securities sold under repurchase agreements in each of the years in the three-year period ended December 31, 2001, were not greater than 341 days.

Included in Other are securities sold short of $5.7 billion at December 31, 2001. Included in Other are Federal Home Loan Bank borrowings and securities sold short of $400 million and $4.4 billion, respectively, at December 31, 2000; and $600 million and $4.5 billion, respectively, at December 31, 1999.

NOTE 9: LONG-TERM DEBT

(In millions)		December 31, 2001	2000
NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY			
Notes			
4.95% to 7.70%, due 2003 to 2006 (par value $200 to $1,750) (a)	$	6,475	3,084
Floating rate, due 2002 to 2005 (par value $50 to $400) (a)		2,217	2,367
Floating rate extendible, due 2005 (b)		10	10
Subordinated notes			
5.625% to 8.15%, due 2002 to 2009 (par value $150 to $400) (a)		4,702	2,664
8.00%, due 2009 (par value $150) (c)		149	208
6.605%, due 2025 (par value $250) (a)		250	-
6.30%, Putable/Callable, due 2028 (par value $200)		200	200
Floating rate, due 2003 (par value $150) (a)		150	150
Subordinated debentures			
6.55% to 7.574%, due 2026 to 2035 (par value $250 to $300) (d)		794	794
Hedge-related basis adjustments		389	-
Total notes and debentures issued by the Parent Company		15,336	9,477
NOTES ISSUED BY SUBSIDIARIES			
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040		11,630	16,457
Subordinated notes			
5.875% to 9.375%, due 2002 to 2006 (par value $100 to $200) (a) (e)		925	1,075
Bank, 5.80% to 7.875%, due 2006 to 2036 (par value $50 to $1,000)		2,544	2,548
6.625% to 8.375%, due 2002 to 2007 (par value $25 to $150) (a)		574	570
Total notes issued by subsidiaries		15,673	20,650
OTHER DEBT			
Trust preferred securities		2,989	2,028
Collateralized notes, 5.65%, due 2006		2,489	-
4.556% auto securitization financing, due 2008 (e)		304	861
Advances from the Federal Home Loan Bank		4,933	2,762
Capitalized leases, rates generally ranging from 4.53% to 14.51%		25	25
Mortgage notes and other debt of subsidiaries, varying rates and terms		10	6
Hedge-related basis adjustments		(26)	-
Total other debt		10,724	5,682
Total	$	41,733	35,809

(a) Not redeemable prior to maturity.
(b) Redeemable in whole or in part at the option of the Parent Company only on certain specified dates.
(c) Redeemable in whole and not in part at the option of the Parent Company only on certain specified dates.
(d) Redeemable in whole or in part at the option of the holders only on certain specified dates.
(e) Assumed by the Parent Company.

At December 31, 2001, floating rate notes of $2.2 billion had rates of interest ranging from 2.15 percent to 2.85 percent. The interest rate on the floating rate extendible notes is 2.025 percent to March 15, 2002.

The 6.30 percent putable/callable notes are subject to mandatory redemption on April 15, 2008, and under certain specified conditions, they may be put to the Parent Company by the trustee on or after this date.

The interest rate on the floating rate subordinated notes is 4.125 percent to April 22, 2002.

At December 31, 2001, bank notes of $10.9 billion had floating rates of interest ranging from 1.65 percent to 4.148 percent, and $736 million of the notes had fixed rates of interest ranging from 5.68 percent to 8.375 percent.

At December 31, 2001 and 2000, statutory business trusts (the "Trusts") created by the Parent Company had outstanding with the Parent Company trust preferred securities with an aggregate par value of $2.3 billion. The trust preferred securities have interest rates ranging generally from 7.64 percent to 8.04 percent and maturities ranging from December 1, 2026, to November 15, 2029. The principal assets of the Trusts are $2.4 billion of the Parent Company's subordinated debentures with identical rates of interest and maturities as the trust preferred securities. The Trusts have issued $31 million of common securities to the Parent Company. The estimated fair value of the trust preferred securities and the related subordinated debentures at December 31, 2001 and 2000, was $2.5 billion and $1.4 billion, respectively.

The trust preferred securities, the assets of the Trusts and the common securities issued by the Trusts are redeemable in whole or in part beginning on or after December 1, 2006, or at any time in whole but not in part from the date of issuance on the occurrence of certain events. The obligations of the Parent Company with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Parent Company of the Trusts' obligations with respect to the trust preferred securities. Subject to certain exceptions and limitations, the Parent Company may elect from time to time to defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related trust preferred securities.

Additionally, a bank subsidiary has outstanding trust preferred securities with a par value of $300 million and an 8 percent rate of interest, and a par value of $450 million and a LIBOR-indexed floating rate of interest. The related maturities range from December 15, 2026, to February 15, 2027. The related subordinated debentures all have terms substantially the same as the trust preferred securities and subordinated debentures issued by the Parent Company. The aggregate estimated fair values of these trust preferred securities at December 31, 2001 and 2000, were $767 million and $774 million, respectively.

At December 31, 2001 and 2000, the aggregate fair value of long-term debt was $42 billion and $36 billion, respectively. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt with similar terms.

At December 31, 2001, $665 million of senior or subordinated debt securities or equity securities of the Company remained available for issuance under a shelf registration statement filed with the Securities and Exchange Commission.

At December 31, 2001, First Union National Bank has available a global note program for issuance up to $45 billion of senior or subordinated notes. Under prior global note programs, $12 billion of long-term debt was outstanding at December 31, 2001.

The weighted average rate paid for long-term debt in 2001, 2000 and 1999 was 4.79 percent, 6.69 percent and 5.66 percent, respectively. See *Note 16* for information on interest rate swaps entered into in connection with the issuance of long-term debt.

Long-term debt maturing in each of the five years subsequent to December 31, 2001, is as follows *(in millions)*: 2002, $8,635; 2003, $5,052; 2004, $4,240; 2005, $6,378; and 2006, $6,819.

NOTE 10: COMMON AND PREFERRED STOCK AND CAPITAL RATIOS

	2001		2000		1999	
(Options in thousands)	Number	Weighted-Average Price (a)	Number	Weighted-Average Price (a)	Number	Weighted-Average Price (a)
STOCK OPTIONS						
Options outstanding, beginning of year	47,143	$ 38.22	38,657	$ 40.17	25,549	$ 37.56
Granted	26,418	32.22	14,375	31.68	18,508	41.12
Former Wachovia, September 1, 2001	34,136	33.07	-	-	-	-
Exercised	(2,090)	20.45	(1,796)	15.79	(4,270)	25.23
Cancelled	(3,016)	44.00	(4,093)	43.46	(1,130)	51.90
Options outstanding, end of year	102,591	$ 35.18	47,143	$ 38.22	38,657	$ 40.17
Options exercisable, end of year	57,957	$ 36.76	35,491	$ 40.64	25,459	$ 23.12
RESTRICTED STOCK						
Unvested shares, beginning of year	11,101	$ 41.35	11,796	$ 47.86	7,451	$ 46.30
Granted	3,296	32.11	4,566	28.55	7,133	48.19
Former Wachovia, September 1, 2001	4,044	34.42	-	-	-	-
Vested	(4,415)	42.49	(3,955)	43.97	(2,664)	44.54
Cancelled	(660)	37.75	(1,306)	47.50	(124)	48.40
Unvested shares, end of year	13,366	$ 37.73	11,101	$ 41.35	11,796	$ 47.86
EMPLOYEE STOCK OPTIONS						
Options outstanding, beginning of year	26,613	$ 46.75	38,519	$ 47.32	8,170	$ 50.31
Granted	-	-	-	-	34,372	46.75
Exercised	-	-	(2,905)	21.25	(503)	50.31
Cancelled	(3,650)	46.75	(9,001)	37.38	(3,520)	48.22
Options outstanding, end of year	22,963	$ 46.75	26,613	$ 46.75	38,519	$ 47.32
Options exercisable, end of year	5,301	$ 46.75	5,839	$ 46.75	6,213	$ 50.31

(a) The weighted-average price for stock options is the weighted-average exercise price of the options, and for restricted stock, the weighted-average fair value of the stock at the date of grant.

STOCK PLANS

The Company has stock option plans under which incentive and nonqualified stock options may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, they generally vest between one and three years following the date of grant, and they have a term of ten years.

Restricted stock may also be granted under the stock option plans. The restricted stock generally vests over a five-year period, during which time the holder receives dividends and has full voting rights. Compensation cost recognized for restricted stock was $169 million, $192 million and $141 million in 2001, 2000 and 1999, respectively.

The range of exercise prices and the related number of options outstanding at December 31, 2001, are as follows *(shares in thousands)* : $2.99-$9.88, 605 shares; $10.12-$19.98, 5,277 shares; $20.59-$29.64, 12,448 shares; $30.02-$39.72, 60,584 shares; $40.13-$49.83, 11,741 shares; and $51.19-$62.13, 11,936 shares. The weighted average exercise prices, remaining contractual maturities and weighted average exercise price of options currently exercisable for each exercise price range are as follows: $4.64, 3.9 years and $4.64; $16.34, 2.8 years and $16.34; $26.44, 5.6 years and $26.26; $32.95, 8.6 years and $33.41; $43.12, 6.4 years and $43.18; and $57.64, 6.9 years and $57.64, respectively.

At December 31, 2001, the Company had 49.4 million additional shares of common stock reserved for issuance under the stock option plans.

The Company also has an employee stock plan (the "1999 plan") in place. Under the terms of the 1999 plan, substantially all employees were granted options with an exercise price equal to the fair value of the underlying shares on the date of grant of August 2, 1999. Twenty percent of the options vested on August 2, 2000. The vesting schedule provides that an additional 20 percent of the options vest annually on each March 1 from 2001 through 2004 if certain annual return on stockholders' equity goals are met. If the annual goal is not met in any one year, the options for the applicable 20 percent portion remain unvested until an annual goal is met at which time they vest. The annual goal for 2001 was not met. On April 30, 2004, any unvested options will automatically vest, and if they are not exercised by September 30, 2004, they will expire. As of December 31, 2001, the Company had 16 million additional shares of common stock reserved for issuance under the 1999 plan.

The Company accounts for stock options using the intrinsic value method, and accordingly, no expense is recognized for options where the option price equals fair value of the shares on the date of grant. Pro forma net income and earnings per share information for each of the years in the three-year period ended December 31, 2001, calculated as if the Company had accounted for stock options at their respective fair values at the date of grant, are as follows: pro forma net income (loss), $1.561 billion, $(38) million and $3.121 billion, respectively; and pro forma diluted earnings per share, $1.40, $(.06) and $3.23, respectively. The weighted average grant date fair values of options under the stock option plans were $5.21, $8.76 and $10.24 in 2001, 2000 and 1999, respectively. The weighted average grant date fair value of options under the 1999 plan was $7.90. The Black-Scholes option pricing model was used to estimate the fair value of stock options. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of the Company's stock options. The more significant assumptions used in estimating the fair value of stock options in 2001, 2000 and 1999 include risk-free interest rates of 4.45 percent to 5.88 percent, 5.71 percent to 6.73 percent and 4.63 percent to 6.12 percent, respectively; dividend yields of 2.99 percent, 6.06 percent and 4.22 percent, respectively; weighted average expected lives of the stock options of 4.0 years, 4.0 years and 4.7 years, respectively; and volatility of the Company's common stock of 29 percent in 2001, 45 percent in 2000 and 19 percent in 1999.

The Company had income taxes (benefits) of $7 million, $(7) million and $(35) million in 2001, 2000 and 1999, respectively, related to employee exercises of stock options.

DIVIDEND REINVESTMENT PLAN

Under the terms of the Dividend Reinvestment Plan, a participating stockholder's cash dividends and optional cash payments may be used to purchase the Company's common stock. Common stock issued under the Dividend Reinvestment Plan was *(in thousands)* : 1,809 shares, 2,599 shares and 1,937 shares in 2001, 2000 and 1999, respectively. At December 31, 2001, the Company had 2.3 million additional shares of common stock reserved for issuance under the Dividend Reinvestment Plan.

TRANSACTIONS BY THE COMPANY IN ITS COMMON STOCK

In May 1999 and in June 2000, the Board of Directors of the Company authorized separate 50 million share buyback programs. In addition, shares repurchased in connection with purchase accounting acquisitions described in *Note 2* are incremental to the buyback programs. In 2001, the Company repurchased 2 million shares of common stock at a cost of $64 million in the open market. In connection with consummation of the merger, the Company also retired 16 million shares at a cost of $568 million held by the former Wachovia. At December 31, 2001, the Company had the authority to repurchase up to 99 million shares of its common stock. In 2000, the Company repurchased 15 million shares at a cost of $479 million. In 1999, the Company repurchased 52 million shares at a cost of $2.6 billion.

In early 1999, the Board of Directors authorized the use of forward equity sales transactions ("equity forwards") in connection with the buyback programs. The use of equity forwards provides the Company with the ability to purchase shares under the buyback programs in the open market and then issue shares in private transactions to counterparties in the amounts necessary to maintain targeted capital ratios. Under the terms of the equity forwards, the Company issued shares of common stock to an investment banking firm at a specified price that approximated market value. Simultaneously, the Company entered into a forward contract with the same counterparty to repurchase the shares at the same price plus a premium (the "forward price").

In addition to equity forwards, the Company has also entered into forward purchase contracts with various counterparties. Under the terms of these contracts, the Company has agreed to purchase shares on a specific future date at the forward price. The counterparties to these contracts generally purchase the shares to which the contract is subject in the open market and hold the shares for the duration of the contract.

At December 31, 2001, the Company had an equity forward involving 3 million shares at a cost of $100 million and forward purchase contracts involving 33 million shares at a cost of $1.2 billion. This aggregate cost of $1.3 billion does not include the premium component of the forward price. Premiums accrue over the period that the contracts are outstanding, and they will be settled at maturity. The equity forward and forward purchase contracts mature at various times in 2002, and they can be extended by mutual consent of the counterparties. In 2001, the Company settled a forward purchase contract and an equity forward contract by purchasing 12 million shares at a cost of $652 million. Additionally, in 2001, the Company settled a contract for 4 million shares on a net share basis resulting in no net repurchases of shares. In 2000, the Company settled an equity forward contract by purchasing 4 million shares at a cost of $211 million.

For shares under equity forwards and forward purchase contracts, the counterparties have all of the legal rights attendant to ownership of the underlying shares, including the right to vote the shares and the right to sell or pledge the shares at the counterparty's discretion. The counterparty receives all dividends to which stockholders of record during the time covered by the term of the equity forwards are entitled. For purposes of the Company's earnings per share calculation, the shares are considered outstanding until repurchased.

Under the terms of these contracts, the Company has the sole option of determining the method of settlement when the equity forwards mature from among the following options: gross physical settlement, net share settlement and net cash settlement. Net share settlement and net cash settlement could result in the sale of all underlying shares (and in certain circumstances additional shares) to third parties by the counterparty in public or private sales.

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

In accordance with a Shareholder Protection Rights Agreement, the Company issued a dividend of one right for each share of the Company's common stock outstanding as of December 28, 2000, and they continue to attach to all common stock issued thereafter. The rights will become exercisable if any person or group either commences a tender or exchange offer that would result in their becoming the beneficial owner of 10 percent or more of the Company's common stock or acquires beneficial ownership of 10 percent or more of the Company's common stock. Once exercisable and upon a person or group acquiring 10 percent or more of the Company's common stock, each right (other than rights owned by such person or group) will entitle its holder to purchase, for an exercise price of $105.00, a number of shares of the Company's common stock (or at the option of the Board of Directors, shares of participating class A preferred stock) having a market value of twice the exercise price, and under certain conditions, common stock of an acquiring company having a market value of twice the exercise price. If any person or group acquires beneficial ownership of 10 percent or more of the Company's common stock, the Board of Directors may, at its option, exchange for each outstanding right (other than rights owned by such acquiring person or group) two shares of the Company's common stock or participating Class A preferred stock having economic and voting terms similar to two shares of common stock. The rights are subject to adjustment if certain events occur, and they will initially expire on December 28, 2010, if not terminated sooner.

PREFERRED SHARES

In connection with the former Wachovia acquisition, the Company issued 96 million shares of a new class of preferred stock entitled Dividend Equalization Preferred Shares ("DEPs"), which will pay dividends equal to the difference between the last dividend paid by the former Wachovia of 30 cents per share and the common stock dividend declared by the Company. This payment will cease once the Company's total dividends for four consecutive quarters equal at least $1.20 per common share. The DEPs were recorded at their fair value as of September 1, 2001, of 24 cents per share or $23 million for shares issued through December 31, 2001. A dividend of $6 million, which was recorded as a reduction in the carrying value of the DEPs, was paid to holders of the DEPs in the fourth quarter of 2001.

CAPITAL RATIOS

Risk-based capital regulations require a minimum ratio of tier 1 capital to risk-weighted assets of 4 percent and a minimum ratio of total capital to risk-weighted assets of 8 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3 percent to 4 percent. The regulations also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has indicated it will continue to consider a tangible tier 1 leverage ratio (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. Each subsidiary bank is subject to similar capital requirements. None of our subsidiary banks has been advised of any specific minimum capital ratios applicable to it.

The regulatory agencies also have adopted regulations establishing capital tiers for banks. To be in the highest capital tier, or considered well capitalized, banks must have a leverage ratio of 5 percent, a tier 1 capital ratio of 6 percent and a total capital ratio of 10 percent.

At December 31, 2001, the Company's tier 1 capital ratio, total capital ratio and leverage ratio were 7.04 percent, 11.08 percent and 6.19 percent, respectively. At December 31, 2000, the Company's tier 1 capital ratio, total capital ratio and leverage ratio were 7.02 percent, 11.19 percent and 5.92 percent, respectively. At December 31, 2001, our deposit-taking bank subsidiaries met the capital and leverage ratio requirements for well capitalized banks. The Company does not anticipate or foresee any conditions that would reduce these ratios to levels at or below minimum or that would cause its deposit-taking bank subsidiaries to be less than well capitalized.

NOTE 11: BUSINESS SEGMENTS

In connection with the merger with the former Wachovia, the Company realigned its segment reporting to reflect the business mix and management reporting structure of the new company. As a result, the Company now has five operating segments ("business segments") all of which, by virtue of exceeding certain quantitative thresholds, are reportable segments. The business segments are the General Bank, Capital Management, Wealth Management, the Corporate and Investment Bank, and the Parent. The most significant changes are the separation of Wealth Management from Capital Management and the combining of the Consumer and Commercial segments into the General Bank. Each of these reportable segments offers a different array of products and services. Prior year information has been restated to reflect the changes.

Management reporting methodologies were also refined as the organization was integrated after the merger. This includes refinements in funds transfer pricing as well as in the methodology for allocating economic capital, expected loss assignment and expense transfers. Prior years have not been restated to reflect these changes as segment results do not differ materially as a result of these changes.

The Company also implemented a new management reporting model in the first quarter of 2001. This platform remained in effect through and subsequent to the merger. This platform employs new methodologies and systems that the Company believes better reflect the evolution of its four core businesses. Prior years have not been restated to reflect these changes. Under this platform, intersegment revenues are paid by a segment to the segment that distributes or services the product. The amount of the referral fee is based on comparable fees paid in the market or on negotiated amounts that approximate the value provided by the selling segment. Cost allocations are made for services provided by one business segment to another. Activity-based costing studies are continually being refined to better align expenses with products and their revenues.

Under this management reporting platform, new financial metrics have been implemented with business segments being measured on Risk Adjusted Return on Capital ("RAROC") and Economic Profit. RAROC is derived by dividing cash operating earnings (earnings adjusted for certain intangible amortization and expected losses) by economic capital (capital assigned based on a statistical assessment of the credit, market and operating risks taken to generate profits in a particular business unit or product). Economic Profit is economic net income less a charge for the economic capital used to support the business.

The accounting policies of these reportable segments are the same as those of the Company as disclosed in *Note 1*, except as noted below. There are no significant reconciling items between the reportable segments and consolidated amounts. Certain amounts are not allocated to reportable segments, and as a result, they are included in the Parent segment as discussed below. Substantially all of the Company's revenues are earned from customers in the United States, and no single customer accounts for a significant amount of any reportable segment's revenues.

The Company's management reporting model is used to measure business segment results. Because of the complexity of the Company, various estimates and allocation methodologies are used in preparing business segment financial information. The management reporting model isolates the net income contribution and measures the return on capital for each business segment by allocating equity, funding credit and expense, and certain corporate charges to each segment. A risk-based methodology is used to allocate equity based on the credit, market and operational risks associated with each business segment. A provision for loan losses is allocated to each business segment based on net charge-offs, and any excess is included in the Parent segment. Income tax expense or benefit is allocated to each business segment, and any difference between the total for all business segments and the consolidated amount is included in the Parent segment. Merger-related, restructuring and other charges and gains are not allocated to the Company's business segments, and accordingly, these amounts are presented separately in the tables that follow.

Exposure to market risk is managed centrally within the Parent segment. In order to remove interest rate risk from each business segment, the management reporting model employs a funds transfer pricing ("FTP") system. The FTP system matches the duration of the funding used by each segment to the duration of the assets and liabilities contained in each segment. Matching the duration, or the effective term until an instrument can be repriced, allocates interest income and/or interest expense to each segment so its resulting net interest income is insulated from interest rate risk. The Parent segment retains all interest rate risk.

The Parent segment includes the Company's securities portfolios, allowance for loan losses in excess of net charge-offs in the other segments and unallocated equity. The Parent segment also includes the goodwill asset and the associated amortization expense and funding cost; certain nonrecurring revenue items; certain expenses that are not allocated to the business segments; corporate charges; and the results of the Company's mortgage servicing, credit card, The Money Store home equity lending businesses and indirect auto lending and leasing businesses, which have been divested or are being wound down.

The results of operations for each of the Company's business segments for each of the years in the three-year period ended December 31, 2001, follows.

Year Ended December 31, 2001

(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Merger-Related, Restructuring and Other Charges/ Gains (b)	Total
CONSOLIDATED							
Net interest income (a)	$ 5,151	131	246	2,075	331	(159)	7,775
Fee and other income	1,769	2,819	394	730	559	25	6,296
Intersegment revenue	114	(48)	1	(56)	(11)	-	-
Total revenue	7,034	2,902	641	2,749	879	(134)	14,071
Provision for loan losses	426	-	6	543	92	880	1,947
Noninterest expense	4,112	2,399	444	1,999	605	272	9,831
Income taxes (benefits)	846	179	64	(73)	48	(390)	674
Tax-equivalent adjustment	34	-	-	15	110	(159)	-
Net income	1,616	324	127	265	24	(737)	1,619
Dividends on preferred stock	-	-	-	-	6	-	6
Net income available to common stockholders	$ 1,616	324	127	265	18	(737)	1,613
Risk adjusted return on capital	38.44 %	37.87	52.27	7.07	27.56	-	22.37
Cash overhead efficiency ratio	57.90 %	82.66	68.90	68.41	17.27	-	63.61
Economic profit	$ 1,165	222	94	(320)	247	-	1,408
Average loans, net	75,768	212	5,672	43,066	9,130	-	133,848
Average core deposits	111,099	1,618	7,331	10,728	2,156	-	132,932
Economic capital, average	$ 4,407	858	233	6,491	1,584	-	13,573

Year Ended December 31, 2000

(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Merger-Related, Restructuring and Other Charges/ Gains (b)	Total
CONSOLIDATED							
Net interest income (a)	$ 4,382	160	190	1,674	1,130	(99)	7,437
Fee and other income	1,314	2,820	319	1,708	654	(103)	6,712
Intersegment revenue	100	(50)	-	(49)	(1)	-	-
Total revenue	5,796	2,930	509	3,333	1,783	(202)	14,149
Provision for loan losses	219	-	-	422	113	982	1,736
Noninterest expense	3,790	2,342	317	1,863	901	2,497	11,710
Income taxes (benefits)	562	198	64	171	355	(785)	565
Tax-equivalent adjustment	46	-	2	48	3	(99)	-
Income before cumulative effect of a change in accounting principle	1,179	390	126	829	411	(2,797)	138
Cumulative effect of a change in accounting for beneficial interests, net of income taxes	-	-	-	-	(46)	-	(46)
Net income	$ 1,179	390	126	829	365	(2,797)	92
Risk adjusted return on capital	33.01 %	45.16	75.54	16.73	34.00	-	26.92
Cash overhead efficiency ratio	64.40 %	79.88	62.24	52.59	38.42	-	61.68
Economic profit	$ 762	286	102	277	439	-	1,866
Average loans, net	59,100	98	4,151	41,883	21,656	-	126,888
Average core deposits	97,606	2,179	5,682	9,107	3,764	-	118,338
Economic capital, average	$ 3,629	862	160	5,861	1,988	-	12,500

							Year Ended December 31, 1999
(In millions)	*General Bank*	*Capital Management*	*Wealth Management*	*Corporate and Investment Bank*	*Parent*	*Merger-Related, Restructuring and Other Charges/ Gains (b)*	*Total*
CONSOLIDATED							
Net interest income (a)	$ 4,270	138	197	1,599	1,366	(118)	7,452
Fee and other income	1,393	1,957	324	1,914	1,345	-	6,933
Intersegment revenue	117	(43)	(3)	(49)	(22)	-	-
Total revenue	5,780	2,052	518	3,464	2,689	(118)	14,385
Provision for loan losses	163	-	-	225	304	-	692
Noninterest expense	3,769	1,489	297	1,952	951	404	8,862
Income taxes (benefits)	644	215	84	343	463	(141)	1,608
Tax-equivalent adjustment	28	-	-	45	45	(118)	-
Net income	$ 1,176	348	137	899	926	(263)	3,223
Risk adjusted return on capital	32.19 %	53.54	87.59	17.61	44.48	-	30.64
Cash overhead efficiency ratio	65.33 %	72.54	57.29	57.91	34.88	-	55.62
Economic profit	$ 716	272	114	298	789	-	2,189
Average loans, net	55,377	141	3,710	43,029	27,534	-	129,791
Average core deposits	98,142	1,152	5,713	9,944	7,080	-	122,031
Economic capital, average	$ 3,547	650	151	5,312	2,082	-	11,742

(a) Tax-equivalent.

(b) See "*Merger-Related, Restructuring and Other Charges and Gains*" in *Management's Analysis of Operations* and the *Consolidated Condensed Statements of Income* for more information on merger-related, restructuring and other charges and gains. Additionally, the tax-equivalent amounts included in each segment are eliminated herein in order for "Total" amounts to agree with amounts appearing in the *Consolidated Statements of Income.*

NOTE 12: PERSONNEL EXPENSE AND RETIREMENT BENEFITS

The Company has a savings plan under which eligible employees are permitted to make basic contributions to the plan of up to six percent of base compensation and supplemental contributions of up to nine percent of base compensation. Annually, on approval of the Board of Directors, employee basic contributions may be matched up to six percent of the employee's base compensation. A six percent matching level was in place for each of the periods presented. The first one percent of the Company's matching contribution is made in the Company's common stock. Each employee can immediately elect to liquidate the Company's common stock credited to the employee's account by transferring the value of the common stock to any of a number of investment options available within the savings plan. Savings plan expense in 2001, 2000 and 1999 was $138 million, $125 million and $102 million, respectively.

Group insurance expense for active employees in 2001, 2000 and1999 was $248 million, $210 million and $201 million, respectively.

The Company has noncontributory, tax-qualified defined benefit pension plans (the "Qualified Pension") covering substantially all employees with at least one year of service. The Qualified Pension benefit expense is determined by an actuarial valuation, and it is based on assumptions that are evaluated annually. Contributions are made each year to a trust in an amount that is determined by the actuary to meet the minimum requirements of ERISA and to fall at or below the maximum amount that can be deducted on the Company's tax return. Amounts related to prior years are determined using the projected unit credit valuation method.

At December 31, 2001, Qualified Pension assets included U.S. Government and Government agency securities, equity securities and other investments. Also included are 4.7 million shares of the Company's common stock. All Qualified Pension assets are held by First Union National Bank (the "Bank") in a Bank-administered trust fund.

The Company has noncontributory, nonqualified pension plans (the "Nonqualified Pension") covering certain employees. The Nonqualified Pension benefit expense is determined annually by an actuarial valuation, and it is included in noninterest expense.

The Company also provides certain health care and life insurance benefits for retired employees (the "Other Postretirement Benefits"). Substantially all of the Company's employees may become eligible for Other Postretirement Benefits if they reach retirement age while working for the Company. Life insurance benefits, medical and other benefits are provided through a tax-exempt trust formed by the Company.

The change in benefit obligation and the change in fair value of plan assets related to each of the Qualified Pension, the Nonqualified Pension and the Other Postretirement Benefits using a September 30 measurement date for each of the years in the two-year period ended December 31, 2001, follows.

	Qualified Pension		Nonqualified Pension		Other Postretirement Benefits	
(In millions)	2001	2000	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation, October 1	$ 2,010	2,055	155	202	514	404
Service cost	103	90	1	3	9	8
Interest cost	167	153	15	15	41	30
Retiree contributions	-	-	-	-	15	14
Plan amendments	22	7	(3)	-	38	18
Benefit payments	(207)	(260)	(13)	(109)	(56)	(40)
Business combinations	912	-	152	-	137	-
Curtailment	-	-	-	(20)	-	-
Special and/or contractual termination benefits	-	-	-	20	-	2
Actuarial (gains) losses	259	(35)	10	44	201	78
Benefit obligation, September 30	3,266	2,010	317	155	899	514
CHANGE IN FAIR VALUE OF PLAN ASSETS						
Fair value of plan assets, October 1	2,834	2,472	-	-	76	75
Actual return on plan assets	(506)	425	-	-	2	8
Employer contributions	205	197	13	109	42	19
Retiree contributions	-	-	-	-	15	14
Business combinations	895	-	-	-	16	-
Benefit payments	(207)	(260)	(13)	(109)	(56)	(40)
Fair value of plan assets, September 30	3,221	2,834	-	-	95	76
RECONCILIATION OF FUNDED STATUS						
Funded status of plans	(45)	824	(317)	(155)	(804)	(438)
Unrecognized net transition obligation	-	(5)	-	-	43	48
Unrecognized prior service costs	69	48	(2)	-	48	3
Unrecognized net (gains) losses	810	(245)	40	32	206	2
Employer contributions in the fourth quarter	-	-	4	-	2	-
Prepaid (accrued) benefit expense at December 31,	$ 834	622	(275)	(123)	(505)	(385)
ASSUMPTIONS						
Discount rate, September 30	7.25 %	7.75	7.25	7.75	7.25	7.75
Expected return on plan assets	10.00	10.00	-	-	6.00	6.00
Weighted average rate of increase in future compensation levels	4.25 %	4.25	4.25	4.25	4.25	4.25

As of December 31, 2000, the Company terminated one of its Nonqualified Pension plans and settled the obligation with each participant by either making a cash payment to the participant or by purchasing an annuity contract. This settlement, along with the retirement of certain key officers, resulted in a charge of $48 million to salaries and employee benefits in the consolidated statements of income. Salaries and employee benefits in 2000 also included a $20 million charge related to a new Nonqualified Pension plan. These and other components of the retirement benefits cost included in salaries and employee benefits for each of the years in the three-year period ended December 31, 2001, are presented below.

		Qualified Pension			Nonqualified Pension		
		Years Ended December 31,			Years Ended December 31,		
(In millions)		*2001*	*2000*	*1999*	*2001*	*2000*	*1999*
RETIREMENT BENEFITS COST							
Service cost	$	103	90	108	1	3	5
Interest cost		167	153	153	15	15	16
Expected return on plan assets		(289)	(249)	(230)	-	-	-
Amortization of transition (gains) losses		(5)	(9)	(9)	-	-	1
Amortization of prior service cost		8	7	7	-	9	11
Amortization of actuarial losses		-	-	5	2	1	5
Curtailment loss		-	-	-	-	30	-
Settlement loss		-	-	-	-	18	-
Special and/or contractual termination benefits		-	-	-	-	20	-
Net retirement benefits cost	$	(16)	(8)	34	18	96	38

		Other Postretirement Benefits		
		Years Ended December 31,		
(In millions)		*2001*	*2000*	*1999*
RETIREMENT BENEFITS COST				
Service cost	$	9	8	9
Interest cost		41	30	25
Expected return on plan assets		(5)	(4)	(4)
Amortization of transition losses		4	4	4
Amortization of prior service cost		1	(1)	(1)
Amortization of actuarial gains		-	(2)	(1)
Special termination benefit cost		-	1	2
Net retirement benefits cost	$	50	36	34

Medical trend rates assumed with respect to Other Postretirement Benefits at the beginning of 2001 were 6.00 percent (pre-65 years of age) and 5.00 percent (post-65 years of age); and at the end of 2001 were 10.00 percent grading to 5.5 percent (pre-65 years of age) and 13.00 percent grading to 5.50 percent (post-65 years of age). Medical trend rates assumed with respect to Other Postretirement Benefits at the beginning and at the end of 2000 were 6.00 percent (pre-65 years of age) and 5.00 percent (post-65 years of age), respectively.

At December 31, 2001, the effect of a one percentage point increase or decrease in the assumed health care cost trend rate on service and interest costs is a $2 million increase and a $1 million decrease, respectively, and on the accumulated postretirement benefit obligation, a $42 million increase and a $37 million decrease, respectively.

NOTE 13: INCOME TAXES

The aggregate amount of income taxes included in the consolidated statements of income and in the consolidated statements of changes in stockholders' equity for each of the years in the three-year period ended December 31, 2001, is presented below.

(In millions)		Years Ended December 31, 2001	2000	1999
CONSOLIDATED STATEMENTS OF INCOME				
Income taxes	$	674	565	1,608
Income tax benefit related to the cumulative effect of a change in the accounting for beneficial interests		-	(25)	-
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY				
Income taxes (benefits) related to				
Unrealized gains and losses on debt and equity securities		390	387	(730)
Unrealized gain on derivative financial instruments		14	-	-
Total	$	1,078	927	878

The provision for income taxes for each of the years in the three-year period ended December 31, 2001, is presented below.

(In millions)		Years Ended December 31, 2001	2000	1999
CURRENT INCOME TAX EXPENSE				
Federal	$	483	365	451
State		81	91	63
Total		564	456	514
Foreign		74	18	15
Total		638	474	529
DEFERRED INCOME TAX EXPENSE				
Federal		13	162	1,090
State		23	(71)	(11)
Total		36	91	1,079
Total	$	674	565	1,608

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for each of the years in the three-year period ended December 31, 2001, follows.

						Years Ended December 31,
	2001		*2000*		*1999*	
(In millions)	***Amount***	***Percent of Pre-tax Income***	*Amount*	*Percent of Pre-tax Income*	*Amount*	*Percent of Pre-tax Income*
Income before income taxes	$ **2,293**		$ 703		$ 4,831	
Tax at federal income tax rate	$ **802**	**35.0** %	$ 246	35.0 %	$ 1,691	35.0 %
Reasons for difference in federal income tax rate and effective tax rate						
Tax-exempt interest, net of cost to carry	**(91)**	**(4.0)**	(55)	(7.8)	(45)	(0.9)
State income taxes, net of federal tax benefit	**68**	**3.0**	13	1.8	34	0.7
Life insurance, increase in cash surrender value	**(87)**	**(3.8)**	(79)	(11.2)	(74)	(1.5)
Foreign taxes, net	**18**	**0.8**	16	2.3	13	0.3
Subsidiary stock, recognition of deferred taxes on basis difference	**(60)**	**(2.6)**	(80)	(11.4)	-	-
Goodwill amortization	**77**	**3.3**	86	12.2	86	1.8
Goodwill write-down, The Money Store, Inc.	**-**	**-**	521	74.1	-	-
Tax credits, net of related basis adjustments	**(108)**	**(4.7)**	(114)	(16.2)	(85)	(1.8)
Change in the beginning-of-the-year deferred tax assets valuation allowance	**14**	**0.6**	3	0.4	(1)	-
Other items, net	**41**	**1.8**	8	1.2	(11)	(0.3)
Total	$ **674**	**29.4** %	$ 565	80.4 %	$ 1,608	33.3 %

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities for each of the years in the three-year period ended December 31, 2001, are presented below.

			December 31,
(In millions)	***2001***	*2000*	*1999*
DEFERRED INCOME TAX ASSETS			
Provision for loan losses, net	$ **1,176**	833	674
Accrued expenses, deductible when paid	**1,199**	817	681
Unrealized losses on debt and equity securities	**-**	114	501
Net operating loss carryforwards	**92**	152	178
Tax credit carryforwards	**477**	529	392
Unrealized losses on investments	**394**	-	-
Other	**581**	366	202
Total deferred income tax assets	**3,919**	2,811	2,628
Deferred tax assets valuation allowance	**50**	26	23
DEFERRED INCOME TAX LIABILITIES			
Depreciation	**111**	172	114
Unrealized gains on debt and equity securities	**276**	-	-
Unrealized gains on investments	**-**	38	60
Intangible assets	**738**	-	112
Deferred income	**175**	176	168
Leasing activities	**5,586**	4,589	3,822
Prepaid pension assets	**327**	237	199
Other	**128**	69	280
Total deferred income tax liabilities	**7,341**	5,381	4,755
Net deferred income tax liabilities	$ **3,472**	2,596	2,150

A portion of the current year change in the net deferred tax liability relates to unrealized gains and losses on debt and equity securities. The related 2001, 2000 and 1999 deferred tax expense (benefit) of $390 million, $387 million and $(730) million, respectively, has been recorded directly to stockholders' equity as a component of accumulated other comprehensive income. Additionally, a portion of the current year change in the net deferred tax liability relates to unrealized gains and losses on derivative financial instruments. The related 2001 deferred tax expense of $14 million has been recorded directly to stockholders' equity as a component of accumulated other comprehensive income. Purchase acquisitions also increased the net deferred tax liability by $436 million in 2001 and decreased the net deferred tax liability by $27 million and $104 million in 2000 and 1999, respectively.

The realization of deferred tax assets may be based on the utilization of carrybacks to prior taxable periods, the anticipation of future taxable income in certain periods and the utilization of tax planning strategies. Management has determined that it is more likely than not that the deferred tax assets can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from net operating loss carryforwards and from the scheduling of temporary differences. The valuation allowance primarily relates to certain state temporary differences and to state net operating loss carryforwards. A portion of the current year change in the valuation allowance relates to increases in deferred tax assets from purchase acquisitions. The related 2001 increase in the valuation allowance is $10 million.

The operating results of the Parent Company and its eligible subsidiaries are included in a consolidated federal income tax return. Each subsidiary pays its allocation of federal income taxes to the Parent Company or receives payment from the Parent Company to the extent tax benefits are realized. Where state income tax laws do not permit consolidated or combined income tax returns, applicable separate company state income tax returns are filed.

Federal tax carryforwards at December 31, 2001, consisted of net operating loss, general business credit and alternative minimum tax credit carryforwards with related deferred tax assets of $7 million, $233 million and $237 million, respectively. The utilization of these carryforwards is subject to limitations under federal income tax laws. Except for the alternative minimum tax credits which do not expire, the other federal tax carryforwards expire, if not utilized, in varying amounts through 2021.

State tax carryforwards at December 31, 2001, consisted of net operating loss and general business tax credit carryforwards with related deferred tax assets of $85 million and $7 million, respectively. These state tax carryforwards were generated by certain subsidiaries in various jurisdictions and their utilization is subject to limitations under various state income tax laws. The state net operating loss and general business tax credit carryforwards expire, if not utilized, in varying amounts through 2021 and 2004, respectively.

Income tax expense (benefit) related to securities transactions was $64 million, $(400) million and $63 million in 2001, 2000 and 1999, respectively.

The Internal Revenue Service (the "IRS") is currently examining First Union's federal income tax returns for the years 1997 through 1999. In addition, the IRS is examining the federal income tax returns for certain acquired subsidiaries for periods prior to acquisition, including the federal income tax returns of the former Wachovia for the years 1996 through 2001. In November 2001, the IRS issued reports challenging deductions relating to the leasing activities of First Union and of the former Wachovia for the years 1994 through 1996 and 1993 through 1995, respectively. Management believes the proposed IRS adjustments are inconsistent with existing law, including several recent decisions in federal appeals courts, and intends to vigorously defend the claimed deductions. Resolution of these issues is not expected to have a significant impact on the Company's financial position or results of operations. In 1999, the IRS examination of First Union's federal income tax returns for the years 1991 through 1993 was settled with no significant impact on the Company's financial position or results of operations. In 2001, 2000 and 1999, tax liabilities for certain acquired subsidiaries for periods prior to their acquisition by the Company were settled with the IRS with no significant impact on the Company's financial position or results of operations.

NOTE 14: BASIC AND DILUTED EARNINGS PER COMMON SHARE

The reconciliation between basic and diluted earnings per common share for each of the years in the three-year period ended December 31, 2001, is presented below.

(In millions, except per share data)		Years Ended December 31, 2001	2000	1999
Income before cumulative effect of a change in accounting principle and dividends on preferred stock	$	1,619	138	3,223
Less imputed interest on the Company's transactions in its common stock		(6)	(21)	(6)
Income available to common stockholders before cumulative effect of a change in accounting principle and dividends on preferred stock		1,613	117	3,217
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes		-	(46)	-
Dividends on preferred stock		(6)	-	-
Income available to common stockholders	$	1,607	71	3,217
Basic earnings per common share				
Income before change in accounting principle and dividends on preferred stock	$	1.47	0.12	3.35
Cumulative effect of a change in the accounting for beneficial interests		-	(0.05)	-
Dividends on preferred stock		-	-	-
Net income	$	1.47	0.07	3.35
Diluted earnings per common share				
Income before change in accounting principle and dividends on preferred stock	$	1.46	0.12	3.33
Cumulative effect of a change in the accounting for beneficial interests		-	(0.05)	-
Dividends on preferred stock		(0.01)	-	-
Net income	$	1.45	0.07	3.33
Average common shares - basic		1,096	971	959
Common share equivalents, unvested restricted stock, incremental common shares from forward purchase contracts and convertible long-term debt assumed converted		9	3	8
Average common shares - diluted		1,105	974	967

NOTE 15: ACCUMULATED OTHER COMPREHENSIVE INCOME, NET

Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income. Accumulated other comprehensive income, net, for each of the years in the three-year period ended December 31, 2001, is presented below.

(In millions)	*Pre-tax Amount*	*Income Tax (Expense) Benefit*	*After-tax Amount*
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET			
Accumulated other comprehensive income, net, December 31, 1998	$ 636	(229)	407
Unrealized net holding loss on securities	(1,820)	644	(1,176)
Reclassification adjustment for gains and losses realized in net income	(247)	86	(161)
Accumulated other comprehensive income, net, December 31, 1999	(1,431)	501	(930)
Unrealized net holding gain on securities	490	(172)	318
Reclassification adjustment for gains and losses realized in net income	614	(215)	399
Accumulated other comprehensive income, net, December 31, 2000	(327)	114	(213)
Unrealized net holding gain on securities	973	(373)	600
Net gain on cash flow hedge derivatives	36	(14)	22
Reclassification adjustment for realized gains and losses	45	(17)	28
Accumulated other comprehensive income, net, December 31, 2001	$ 727	(290)	437

NOTE 16: OFF-BALANCE SHEET RISK, COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company engages in a variety of transactions to meet the financing needs of its customers, to reduce its exposure to fluctuations in interest rates and to conduct lending activities. These financial instruments include commitments to extend credit, standby and commercial letters of credit, derivatives, and commitments to purchase and sell securities. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses, and they may require payment of a fee by the counterparty. Since many of the commitments are expected to expire without being drawn, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit also include liquidity and credit facilities in which the Company guarantees liquidity on commercial paper issued by certain conduits and credit enhancements related to assets funded in those conduits.

Standby and commercial letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Except for short-term guarantees of $14 billion, guarantees extend for more than one year, and they expire in varying amounts through 2033.

The Company's exposure to credit loss in the event of nonperformance by the counterparty for commitments to extend credit and standby and commercial letters of credit is represented by the contract amount of those instruments. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral to support those commitments for which collateral is deemed necessary. The Company uses the same credit policies in entering into commitments and conditional obligations as it does for on-balance sheet instruments.

The fair value of commitments to extend credit and letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the current creditworthiness of the counterparties. Generally, for fixed rate loan commitments, fair value also considers the difference between the current level of interest rates and the committed rates.

Derivative transactions are measured in terms of the notional amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is not exchanged, but is used only as the basis upon which interest and other payments are calculated.

For derivatives, the Company's exposure to credit risk is represented by the fair value of all derivatives in a gain position. At December 31, 2001, the total credit risk in excess of thresholds was $1.0 billion. The fair value of collateral held exceeded the total credit risk in excess of the thresholds as of that date.

The Company uses collateral arrangements, credit approvals, limits and monitoring procedures to manage credit risk or derivatives. Bilateral collateral agreements are in place for substantially all dealer counterparties. Collateral for dealer transactions is delivered by either party when the credit risk associated with a particular transaction, or group of transactions to the extent netting exists, exceeds defined thresholds of credit risk. Thresholds are determined based on the strength of the individual counterparty. For non-dealer transactions, the need for collateral is evaluated on an individual transaction basis, and it is primarily dependent on the financial strength of the counterparty.

Additional information related to derivatives used for the Company's interest rate risk management purposes at December 31, 2001 and 2000, can be found in *Table 18* through *Table 20*, which are incorporated herein by reference.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to these underwriting commitments that were open at December 31, 2001, and that were subsequently settled, had no material impact on the Company's consolidated financial position or results of operations.

In the normal course of business, the Company has entered into certain transactions that have recourse options. These recourse options, if acted on, would not have a material impact on the Company's financial position or results of operations.

Additional information related to other off-balance sheet financial instruments as of December 31, 2001 and 2000, is presented below. For the commitments and letters of credit presented in the table below, no amount is on-balance sheet until the instrument is funded. For the derivatives, the carrying value equals the estimated fair value.

	December 31, 2001		2000	
(In millions)	*Estimated Fair Value*	*Contract or Notional Amount*	*Estimated Fair Value*	*Contract or Notional Amount*
FINANCIAL INSTRUMENTS WHERE CONTRACT AMOUNTS REPRESENT CREDIT RISK				
Commitments to extend credit	$ 201	172,470	140	128,214
Standby and commercial letters of credit	25	24,717	26	13,320
FINANCIAL INSTRUMENTS WHERE CONTRACT OR NOTIONAL AMOUNTS EXCEED THE AMOUNT OF CREDIT RISK				
Trading and dealer derivatives				
Forward and futures contracts	2,519	386,391	2,249	209,312
Interest rate swap agreements	(1,960)	474,733	(2,806)	226,364
Purchased options, interest rate caps, floors, collars and swaptions	4,339	535,300	1,703	290,484
Written options, interest rate caps, floors, collars and swaptions	(4,726)	522,623	(1,713)	223,056
Foreign currency and exchange rate swap commitments	(57)	13,939	(25)	10,537
Commodity and equity swaps	$ 13	3,044	15	2,519

Substantially all time drafts accepted by December 31, 2001, met the requirements for discount with Federal Reserve Banks. Average daily Federal Reserve Bank balance requirements for the year ended December 31, 2001, amounted to $339 million.

Minimum operating lease payments due in each of the five years subsequent to December 31, 2001, are as follows *(in millions)*: 2002, $344; 2003, $322; 2004, $294; 2005, $259; 2006, $217; and subsequent years, $1.3 billion. Rental expense for all operating leases for the three years ended December 31, 2001, was $460 million, 2001; $404 million, 2000; and $319 million, 1999.

The Company and certain of its subsidiaries have been named as defendants in various legal actions arising from their normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material effect on the Company's and its subsidiaries' consolidated financial position or results of operations.

A number of purported class actions were filed in June through August 1999 against the Company in the United States District Courts for the Western District of North Carolina and for the Eastern District of Pennsylvania. These actions named the Company and certain of the Company's executive officers as defendants and were purported to be on behalf of persons who purchased shares of the Company's common stock from August 14, 1998 through May 24, 1999. These actions were consolidated into one case in the United States District Court for the Western District of North Carolina in October 1999. These complaints alleged various violations of securities law, including violations of Section 10(b) of the Securities and Exchange Act of 1934, as amended, and that the defendants made materially misleading statements and/or material omissions which artificially inflated prices for the Company's common stock. The complaints alleged that the Company failed to disclose integration problems in the CoreStates merger and misstated the value of the Company's interest in certain mortgage-backed securities of TMSI acquired by the Company on June 30, 1998. Plaintiffs sought judgment awarding damages and other relief. On January 10, 2001, the United States District Court for the Western District of North Carolina granted the Company's motion to dismiss the litigation for failure to state a claim upon which relief could be granted. Although the plaintiffs did not appeal this ruling, they sought and received permission to file an amended complaint. In August 2001, plaintiffs filed an amended complaint that abandoned their previous allegations concerning the CoreStates merger and primarily raised new allegations of irregularities at TMSI prior to its acquisition by First Union. In October 2001, the Company filed a motion to dismiss this new complaint on several grounds, including that the complaint is barred by the statute of limitations. The court has not ruled on the Company's motion to dismiss. The Company believes the allegations contained in these actions are without merit, will vigorously defend them, and that the ultimate amount of gross damages or other settlements, without respect to insurance coverage, if any, will not have a material effect on its consolidated financial position or results of operations.

On July 26, 2000, a jury in the Philadelphia County (PA) Court of Common Pleas returned a verdict in the case captioned *Pioneer Commercial Funding Corporation v. American Financial Mortgage Corporation, CoreStates Bank, N.A., et al.* The verdict against CoreStates Bank, N.A. ("CoreStates"), a predecessor of First Union National Bank, included consequential damages of $13.5 million and punitive damages of $337.5 million. The trial court had earlier directed a verdict against CoreStates for compensatory damages of $1.7 million. The plaintiff, who was not a CoreStates customer, alleged that the sum of $1.7 million, which it claims it owned, was improperly setoff by CoreStates. Upon the Company's motion, the trial court reduced the amount of the punitive damages award to $40.5 million in December 2000. The Company believes that numerous reversible errors occurred at the trial, and that the facts do not support the damages awards. The Company appeared before the Pennsylvania Superior Court in November 2001 to argue its appeal to reverse the trial court's decision and awaits the appellate court's decision on that appeal. The Company will vigorously pursue its pending post-trial motions and its right of appeal. The Company believes, after consultation with external counsel, that the ultimate outcome of this litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

A number of lawsuits have been filed in 2000 and 2001 against TMSI and certain other affiliates in various jurisdictions. Substantially all of the plaintiffs were borrowers of TMSI prior to the Company's acquisition of TMSI in June 1998. The borrower plaintiffs generally allege violations of federal and/or state law in connection with TMSI lending activities. The plaintiffs in these lawsuits are seeking compensatory and punitive damages and other relief. The Company will vigorously defend the claims alleged in these cases. The Company believes that the ultimate outcome of these cases, individually and in the aggregate, will not result in judgments that would have a material adverse effect on its consolidated financial position or results of operations.

NOTE 17: WACHOVIA CORPORATION (PARENT COMPANY)

The Parent Company serves as the primary source of funding for the activities of its nonbank subsidiaries. The Parent Company has available a $175 million, four-year line of credit that expires in July 2002. Annual facility fees related to the line of credit range from 7.00 basis points to 17.50 basis points. The annual facility fee is based on both the commitment amount, and on the senior, unsecured debt ratings of the Parent Company. Generally, interest rates will be determined when the credit line is used, and they will vary based on the type of loan extended to the Parent Company. Additionally, the line of credit contains financial covenants related to tangible net worth and double leverage ratios, and it requires that the Parent Company's banking affiliates maintain certain capital levels. At December 31, 2001, the Parent Company was in compliance with these covenants and requirements. Additionally, a $395 million committed back-up line of credit related to the former Wachovia will expire in March 2002.

On December 31, 2001, the Parent Company was indebted to subsidiary banks in the amount of $268 million that, under the terms of revolving credit agreements, was collateralized by certain interest-bearing balances, securities, loans, premises and equipment, and it was payable on demand. On December 31, 2001, a subsidiary bank had loans outstanding to Parent Company nonbank subsidiaries in the amount of $39 million that, under the terms of a revolving credit agreement, were collateralized by securities and certain loans, and they were payable on demand. The Parent Company has guaranteed certain borrowings of its subsidiaries that at December 31, 2001, amounted to $580 million.

At December 31, 2001, the Parent Company's subsidiaries, including its bank subsidiaries, had available retained earnings of $999 million for the payment of dividends to the Parent Company without regulatory or other restrictions. Subsidiary net assets of $30 billion were restricted from being transferred to the Parent Company at December 31, 2001, under regulatory or other restrictions.

At December 31, 2001 and 2000, the estimated fair value of the Parent Company's loans was $9.9 billion and $7.1 billion, respectively. See *Note 9* for information related to the Parent Company's junior subordinated deferrable interest debentures.

The Parent Company's condensed balance sheets as of December 31, 2001 and 2000, and the related condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2001, follow.

CONDENSED BALANCE SHEETS

(In millions)	December 31, 2001	2000
ASSETS		
Cash and due from banks	$ 11	45
Interest-bearing balances with bank subsidiary	5,629	3,977
Securities purchased under resale agreements	1,698	1,729
Total cash and cash equivalents	7,338	5,751
Trading account assets	16	28
Securities (amortized cost $1,129 in 2001; $1,351 in 2000)	1,135	1,311
Loans, net	73	64
Loans due from subsidiaries		
Banks	5,200	2,875
Nonbanks	4,656	4,166
Investments in wholly owned subsidiaries		
Banks	29,665	15,414
Nonbanks	3,473	2,811
Total	33,138	18,225
Investments arising from purchase acquisitions	1,012	979
Total investments in wholly owned subsidiaries	34,150	19,204
Other assets	1,447	578
Total	$ 54,015	33,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commercial paper	3,045	1,929
Other short-term borrowings with affiliates	2,491	3,092
Other liabilities	1,099	682
Long-term debt	16,565	11,596
Junior subordinated deferrable interest debentures	2,360	1,331
Total liabilities	25,560	18,630
Stockholders' equity	28,455	15,347
Total	$ 54,015	33,977

CONDENSED STATEMENTS OF INCOME

(In millions)		Years Ended December 31,	
	2001	2000	1999
INCOME			
Dividends from subsidiaries			
Banks	$ 1,245	2,836	3,150
Nonbanks	310	368	40
Interest income	708	757	470
Fee and other income	966	854	1,130
Total income	3,229	4,815	4,790
EXPENSE			
Interest on short-term borrowings	145	228	134
Interest on long-term debt	778	802	576
Noninterest expense	928	941	898
Total expense	1,851	1,971	1,608
Income before income taxes (benefits), equity in undistributed net income (loss) of subsidiaries and cumulative effect of a change in accounting principle	1,378	2,844	3,182
Income taxes (benefits)	(2)	(64)	2
Income before equity in undistributed net income (loss) of subsidiaries and cumulative effect of a change in accounting principle	1,380	2,908	3,180
Equity in undistributed net income (loss) of subsidiaries	239	(2,770)	43
Income before cumulative effect of a change in accounting principle	1,619	138	3,223
Cumulative effect of a change in the accounting for beneficial interests, net of income taxes	-	(46)	-
Net income	1,619	92	3,223
Dividends on preferred stock	6	-	-
Net income available to common stockholders	$ 1,613	92	3,223

CONDENSED STATEMENTS OF CASH FLOWS

		Years Ended December 31,	
(In millions)	***2001***	*2000*	*1999*
OPERATING ACTIVITIES			
Net income	$ **1,619**	92	3,223
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Equity in undistributed net (income) loss of subsidiaries	**(239)**	2,770	(43)
Cumulative effect of a change in accounting principle	**-**	46	-
Securities transactions	**45**	(2)	(4)
Depreciation, goodwill and other amortization	**251**	284	202
Deferred income taxes	**(22)**	10	13
Trading account assets, net	**12**	5	(24)
Other assets, net	**(231)**	(454)	284
Other liabilities, net	**235**	69	162
Net cash provided by operating activities	**1,670**	2,820	3,813
INVESTING ACTIVITIES			
Increase (decrease) in cash realized from			
Sales and maturities of securities	**723**	794	352
Purchases of securities	**(476)**	(975)	(918)
Advances to subsidiaries, net	**364**	(2,352)	(840)
Investments in subsidiaries	**(189)**	(530)	(253)
Longer-term loans originated or acquired	**(29)**	(149)	(84)
Principal repaid on longer-term loans	**136**	143	40
Purchases of premises and equipment, net	**10**	2	27
Cash equivalents acquired, net of purchase acquisitions	**2,112**	-	-
Net cash provided (used) by investing activities	**2,651**	(3,067)	(1,676)
FINANCING ACTIVITIES			
Increase (decrease) in cash realized from			
Commercial paper	**(515)**	(99)	399
Other short-term borrowings, net	**(601)**	546	13
Issuance of junior subordinated deferrable interest debentures	**-**	-	300
Issuances of long-term debt	**1,903**	4,024	1,378
Payments of long-term debt	**(1,178)**	(713)	(1,554)
Issuances of preferred shares	**23**	-	-
Issuances of common stock	**(44)**	152	143
Purchases of common stock	**(1,284)**	(690)	(1,813)
Cash dividends paid	**(1,038)**	(1,888)	(1,817)
Net cash provided (used) by financing activities	**(2,734)**	1,332	(2,951)
Increase (decrease) in cash and cash equivalents	**1,587**	1,085	(814)
Cash and cash equivalents, beginning of year	**5,751**	4,666	5,480
Cash and cash equivalents, end of year	$ **7,338**	5,751	4,666
CASH PAID FOR			
Interest	$ **797**	970	705
Income taxes	**530**	127	115
NONCASH ITEM			
Increase in investments in subsidiaries as a result of acquisitions of institutions for common stock	$ **12,998**	34	1,251

EXECUTIVE OFFICERS

L.M. Baker Jr.
Chairman

G. Kennedy Thompson
President and Chief Executive Officer

Robert S. McCoy Jr.
Vice Chairman and Co-Head,
Merger Integration

David. M. Carroll
Senior Executive Vice President and Co-Head,
Merger Integration; Head of Specialty Finance
and Corporate Support Services

Stephen E. Cummings
Senior Executive Vice President and Co-Head,
Corporate and Investment Bank

Jean E. Davis
Senior Executive Vice President and
Head of Information Technology,
eCommerce and Operations

Malcolm E. Everett III
Senior Executive Vice President and
Head of Corporate and Community Affairs

Paul G. George
Senior Executive Vice President and
Director of Human Resources

W. Barnes Hauptfuhrer
Senior Executive Vice President and Co-Head,
Corporate and Investment Bank

Benjamin P. Jenkins III
Senior Executive Vice President and President,
General Bank

Robert P. Kelly
Senior Executive Vice President and Chief
Financial Officer

Stanhope A. Kelly
Senior Executive Vice President and President,
Wealth Management

Donald A. McMullen Jr.
Senior Executive Vice President and President,
Capital Management

Mark C. Treanor
Senior Executive Vice President, General
Counsel and Secretary

Donald K. Truslow
Senior Executive Vice President and
Chief Risk Management Officer

BOARD OF DIRECTORS

F. Duane Ackerman
Chairman, President and Chief
Executive Officer,
BellSouth Corporation
Atlanta, Georgia

John D. Baker II
President and Chief Executive Officer,
Florida Rock Industries,
Jacksonville, Florida

L.M. Baker Jr.
Chairman,
Wachovia Corporation
Charlotte, North Carolina

James S. Balloun
Chairman, President and Chief
Executive Officer,
Acuity Brands, Inc.
Atlanta, Georgia

Robert J. Brown
Chairman and Chief Executive Officer,
B&C Associates, Inc.
High Point, North Carolina

Peter C. Browning
Chairman,
Nucor Corporation
Charlotte, North Carolina

John T. Casteen III
President,
University of Virginia
Charlottesville, Virginia

William H. Goodwin Jr.
Chairman,
CCA Industries, Inc.
Richmond, Virginia

Robert A. Ingram
President and Chief Operating Officer,
Pharmaceutical Operations,
GlaxoSmithKline plc
Research Triangle Park, North Carolina

Radford D. Lovett
Chairman,
Commodores Point Terminal Corporation
Jacksonville, Florida

Mackey J. McDonald
Chairman, President and Chief
Executive Officer,
VF Corporation
Greensboro, North Carolina

Joseph Neubauer
Chairman and Chief Executive Officer,
ARAMARK Corporation
Philadelphia, Pennsylvania

Lloyd U. Noland III
Chairman, President and Chief
Executive Officer,
Noland Company
Newport News, Virginia

Ruth G. Shaw
Executive Vice President and Chief
Administrative Officer,
Duke Energy Corporation
Charlotte, North Carolina

Lanty L. Smith
Chairman,
Soles Brower Smith & Co.
Greensboro, North Carolina

G. Kennedy Thompson
President and Chief Executive Officer,
Wachovia Corporation
Charlotte, North Carolina

John C. Whitaker Jr.
Chairman and Chief Executive Officer,
Inmar Enterprises, Inc.
Winston-Salem, North Carolina

Dona Davis Young
President and Chief Operating Officer,
The Phoenix Companies, Inc.
Hartford, Connecticut

COMMITTEES OF THE BOARD OF DIRECTORS

Executive Committee
Lanty L. Smith, Chairman
L.M. Baker Jr.
Peter C. Browning
William H. Goodwin Jr.
Robert A. Ingram
Joseph Neubauer
G. Kennedy Thompson
John C. Whitaker Jr.
Robert P. Kelly (Staff)
Mark C. Treanor (Staff)

Audit & Compliance Committee
John T. Casteen III, Chairman
F. Duane Ackerman
William H. Goodwin Jr.
Lanty L. Smith
Robert P. Kelly (Staff)
William B. Langley (Staff)
Peter J. Schild (Staff)

Credit & Finance Committee
Mackey J. McDonald, Chairman
John D. Baker II
Lloyd U. Noland III
Dona Davis Young
Donald Truslow (Staff)
Thomas J. Wurtz (Staff)

Management Resources & Compensation Committee
Peter C. Browning, Chairman
Robert J. Brown
Robert A. Ingram
Ruth G. Shaw
Paul G. George (Staff)

Merger Integration & Technology Committee
Joseph Neubauer, Chairman
James S. Balloun
Radford D. Lovett
John C. Whitaker Jr.
David M. Carroll (Staff)
Jean E. Davis (Staff)
Robert S. McCoy Jr. (Staff)

Corporate Governance & Nominating Committee
John C. Whitaker Jr., Chairman
Peter C. Browning
William H. Goodwin Jr.
Robert A. Ingram
Joseph Neubauer
Lanty L. Smith
L.M. Baker Jr. (Staff)
G. Kennedy Thompson (Staff)
Mark C. Treanor (Staff)

HOW TO CONTACT US

Investor Relations Contact
Alice Lehman, head of Investor Relations
704-374-2137
Annual and quarterly financial information is available online through the Investor Relations link on either wachovia.com or firstunion.com.

Shareholder Services/Transfer Agent
First Union National Bank
1-800-347-1246
1525 West W.T. Harris Boulevard 3C3
Charlotte, North Carolina 28288-1153
Stockholders seeking help with a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact the transfer agent.

Media Contact
Ginny Mackin, senior vice president
Corporate Communications
704-374-6444

Snapshot
Ticker, NYSE: WB
Total revenue: $14 billion
Cash operating net income: $2.8 billion
Cash operating earnings per share: $2.50

Annual Meeting
Tuesday, April 16, 2002, 9:30 a.m.
Charlotte Marriott City Center
100 West Trade Street
Charlotte, North Carolina

Corporate Headquarters
Wachovia Corporation
301 South College Street, Suite 4000
Charlotte, North Carolina 28288-0013
704-374-6161

Wachovia Corporation is an equal opportunity employer.

WACHOVIA CORPORATION
ONE WACHOVIA CENTER
CHARLOTTE, NC 28288-0206

This publication is printed on recycled paper.

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